As filed with the Securities and Exchange Commission on April 25, 2002

Registration No. 333-83780

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SRA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7373 (Primary Standard Industrial Classification Code Number)	54-1360804 (I.R.S. Employer Identification Number)
4300 Fair Lakes Court
Fairfax, VA 22033
(703) 803-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ernst Volgenau
President and Chief Executive Officer
SRA INTERNATIONAL, INC.
4300 Fair Lakes Court
Fairfax, VA 22033
(703) 803-1500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Brent B. Siler, Esq. David Sylvester, Esq. Alexander D. Baldwin, Esq. HALE AND DORR LLP 11951 Freedom Drive Reston, Virginia 20190 Telephone: (703) 654-7000 Telecopy: (703) 654-7100	Michael J. Silver, Esq. Stuart A. Barr, Esq. HOGAN & HARTSON L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 Telephone: (202) 637- 5600 Telecopy: (202) 637-5910

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities A ct, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 25, 2002

PROSPECTUS

                 Shares

Class A Common Stock

$            per share

We are selling __________shares of our class A common stock. We have granted the underwriters an option to purchase up to _________ additional shares of class A common stock to cover over-allotments.

This is the initial public offering of our class A common stock. We currently expect the initial public offering price to be between $_____ and $_____ per share. We have applied to have the class A common stock listed on the New York Stock Exchange under the symbol “SRX.”

Investing in our class A common stock involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount
Proceeds to SRA (before expenses)

The underwriters expect to deliver the shares to purchasers on or about            , 2002.

Sole Bookrunner
Salomon Smith Barney	UBS Warburg

Legg Mason Wood Walker
Incorporated
Raymond James
Adams, Harkness & Hill, Inc.
BB&T Capital Markets
                    , 2002

SRA
INTERNATIONAL, INC.

Honesty and Service

RAP 610
RAP 12
RAP 11

Information Technology Services and Solutions for Government

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. In this prospectus, the “company,” “SRA,” “we,” “us” and “our” refer to SRA International, Inc.

Until and including             , 2002, all dealers that buy, sell or trade our class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This is only a summary and it does not contain all the information that may be important to you. You should read the entire prospectus, especially “Risk Factors” and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our class A common stock. Our fiscal year ends on June 30. All references to a particular fiscal year mean the fiscal year ended June 30 of the respective calendar year.

SRA International, Inc.

We are a leading provider of information technology services and solutions to U.S. federal government organizations in three principal markets: national security, health care and public health, and civil government. Our largest market, national security, includes the Department of Defense, the intelligence agencies, and other federal organizations with homeland security missions. We offer a broad range of services that spans the information technology life-cycle: strategic consulting; systems design, development, and integration; and outsourcing and operations management. In addition, to address recurring client needs, we have developed four business solutions: text and data mining; contingency and disaster response planning; information assurance; and enterprise systems management.

We have provided information technology services and solutions to federal government clients for nearly 24 years and have longstanding relationships with many of them. We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. We currently serve over 300 government clients on over 700 active engagements, including clients in 12 of the 14 departments of the executive branch, all branches of the military services, the White House, and the judicial and legislative branches of the federal government. Our business is diversified, with no single engagement accounting for more than 5% of our revenues during fiscal 2001 or the nine months ended March 31, 2002. For each of the last three fiscal years and the nine months ended March 31, 2002, we have been the prime contractor on engagements representing over 94% of our revenues.

From fiscal 1997 to fiscal 2001, we increased our revenues at a compound annual growth rate of 14.3%. Our revenues for the fiscal year ended June 30, 2001 and for the nine months ended March 31, 2002 were $312.5 million and $259.8 million, respectively. For the fiscal year ended June 30, 2001, national security clients accounted for approximately 43% of our revenues; health care and public health clients accounted for approximately 29%; civil government clients accounted for approximately 21%; and commercial clients accounted for approximately 7%. As of March 31, 2002, our backlog was approximately $1.0 billion, of which $158.5 million was funded. As of March 31, 2001, our backlog was $584.1 million, of which $147.9 million was funded. In January 2002, we acquired The Marasco Newton Group Ltd., our first government services acquisition.

We believe our success is grounded on the core values that we have stressed since our inception: an ethic of honesty and service; quality work and customer satisfaction; and caring about our people. We strive to uphold these values in every action we take and regularly reinforce them in our recruiting process, training programs, proposals, company meetings, and internal communications. We have been chosen by Fortune magazine as one of the “100 Best Companies to Work For in America” for each of 2000, 2001, and 2002, which we believe reflects the pride our employees take in the culture fostered by our core values. We are committed to maintaining these values as a cornerstone of our business.

Market Opportunity

The federal government is the largest consumer of information technology services and solutions in the United States. According to INPUT, an independent federal government market research firm, the federal information technology market is expected to grow at an annual rate of 10.6% from $36.4 billion in federal fiscal year 2001 to $60.3 billion in federal fiscal year 2006. We believe that this growth will be driven by planned increases in national defense and homeland security programs, increased reliance on information technology outsourcing, increased federal public health spending, and demand for greater government efficiency and effectiveness. We believe that for information technology providers to win contract awards from the federal government they must possess strong and stable management, highly skilled personnel, demonstrated technological expertise, a deep knowledge of the government’s business processes, a strong record of past performance, and key positioning on many of the increasingly popular multiple-award contract vehicles, including General Services Administration, or GSA, schedule contracts, government-wide acquisitions contracts, or GWACs, and other indefinite delivery/indefinite quantity contracts.

Our Approach

We are a high-end information technology services and solutions provider focused on delivering results that create tangible value for our clients. We employ interdisciplinary teams to staff each of our engagements, which enables us to deliver services and solutions that combine comprehensive knowledge of our clients’ business processes with the necessary technical expertise. We attribute our success to five core strengths:

•
Strong, stable management and highly skilled personnel.    Our executive team includes the core group of senior executives that has built the company over the past two decades. Our 43 officers have an average tenure with our company of approximately 14 years. Our corporate culture fosters teamwork and excellence and has contributed to our being named in 2002 by Fortune magazine as one of the “100 Best Companies to Work For in America” for the third consecutive year. This has helped us recruit and retain highly skilled personnel. Our professional staff is highly educated, with approximately one-third holding advanced degrees. As of March 31, 2002, we had over 2,100 employees, approximately 50% of whom have federal government security clearances.

•
Knowledge of government clients’ business processes.    We have served many of our clients for over 20 years. As a result of these longstanding relationships, we have developed a deep knowledge of our clients’ business processes, which enables us to design solutions that address their strategic goals and integrate with their existing systems. We have also recruited strategic hires with significant government or technical experience who have added to our knowledge of our clients’ business processes and who have extended our expertise into new areas.

•
Technical expertise.    We invest in research and development in areas such as text mining, data mining, information assurance, and other emerging technologies in order to offer clients the most advanced technological solutions. Our consulting and systems integration business has received a capability maturity model, or CMM, level 3 rating under the standards established by the Software Engineering Institute. This rating reflects that we have mature, repeatable processes that we believe help to reduce risk, improve technical delivery, contain costs, and meet demanding schedules.

•
Proven record of past performance.    We have provided information technology services and solutions to the federal government for nearly 24 years and we are frequently recognized as a top performer by both client evaluations and industry publications. For competitively awarded engagements on which we were the incumbent, we have a renewal rate of at least 95% for each of the last three fiscal years and the nine months ended March 31, 2002.

•
Key positioning as a prime contractor.    We are currently a prime contractor on four of the federal government’s five largest information technology services GWACs. We hold four GSA schedule contracts and we are a prime contractor on more than 12 agency-specific indefinite delivery/indefinite quantity contracts. This broad contract portfolio gives us extensive reach as a preferred provider and enables us to deliver the full range of our services and solutions to any organization in the federal government. Serving as a prime contractor positions us to achieve better client relationships, more control and influence, clearer visibility into future opportunities, and enhanced profit margins.

Growth Strategy

Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions to a wide variety of federal governmental organizations. Our growth strategy includes the following:

•
Leverage our longstanding client relationships to cross-sell our full range of services. We are adept at penetrating, cross-selling to, and building out existing client accounts through our successful performance and comprehensive knowledge of their business processes, which has led to many long-term contract relationships.

•
Increase our client base. We intend to leverage our experience and broad contract portfolio to expand our client base in other high-growth areas of the federal information technology services market to include organizations in the federal government for which we have not historically worked.

•
Focus our applied research and development investments to enhance our core business. We intend to continue to invest in applied research and development initiatives to enhance the competitive position of our core business.

•
Pursue strategic acquisitions. To complement our internal growth, we may pursue strategic acquisitions that can cost-effectively add new clients, specific agency knowledge, or technological expertise to accelerate our access to existing or new markets.

Recent Developments

In April 2002, we and some of our stockholders sold an aggregate of 3,600,000 shares of class A common stock at a price of $11.00 per share to investment entities affiliated with General Atlantic Partners, LLC. In connection with this transaction, we appointed Steven A. Denning, the executive managing member of General Atlantic Partners, LLC, to our board of directors.

NetOwl™ and GistIt™ are trademarks of SRA. Assentor® and ELITE® are registered trademarks of SRA. SRA International, Inc.® is a registered trademark and servicemark of SRA. Mantas™ is a trademark of Mantas, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

Our principal executive offices are located at 4300 Fair Lakes Court, Fairfax, Virginia 22033 and our telephone number is (703) 803-1500. We were incorporated as Systems Research and Applications Corporation in Virginia in 1976 and began operations in 1978. We reincorporated in Delaware as SRA International, Inc. in 1984. Our Web address is www.sra.com. We do not intend the information on our website to constitute part of this prospectus.

The Offering

Class A common stock offered:
SRA	shares
Common stock to be outstanding after this offering:
Class A common stock	shares
Class B common stock	15,610,610 shares
Total	shares
Use of proceeds	To repay outstanding borrowings under our credit facility and for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds.”
Proposed New York Stock Exchange symbol	SRX

Except as otherwise indicated, the number of shares to be outstanding after the offering is based on the number of shares outstanding on April 23, 2002. The number of shares to be outstanding after this offering excludes 8,630,472 shares of class A common stock issuable upon the exercise of options outstanding at that date and an additional 6,000,000 shares reserved for issuance in the future under our stock plans.

Holders of class A common stock and class B common stock have identical rights, except that holders of class A common stock are entitled to one vote per share and holders of class B common stock are entitled to ten votes per share.

Immediately following the closing of this offering, Ernst Volgenau, our president and chief executive officer, will beneficially own shares of class A and class B common stock representing         % of the combined voting power of our outstanding common stock. As a result, Dr. Volgenau will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations.

Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

Summary Historical and Pro Forma Financial Data

The following summarizes our historical and pro forma consolidated financial information. We derived the historical financial information for each of the three fiscal years ended June 30, 2001 and the nine months ended March 31, 2002 from our audited consolidated financial statements. We derived the historical financial information for each of the two fiscal years ended June 30, 1998 and for the nine months ended March 31, 2001 from our unaudited consolidated financial statements. The unaudited financial information has been prepared on the same basis as our audited financial statements, and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of and for the periods.

We have presented statement of operations data for the fiscal year ended June 30, 2001 on a pro forma basis, giving effect to three transactions that occurred during fiscal 2001:

•	the formation of Mantas, Inc. as a separate company in May 2001,

•	the closure of our legal systems integration segment as of December 31, 2000, and

•	the sale of our minority interest in Mail2000, Inc. in February 2001.

For more information regarding each of these transactions, you should read “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

We have presented the balance sheet data as of March 31, 2002:

•	on an actual basis;

•
on a pro forma basis to reflect our sale of 910,092 shares of class A common stock to a private investment group in April 2002, our receipt of approximately $10.0 million in net proceeds from that sale, our receipt of the proceeds from the exercise of stock options by some of our stockholders who then sold the shares issued upon that exercise to the private investment group, our tax benefits in connection with the option exercises, and our use of all these proceeds to repay a portion of the outstanding borrowings under our credit facility; and

•
on a pro forma as adjusted basis to further reflect the sale of _________ shares of class A common stock by us in this offering at an assumed initial public offering price of $_____ per share, the mid-point of the range set forth on the cover of this prospectus, our receipt of the estimated net proceeds of that sale, after deducting estimated underwriting discounts and estimated offering expenses, and our use of a portion of the net proceeds to repay remaining outstanding borrowings under our credit facility.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year ended June 30,						Nine months ended March 31,
	1997	1998	1999	2000	2001	Pro Forma 2001	2001	2002
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$183,148	$222,695	$291,856	$312,035	$312,548	$300,870	$227,331	$259,755
Operating costs and expenses:
Cost of services	126,638	156,204	199,732	213,549	221,835	213,906	160,466	187,799
Selling, general, and administrative	44,213	50,136	70,567	77,200	84,985	72,142	66,509	55,628
Depreciation and amortization	3,866	4,664	5,720	7,258	8,045	7,491	5,854	5,534
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	—	—	(6,485)	—	—	—

Total operating costs and expenses	174,717	211,004	276,019	298,007	308,380	293,539	232,829	248,961

Operating income (loss)	8,431	11,691	15,837	14,028	4,168	7,331	(5,498)	10,794
Interest expense, net	(477)	(939)	(1,068)	(529)	(797)	(797)	(625)	(128)
Other (expense) income	—	—	—	(209)	(2,391)	(2,391)	(1,381)	1,775
Gain (loss) on equity method investment	585	—	—	(900)	11,776	—	11,776	373

Income before taxes	8,539	10,752	14,769	12,390	12,756	4,143	4,272	12,814
Provision for taxes	3,638	4,397	6,129	5,092	5,383	1,947	1,803	5,920

Net income	$4,901	$6,355	$8,640	$7,298	$7,373	$2,196	$2,469	$6,894

Earnings per share:
Basic	$0.20	$0.27	$0.37	$0.31	$0.32	$0.10	$0.11	$0.29

Diluted	$0.17	$0.22	$0.30	$0.26	$0.26	$0.08	$0.09	$0.25

Weighted-average shares:
Basic	24,246,345	23,697,155	23,549,420	23,439,271	23,058,330	23,058,330	22,990,147	23,506,420

Diluted	29,459,140	28,540,940	28,820,845	28,346,837	27,882,330	27,882,330	28,180,521	27,494,638

	March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$512	$512	$
Working capital	44,272	45,619
Total assets	141,228	142,575
Long-term debt, net of current portion	24,016	13,233
Total stockholders’ equity	47,213	59,343

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Investing in our class A common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense, for substantially all of our revenues, and if our relationships with these agencies were harmed, our business would be threatened.

Contracts funded by U.S. federal government agencies accounted for 85%, 88%, 93%, and 95% of our revenues for fiscal 1999, 2000, and 2001, and the nine months ended March 31, 2002, respectively. Contracts funded by clients within the Department of Defense accounted for 41%, 43%, 47%, and 53% of our revenues for the same periods. We believe that federal government contracts will continue to be the source of substantially all of our revenues for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or within the Department of Defense in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenues and operating results could be materially harmed.

Loss of our GSA schedule contracts or our position as a prime contractor on one or more of our GWACs or our other multiple-award contracts would impair our ability to win new business.

We believe that one of the key elements of our success is our position as the holder of four GSA schedule contracts, and as a prime contractor under four GWACs and more than 12 indefinite delivery/indefinite quantity contracts. For the fiscal year ended June 30, 2001, revenue from GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts accounted for approximately 87% of our revenues from federal government clients. As these types of contracts have increased in importance in the last several years, we believe our position as a prime contractor on these contracts has become increasingly important to our ability to sell our services to federal government clients. If we were to lose our position on one or more of these contracts, we could lose revenues and our operating results could suffer.

GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts typically have a one- or two-year initial term with multiple options that are exercisable by our government clients to extend the contract for one or more years. For example, the initial term under our indefinite delivery/indefinite quantity contract with the Internal Revenue Service is scheduled to expire in May 2002. Although there are options to extend this contract for a number of years, we cannot assure you that our client will exercise these options.

We may not receive the full amount of our backlog, which could harm our business.

Our backlog was $1.0 billion as of March 31, 2002, of which $158.5 million was funded. We expect to recognize revenue from approximately 8% of our total backlog during the fourth quarter of fiscal 2002. We define backlog to include both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts that have been priced. Congress often appropriates funds for our clients on a yearly basis, even though their contract with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority, less the amount of revenue we have previously recognized under the contract. We define unfunded backlog as the total value of signed contracts, less funding to date. Unfunded backlog includes all contract options that have been priced but not yet funded. Our estimate of the portion of the backlog as of March 31, 2002 from which we expect to recognize revenues in the fourth quarter of fiscal 2002 is likely to be inaccurate because the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. In addition, we may never realize revenues from some of the engagements that are included in our backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog. The actual accrual of revenues on engagements included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. If we fail to realize revenues from engagements included in our backlog as of March 31, 2002, our revenues and operating results for our 2002 fiscal year as well as future reporting periods may be materially harmed.

The loss of a key executive could impair our relationships with government clients and disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good client relations and to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations, and otherwise to manage our business.

If we fail to attract and retain skilled employees, we might not be able to sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals who have advanced information technology and technical services skills and who work well with our clients in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be limited. If we encounter a tight labor market, as we did in the first half of fiscal 2001, we could be required to engage larger numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to commit to staff an engagement with personnel the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the client may terminate the contract, and we may not be able to recover our costs.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenues.

For each of the past several years, as the GSA schedule contracts and GWACs have increasingly been used as contract vehicles, we have received substantial revenues from government clients relating to work performed by other information technology providers acting as subcontractors to us. In some cases, companies that have not held GSA schedule contracts or secured positions as prime contractors on GWACs have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of these providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors upon renewal of the GSA schedule or a GWAC contract. If one or more of our current subcontractors are awarded prime contractor status in the future, it could reduce or eliminate our revenues for the work they were performing as subcontractors to us.

We may not be successful in identifying acquisition candidates; and if we undertake acquisitions, they could be expensive, increase our costs or liabilities, and disrupt our business.

One of our strategies is to pursue growth through acquisitions. While we do not currently have any commitments, agreements, or understandings to acquire any specific businesses or other material operations, we may consider acquisitions in the future. We have very limited acquisition experience to date. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities, or disruptions associated with any future acquisitions we may pursue could harm our operating results.

If we are unable to integrate The Marasco Newton Group Ltd. into our business successfully or to achieve the expected benefits of the acquisition, our revenues and operating results may be impaired.

In January 2002, we acquired The Marasco Newton Group Ltd. for its expertise in the environmental market, as well as for the opportunity to offer our services to the existing clients of Marasco Newton to increase our revenues. We have only recently begun our efforts to integrate the business and operations of Marasco Newton with our company, and these efforts may divert some of our management and financial resources away from our core business objectives. If we are unable to successfully integrate Marasco Newton, our revenues and operating results could suffer. In addition, we may not be successful in achieving the anticipated synergies from the acquisition, including expanding the current services provided to Marasco Newton’s existing clients.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability, and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts. If we are unable to successfully compete for new business, our revenue growth and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing, and public relations resources, larger client bases, and greater brand or name recognition than we do. Such larger competitors include federal systems integrators such as Computer Sciences Corporation and Science Applications International Corporation, divisions of large defense contractors such as Lockheed Martin Corporation and Northrop Grumman Corporation, and consulting firms such as Accenture Ltd and KPMG Consulting, Inc. Our larger competitors may be able to compete more effectively for very large-scale government contracts. Our larger competitors also may be able to provide clients with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past performance on large-scale contracts, geographic presence, price, and the availability of key professional personnel. Our competitors also have established or may establish relationships among themselves or with third parties, including mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We derive significant revenues from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenues if we fail to compete effectively.

We derive significant revenues from federal government contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•
the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

We may lose money on some contracts if we miscalculate the resources we need to perform under the contract.

We provide services to the federal government under three types of contracts: cost-plus, time-and-materials, and fixed-price. For fiscal 2001, we derived 62%, 23%, and 15% of our revenues from cost-plus, time-and-materials, and fixed-price contracts, respectively. For fiscal 2000, the corresponding percentages were 54%, 29%, and 17%, respectively. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

•
Under cost-plus contracts, which are subject to a ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.

•
Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses, and we assume the risk that our costs of performance may exceed the negotiated hourly rates.

•
Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts and time-and-materials contracts, fixed-price contracts involve greater financial risk because we bear the impact of cost overruns.

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

Our margins and operating results may suffer if cost-plus contracts increase in proportion to our total contract mix.

In general, cost-plus contracts are the least profitable of our contract types. Our government clients typically determine what type of contract that we enter into. Cost-plus contracts accounted for 54%, 62%, and 54% of our revenues for fiscal 2000, fiscal 2001, and the nine months ended March 31, 2002, respectively. To the extent that we enter into more cost-plus contracts in proportion to our total contract mix in the future, our margins and operating results may suffer.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to deliver to our clients. Revenues derived from work performed by our subcontractors represented 33%, 35%, and 35% of our revenues for fiscal 2000, fiscal 2001, and the nine months ended March 31, 2002, respectively. A failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services on a timely basis may compromise our ability to perform our obligations as a prime contractor. In some cases, we have limited involvement in the work performed by the subcontractor and may have exposure to problems incurred by the subcontractor. In extreme cases, performance deficiencies on the part of our subcontractors could result in a government client terminating our contract for default. A default termination could expose us to liability for the agency’s costs of reprocurement, damage our reputation, and hurt our ability to compete for future contracts.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. An audit of our work, including an audit of work performed by companies we have acquired or may acquire or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and operating margins may be reduced.

If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Although audits have been completed on our incurred contract costs through fiscal 1999, audits for costs incurred or work performed after fiscal 1999 have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and operating results would be materially harmed.

If we experience systems and service failure, our reputation could be harmed and our clients could assert claims against us for damages or refunds.

We create, implement, and maintain information technology solutions that are often critical to our clients’ operations, including those of both our government and our commercial clients. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays, and other problems in connection with our work. If our solutions, services, products, or other applications have significant defects or errors, are subject to delivery delays, or fail to meet our clients’ expectations, we may:

•	lose revenues due to adverse client reaction;

•	be required to provide additional services to a client at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or

•	suffer claims for substantial damages against us.

In addition to any costs resulting from product or service warranties, contract performance, or required corrective action, these failures may result in increased costs or loss of revenues if clients postpone subsequently scheduled work or cancel or fail to renew contracts.

While many of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our clients, we cannot assure you that these contractual provisions will be legally sufficient to protect us if we are sued. In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

Some government contracts require us to maintain facility security clearances, and require some of our employees to maintain individual security clearances. If our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, the government client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could harm our operating results.

Security breaches in sensitive government systems could result in loss of clients and negative publicity.

Many of the systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security, and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of our systems could materially reduce our revenues.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our class A common stock to decline.

We expect our revenues and operating results to vary significantly from quarter to quarter. In addition, we cannot predict our future revenue or results of operations. As a consequence, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our class A common stock to decline. Factors that may affect our operating results include:

•	fluctuations in revenues earned on contracts;

•	commencement, completion, or termination of contracts during any particular quarter;

•	variable purchasing patterns under GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	contract mix and the extent of use of subcontractors;

•	changes in presidential administrations and senior federal government officials that affect the timing of technology procurement; and

•	changes in policy or budgetary measures that adversely affect government contracts in general.

Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and administration approval in a timely manner.

We depend on our intellectual property and our failure to protect it could enable competitors to market products and services with similar features that may reduce demand for our products.

Our success depends in part upon the internally developed technology, proprietary processes, and other intellectual property that we utilize to provide our services and incorporate in our products. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Federal government clients typically retain a perpetual, world-wide, royalty-free right to use the intellectual property we develop for them in any manner they deem appropriate, including providing it to our competitors in connection with their performance of other federal government contracts. We typically seek governmental authorization to re-use intellectual property developed for the federal government or to secure export authorization. Federal government clients typically grant contractors the right to commercialize software developed with federal funding. However, if we were to improperly use intellectual property even partially funded by the federal government, the federal government could seek damages or royalties from us, sanction us, or prevent us from working on future government contracts.

We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others, including our employees, may circumvent the trade secrets and other intellectual property that we own. Although we require our employees to execute non-disclosure and intellectual property assignment agreements, these agreements may not be legally or practically sufficient to protect our rights. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and business solutions to our clients, but we also license technology from other vendors. If our vendors, our employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	cease selling or using products or services that incorporate the challenged software or technology;

•	obtain a license or additional licenses from our vendors or other third parties; or

•	redesign our products and services that rely on the challenged software or technology.

Our employees may engage in misconduct or other improper activities, which could harm our business.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities, or falsifying time records. Employee misconduct could also involve the improper use of our clients’ sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business.

Risks Related to Our Industry

A reduction in the U.S. defense budget could result in a substantial decrease in our revenues.

Contracts funded by clients within the Department of Defense accounted for 41%, 43%, and 47% of our revenues for fiscal 1999, 2000 and 2001, respectively, and 53% of our revenues for the nine months ended March 31, 2002. A decline in overall U.S. military expenditures could cause a decrease in our revenues and profitability. The reduction in the U.S. defense budget during the early 1990s caused some defense-related government contractors to experience decreased sales, reduced operating margins and, in some cases, net losses. Current government spending levels may not be sustainable, and future levels of expenditures and authorizations for existing programs may decline, remain constant, or shift to agencies or programs in areas where we do not currently have contracts. A significant decline in government expenditures, or a shift in expenditures away from agencies or programs that we support, could cause a material decline in our revenues.

Changes in the spending policies or budget priorities of the federal government could cause us to lose revenues.

We derived 85%, 88%, and 93% of our revenues for fiscal 1999, 2000, and 2001, respectively, and 95% of our revenues for the nine months ended March 31, 2002, from contracts funded by federal government agencies and departments. We believe that contracts with federal government agencies and departments will continue to be the primary source of our revenues for the foreseeable future. Accordingly, changes in federal government fiscal or spending policies could directly affect our financial performance. Among the factors that could harm our federal government contracting business are:

•	curtailment of the federal government’s use of technology services firms;

•	a significant decline in spending by the federal government, in general, or by specific departments or agencies in particular;

•	reductions in federal government programs or requirements;

•	the adoption of new laws or regulations that affect companies that provide services to the federal government;

•	delays in the payment of our invoices by government payment offices;

•	federal governmental shutdowns, such as the shutdown that occurred during the government’s 1996 fiscal year, and other potential delays in the government appropriations process; and

•	general economic and political conditions.

These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which could cause us to lose revenues. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems, and technology produced by us;

•
prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•
subject the award of GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government client terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenues and operating results would be materially harmed.

The adoption of new procurement laws or regulations could reduce the amount of services that are outsourced by the federal government and could cause us to lose revenues.

New legislation, procurement regulations, or union pressure could cause federal agencies to adopt restrictive procurement practices regarding the use of outside information technology providers. For example, the American Federation of Government Employees, the largest federal employee union, strongly endorses bills that are currently before Congress that may restrict the procedure by which services are outsourced to government contractors. This proposed legislation, the Truthfulness, Responsibility, and Accountability in Contracting Act, or TRAC, would effectively reduce the volume of services that are outsourced by the federal government. TRAC would provide for an internal review by an agency to determine the estimated cost for government employees to perform a task that is proposed for outsourcing. If the internal review shows that services could be delivered for a lower cost by government employees than the lowest bid offered through the price competition held in connection with the procurement process, the task may not be outsourced. If the TRAC legislation, or similar legislation, were to be enacted, it would likely reduce the amount of information technology services that could be outsourced by the federal government, which could materially reduce our revenues.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts, which affect how we do business with our government clients and may impose added costs on our business. Among the most significant regulations are:

•
the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with some contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under some cost-based government contracts; and

•	laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified products and technical data.

If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal government agencies. The government may in the future reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions, or suspension or debarment from contracting with the federal government, each of which could lead to a material reduction in our revenues.

Risks Related to this Offering

There is no prior public market for our class A common stock, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has not been a public market for any class of our common stock. An active trading market for our class A common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the class A common stock will trade upon completion of this offering.

The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our class A common stock is likely to be similarly volatile, and investors in our class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenue or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	additions and departures of key personnel;

•	contract mix and the extent of use of subcontractors;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	federal government spending levels, both generally and by our particular government clients;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	changes in the government information technology services industry;

•	changes in accounting principles;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Our chief executive officer, whose interests may not be aligned with yours, will continue to control our company following this offering, which could result in actions of which you or other stockholders do not approve.

Immediately following the closing of this offering, Ernst Volgenau, our chief executive officer, will beneficially own 1,143,840 shares of class A common stock and 11,744,060 shares of class B common stock, representing     % of the combined voting power of our outstanding common stock. As a group, our executive officers and directors will beneficially own an aggregate of 8,235,800 shares of class A common stock and 15,610,610 shares of class B common stock, representing approximately     % of the combined voting power of our outstanding common stock. As a result, these individuals acting together, or Dr. Volgenau acting alone, will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations. In addition, upon the death of Dr. Volgenau and the conversion of his class B common stock into class A common stock, William K. Brehm, the chairman of our board of directors, if he survives Dr. Volgenau, would beneficially own all of the outstanding class B common stock and could exercise control or significant influence over corporate matters requiring stockholder approval. This concentration of ownership and voting power may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed.

A substantial number of shares will be eligible for sale in the near future, which could cause our class A common stock price to decline significantly.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our class A common stock in the public market following this offering, the market price of our class A common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding                  shares of common stock, assuming no exercise of outstanding options. Of these shares, the                  shares sold in this offering will be freely tradable,              additional shares of common stock will be available for sale in the public market 90 days after the date of this prospectus,              additional shares of common stock will be available for sale in the public market 180 days after the date of this prospectus following the expiration of lock-up agreements between our stockholders and the underwriters, and 3,600,000 more shares will become available for sale in the public market in October 2003 following the expiration of the lock-up between us and the entities affiliated with General Atlantic Partners, LLC. Salomon Smith Barney, on behalf of the underwriters, may release these stockholders from their 180 day lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

Because our management will have broad discretion over the use of a substantial portion of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

A substantial portion of the net proceeds from this offering has not been allocated for a particular purpose, and our management will have broad discretion as to the use of such offering proceeds. While we currently anticipate that we will use the unallocated portion of the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures related to the expansion of our operations, our management may allocate the net proceeds among these purposes as it determines is necessary. In addition, market or other factors may require our management to allocate portions of the net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of a portion of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If you invest in this offering, you will experience immediate and substantial dilution.

We expect that the initial public offering price of our class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, investors purchasing class A common stock in this offering will incur immediate and substantial dilution of $         per share in the pro forma net tangible book value of the class A common stock. This means that the investors who purchase shares:

•	will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities; and

•	will have contributed % of the total amount of our equity funding since inception but will only own % of the shares outstanding.

In addition, we have offered, and expect to continue to offer, a significant number of stock options to our employees. Options issued in the past have had per share exercise prices substantially below the initial public offering price per share. As of April 23, 2002, there were 8,630,472 shares of class A common stock issuable upon exercise of outstanding stock options. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

Provisions of our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and by-laws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our class A common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents contain other provisions that could have an anti-takeover effect, including:

•	the high-vote nature of our class B common stock;

•	only one of the three classes of directors is elected each year;

•	stockholders have limited ability to remove directors without cause;

•	stockholders cannot take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our class A common stock. These provisions may also prevent changes in our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, and financial position.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of the              shares of class A common stock to be sold by us in this offering will be approximately $         million, assuming an initial public offering price of $         per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use a portion of the net proceeds of this offering to repay remaining outstanding borrowings under our credit facility. We borrowed $19.3 million which we used to fund our February 28, 2002 payment of deferred federal and state income taxes plus accrued interest, as discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies—Internal Revenue Service Audit Resolution.” As of March 31, 2002, the outstanding borrowings under our credit facility were $23.2 million. We used the proceeds from our sale of shares to an investment group in April 2002 to repay $10.0 million of these borrowings, and we expect the remaining principal balance, together with accumulated interest, will total approximately $12.5 million at the time of the closing of this offering. These borrowings bear interest at LIBOR plus 1.45%, resulting in a rate of approximately 3.35% as of April 22, 2002.

We will use the remainder of the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, products, or technologies that are complementary to our business, however we currently have no specific acquisitions planned. Pending their use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects, and any other factors our board of directors deems relevant.

CAPITALIZATION

The following table presents our capitalization and other data as of March 31, 2002:

•	on an actual basis;

•
on a pro forma basis to reflect our sale of 910,092 shares of class A common stock to a private investment group in April 2002, our receipt of approximately $10.0 million in net proceeds from that sale, our receipt of the proceeds from the exercise of stock options by some of our stockholders who then sold the shares issued upon that exercise to the private investment group, our tax benefits in connection with the option exercises, our use of all these proceeds to repay a portion of the outstanding borrowings under our credit facility, and the conversion of some of our class B common stock into class A common stock upon the sale of those shares in this transaction; and

•
on a pro forma as adjusted basis to further reflect the sale of                  shares of class A common stock by us in this offering at an assumed initial public offering price of $         per share, the mid-point of the range set forth on the cover of this prospectus, our receipt of the estimated net proceeds of that sale, after deducting estimated underwriting discounts and estimated offering expenses, and our use of a portion of the net proceeds to repay outstanding borrowings under our credit facility.

	March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$512	$512	$

Short-term debt, including current portion of long-term debt	$1,600	$1,600	$

Long-term debt, net of current portion	$24,016	$13,233	$

Stockholders’ equity:
Preferred stock, undesignated, $0.20 par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual, pro forma or pro forma as adjusted	—	—		—
Class A common stock, $0.004 par value per share; 300,000,000 shares authorized; 18,360,247 shares issued and 6,974,901 shares outstanding, actual; 19,942,110 shares issued and 9,466,856 shares outstanding, pro forma; shares issued and shares outstanding, pro forma as adjusted	73	80
Class B common stock, $0.004 par value per share; 90,000,000 shares authorized; 20,100,610 shares issued and 16,800,610 shares outstanding, actual; 18,910,610 shares issued and 15,610,610 shares outstanding, pro forma; and shares issued and shares outstanding, pro forma as adjusted	80	75
Additional paid-in capital	24,647	33,780
Treasury stock, at cost	(48,320)	(45,325)
Notes receivable from stockholders	(91)	(91)
Deferred stock-based compensation	(773)	(773)
Retained earnings	71,597	71,597

Total stockholders’ equity	47,213	59,343

Total capitalization	$71,229	$72,576		$

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. This table gives effect to a planned increase after March 31, 2002 in the number of authorized shares of class A common stock and class B common stock, which will be effected in an amendment to our certificate of incorporation that will be filed prior to the closing of this offering.

The actual outstanding share information excludes:

•	9,088,400 shares of class A common stock issuable on exercise of outstanding options as of March 31, 2002, at a weighted average exercise price of $3.29 per share; and

•	3,471,676 shares of class A common stock reserved as of March 31, 2002 for future issuance under our stock option plans.

After March 31, 2002 and through April 23, 2002, we have not issued any additional options exercisable to purchase shares of class A or class B common stock, options to purchase 445,377 shares of class A common stock were exercised, and options to purchase 12,551 shares of class A common stock were cancelled.

DILUTION

Our pro forma net tangible book value as of March 31, 2002 was approximately $54.1 million, or $2.16 per share of common stock. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of class A and class B common stock outstanding, after giving effect to our sale in April 2002 of shares of our class A common stock to a private investment group, our receipt of approximately $10.0 million in net proceeds of that sale, our receipt of the proceeds from the exercise of stock options by some of our stockholders who then sold the shares issued upon that exercise to the private investment group, and our tax benefits in connection with the option exercises.

After giving effect to our sale of                  shares of class A common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the range set forth on the cover of this prospectus, and our receipt of the net proceeds from that sale, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2002 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$2.16
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes, as of March 31, 2002, on the pro forma basis described above, the difference between the number of outstanding shares of class A and class B common stock purchased by our existing stockholders and new investors, the total consideration paid to us for these shares, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering. This calculation is based on an assumed initial public offering price of $         per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	25,077,466%		$17,173,263%			$0.68
New investors					$

Total		100.0%		$100.0%

If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to         % of the total shares outstanding, and the number of shares held by new investors will increase to                 , or         % of the total shares outstanding.

The table does not give effect to the exercise of any stock options outstanding at March 31, 2002, other than the options exercised in connection with the sale of shares to the private investment group discussed above. As of March 31, 2002, there were options outstanding to purchase 8,696,537 shares of common stock at a weighted average exercise price of $3.34 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the fiscal years ended June 30, 1999, 2000, and 2001 and for the nine months ended March 31, 2002, and the balance sheet data as of June 30, 2000 and 2001, and March 31, 2002, are derived from, and are qualified by reference to, our audited financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and that are included in this prospectus. The balance sheet data as of June 30, 1999 are derived from our audited balance sheet as of that date audited by Deloitte & Touche LLP and not included in this prospectus. The statement of operations data for the fiscal years ended June 30, 1997 and 1998 and the balance sheet data as of June 30, 1997 and 1998 are derived from our unaudited financial statements that are not included in this prospectus. The statement of operations data for the nine months ended March 31, 2001 are derived from the unaudited financial statements that are included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

	Year ended June 30,					Nine months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$183,148	$222,695	$291,856	$312,035	$312,548	$227,331	$259,755
Operating costs and expenses:
Cost of services	126,638	156,204	199,732	213,549	221,835	160,466	187,799
Selling, general, and administrative	44,213	50,136	70,567	77,200	84,985	66,509	55,628
Depreciation and amortization	3,866	4,664	5,720	7,258	8,045	5,854	5,534
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	—	—	(6,485)	—	—

Total operating costs and expenses	174,717	211,004	276,019	298,007	308,380	232,829	248,961

Operating income (loss)	8,431	11,691	15,837	14,028	4,168	(5,498)	10,794
Interest expense, net	(477)	(939)	(1,068)	(529)	(797)	(625)	(128)
Other (expense) income	—	—	—	(209)	(2,391)	(1,381)	1,775
Gain (loss) on equity method investment	585	—	—	(900)	11,776	11,776	373

Income before taxes	8,539	10,752	14,769	12,390	12,756	4,272	12,814
Provision for taxes	3,638	4,397	6,129	5,092	5,383	1,803	5,920

Net income	$4,901	$6,355	$8,640	$7,298	$7,373	$2,469	$6,894

Earnings per share:
Basic	$0.20	$0.27	$0.37	$0.31	$0.32	$0.11	$0.29

Diluted	$0.17	$0.22	$0.30	$0.26	$0.26	$0.09	$0.25

Weighted average shares:
Basic	24,246,345	23,697,155	23,549,420	23,439,271	23,058,330	22,990,147	23,506,420

Diluted	29,459,140	28,540,940	28,820,845	28,346,837	27,882,330	28,180,521	27,494,638

	As of June 30,					As of March 31, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$256	$183	$113	$9	$8	$512
Working capital	26,590	30,082	35,599	29,348	21,749	44,272
Total assets	92,248	102,452	129,830	125,425	127,458	141,228
Long-term debt, net of current portion	10,949	12,774	15,594	9,136	2,000	24,016
Total stockholders’ equity	25,930	29,656	37,180	42,062	43,112	47,213

UNAUDITED PRO FORMA FINANCIAL DATA

The pro forma statement of operations data for the fiscal year ended June 30, 2001 presented below gives effect to three transactions that occurred during fiscal 2001: the formation of Mantas, Inc. as a separate company in May 2001, the closure of our legal systems integration segment as of December 31, 2000, and the sale of our minority interest in Mail2000, Inc. in February 2001. For more information regarding each of these transactions, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus.

We have prepared the pro forma statement of operations for the fiscal year ended June 30, 2001 to give effect to each of the transactions described above as if it had occurred on July 1, 2000. Since each of these transactions was completed during fiscal 2001, the impact of each is fully reflected in our historical results of operations for the nine months ended March 31, 2002. As a result, no pro forma financial information is presented as of or for the nine months ended March 31, 2002.

You should read this pro forma financial information in conjunction with our financial statements and the related notes included in this prospectus. The pro forma financial information is presented for informational purposes only and may not reflect our future results of operations or what our results of operations would have been had these transactions not occurred.

		Pro Forma Adjustments
	Historical	Mantas (a)	LSI (b)	Mail2000 (c)		Other		Pro Forma
	(in thousands, except share and per share data)
Revenues	$312,548	$(8,190)	$(3,488)	$—		$—		$300,870
Operating costs and expenses:
Cost of services	221,835	(6,332)	(1,597)	—		—		213,906
Selling, general, and administrative	84,985	(10,556)	(5,620)	—		3,333	(d)	72,142
Depreciation and amortization	8,045	(552)	(158)	—		156	(e)	7,491
Reimbursement of expenses upon formation of Mantas, Inc.	(6,485)	6,485	—	—		—		—

Total operating costs and expenses	308,380	(10,955)	(7,375)	—		3,489		293,539

Operating income (loss)	4,168	2,765	3,887	—		(3,489)		7,331
Interest expense, net	(797)	—	—	—		—		(797)
Other expense	(2,391)	—	—	—		—		(2,391)
Gain on equity method investment	11,776	—	—	(11,776)		—		—

Income before taxes	12,756	2,765	3,887	(11,776)		(3,489)		4,143
Provision for taxes	5,383	1,078 (f)	1,516 (f)	(4,593	)(f)	(1,437	)(g)	1,947

Net income	$7,373	$1,687	$2,371	$(7,183)		$(2,052)		$2,196

Earnings per share:
Basic	$0.32							$0.10

Diluted	$0.26							$0.08

Weighted-average shares:
Basic	23,058,330							23,058,330

Diluted	27,882,330							27,882,330

(a) Reflects
the elimination of the historical revenues, expenses and allocated expenses of our Mantas service offering prior to the formation of Mantas, Inc. as a separate company on May 24, 2001 and the subsequent reimbursement by Mantas, Inc. of approximately $6.5 million of net operating expenses we incurred between January 1, 2001 and May 24, 2001. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reimbursement of Expenses Upon Formation of Mantas, Inc.” and note 11 to our financial statements for additional discussion of these transactions.

(b)	Reflects the elimination of the historical revenues, expenses, and allocated expenses of our legal systems integration, or LSI, segment, which we closed as of December 31, 2000.

(c)
In February 2001, we sold our interest in Mail2000, Inc. and recognized a pre-tax gain of $10.9 million. We also reversed a $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Gains and Losses on Equity Method Investments” and note 10 to our financial statements for additional discussion of these transactions.

(d)	Reflects corporate selling, general, and administrative expenses allocated to Mantas and LSI that were not actually eliminated upon disposition.

(e)	Reflects a portion of depreciation and amortization allocated to Mantas and LSI that was not actually eliminated upon disposition.

(f)	Reflects federal and state income taxes allocated to Mantas, Inc., LSI, and Mail2000, Inc. at our statutory rate of approximately 38.9%.

(g)
Reflects an adjustment to a 47.0% effective tax rate. This rate was higher than our historical effective tax rate of approximately 42.2% because nondeductible expenses for tax purposes were not allocated to Mantas, Inc., LSI, or Mail2000, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes and our unaudited pro forma financial information included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of information technology services and solutions to federal government clients in three principal markets: national security, health care and public health, and civil government. Since our founding in 1978, we have undertaken approximately 5,500 contract engagements and have derived substantially all of our revenues from services provided to federal government clients. We expect that federal government clients will continue to account for substantially all of our revenues for the foreseeable future. During each of our last three fiscal years and the nine months ended March 31, 2002, we recognized more than 94% of our revenues from contract engagements in which we acted as a prime contractor. Our contract base is diversified among federal government clients, and we currently serve over 300 government clients on more than 700 active engagements. No single engagement accounted for more than 5% of our revenues during fiscal 2001 or the nine months ended March 31, 2002. The Internal Revenue Service, our largest client group, accounted for approximately 11% of our revenues for the nine months ended March 31, 2002. No other client or client group accounted for more than 10% of our revenues in fiscal 1999, 2000, or 2001 or the nine months ended March 31, 2002.

Our backlog as of March 31, 2002 was approximately $1.0 billion, of which $158.5 million was funded. Our backlog as of March 31, 2001 was $584.1 million, of which $147.9 million was funded. We define our backlog to include both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts that have been priced. We currently expect to recognize revenue in the fourth quarter of fiscal 2002 from approximately 8% of our total backlog as of March 31, 2002.

We have had three operating segments for financial reporting purposes. Our three reportable segments include the consulting and systems integration business, or C&SI, the emerging technologies business, or ET, and the legal systems integration business, or LSI.

•
The C&SI segment represents our core business and includes high-end consulting services and information technology solutions primarily for federal government clients. The C&SI segment focuses on our three principal markets: national security, health care and public health, and civil government.

•
The ET segment performs advanced technology research and development to keep us abreast of technological change, and to develop new technologies that enhance our information technology services and solutions. The ET segment manages and maintains our software product offerings, including Assentor and NetOwl. The ET segment also managed our Mantas service offerings until May 24, 2001, when we contributed them to Mantas, Inc., a separate company.

•
The LSI segment consists of our legal systems integration business, which we closed as of December 31, 2000. The legal systems integration business provided network and desktop integration services for large law firms. Increasingly, these law firms retained their own internal staff to perform this work and the nature of our services to these clients became commoditized. As a result, there were fewer engagements of the scale and margin potential to justify maintaining this business. Because we closed the LSI segment as of December 31, 2000, our financial statements covering periods after that date do not reflect any results from the LSI segment and will not in the future.

The following table summarizes the percentage of total revenues for each period represented by each of our reportable segments.

Segment	Fiscal year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
Consulting & systems integration	88.3%	90.6%	94.4%	93.7%	98.6%
Emerging technologies	5.3	4.5	4.5	4.8	1.4
Legal systems integration	6.4	4.9	1.1	1.5	—

We have historically invested in applied research and development to develop new technologies that enhance our information technology services and solutions. Some of these investments have supported the C&SI segment, while others were independent initiatives and were reflected in the ET segment. Although we have developed software products in the course of these efforts, service revenues have accounted for substantially all of our revenues. For each of the last three fiscal years and for the nine months ended March 31, 2002, 98% or more of our revenues were derived from services and the remainder was derived from software product licensing and related activities.

Some of our research and development investments have led to the formation of separate companies, including Mail2000, Inc., which provides software-based services to expedite the delivery of large volumes of mail, and Mantas, Inc., which provides services to the financial services industry to address anti-money laundering and other efforts. In February 2001, we sold our minority interest in Mail2000, Inc., recognizing a pre-tax gain of $11.8 million, including the reversal of the $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc. In May 2001, Mantas, which was previously one of our service offerings, was contributed to a separate company, Mantas, Inc., which we formed with funding and other contributions received from Safeguard Scientifics and the National Association of Securities Dealers, Inc., or the NASD. We have retained a non-controlling equity interest in Mantas, Inc. Although we believe it is important to continue to invest in technology to enhance our information technology services and solutions, we plan to reduce our spending in the ET segment in the future compared to our historical levels as we sharpen our focus on our core C&SI business.

In the future, we intend to focus on increasing our internal growth, and we may pursue strategic acquisitions that can cost-effectively add new clients, specific agency knowledge or technological expertise. In January 2002, we made our first government services acquisition, acquiring The Marasco Newton Group Ltd. for its expertise in the federal government environmental market. We also expect that this acquisition will enable us to sell our complete range of services and solutions to Marasco Newton’s client base. Although we have consolidated Marasco Newton’s financial results after the acquisition, we have not included its historical results in our pro forma presentation because its initial results of operations were not significant to our consolidated results of operations.

Revenues

Most of our revenues are generated on the basis of services provided to the federal government, either by our employees or by our subcontractors. To a lesser degree, the revenue we earn may include third-party hardware and software that we purchase and integrate when requested by the client as a part of the solutions that we provide to our clients.

Contract Types.    When contracting with our government clients, we enter into one of three basic types of contracts: cost-plus, time-and-materials, and fixed-price.

•
Cost-plus contracts.    Cost-plus contracts provide for reimbursement of allowable costs and the payment of a fee. Cost-plus fixed-fee contracts specify the contract fee in dollars. Cost-plus award-fee contracts provide for a base fee amount, plus an award fee that varies, within specified limits, based upon the client’s assessment of our performance as compared to contractual targets for factors such as cost, quality, schedule, and performance. The majority of our cost-plus contracts are fixed-fee.

•
Time-and-materials contracts.    Under a time-and-materials contract, we are paid a fixed hourly rate for direct labor hours expended and we are reimbursed for allowable materials and out-of-pocket expenses. To the extent our actual labor hour costs vary significantly from the negotiated hourly rates under a time-and-materials contract, we can generate more or less than the targeted amount of profit.

•
Fixed-price contracts.    Under a fixed-price contract, we agree to perform the specified work for a predetermined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we can generate more or less than the targeted amount of profit or even incur a loss. Some fixed-price contracts have a performance-based component, in which we can earn incentive payments or incur financial penalties based on our performance. We generally do not undertake complex, high-risk work under fixed-price terms.

Our historical contract mix, measured as a percentage of total revenues for each period, is summarized in the table below. Software license revenues are included in the fixed-price item below.

Contract type	Fiscal year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
Cost-plus	39%	54%	62%	60%	54%
Time-and-materials	43	29	23	23	30
Fixed-price	18	17	15	17	16

Critical Accounting Policies Relating to Revenue Recognition.    Our critical accounting policies primarily relate to revenue recognition and related cost estimation. We recognize revenue as services are provided pursuant to our contracts depending on the type of contract. Revenues on cost-plus contracts are recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. We consider fixed fees under cost-plus contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract. Revenues on time-and-materials contracts are recognized based on the hours actually incurred at the negotiated contract billing rates, plus the costs of any allowable materials and out-of-pocket expenses. Revenues on fixed-price contracts are recognized using the percentage-of-completion method of contract accounting. We compute the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a client that the fee has been earned. In all cases, we recognize revenue only when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. We utilize a number of management processes to monitor contract performance and revenue estimates, including monthly in-process reviews that cover, among other matters, outstanding action items, progress against schedule, effort and staffing, requirements stability, quality, risks and issues, subcontract management, cost, and commitments. From time to time, as part of our normal management processes, facts develop that require us to revise our estimated total costs or revenues expected. In most cases, these revisions relate to changes in the contractual scope of our work, and do not significantly impact the expected profit rate on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring revisions become known. The full amount of anticipated losses on any type of contract are recognized in the period in which they become known. Historically, we have not experienced losses on contracts that have materially affected our results of operations or financial position.

We also grant software licenses to clients for the use of our proprietary software products. These revenues are reflected in the ET segment. We generally recognize license revenues upon shipment and delivery of the product, assuming no significant vendor obligations remain and that collection of the resulting receivable is probable. We also derive revenue from the support and maintenance of these software products. Support and maintenance fees are usually paid in advance by clients and typically cover a 12-month period. Support and maintenance fees are deferred and recognized ratably over the term of the support and maintenance period. From time to time, we may also provide integration services related to our software licensing and maintenance activities. Revenue for these services is recognized as the services are provided.

Cost of Services

Cost of services includes the direct costs to provide our services and business solutions to clients. The most significant of these costs are the salaries and wages, plus associated fringe benefits, of our employees directly serving clients. Cost of services also includes the cost of subcontractors and outside consultants, third-party materials, such as hardware or software, that we purchase and provide to the client as part of an integrated solution, and any other direct costs such as travel expenses incurred to support contract efforts.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include the salaries and wages, plus associated fringe benefits, of our employees not performing work directly for clients. Among the functions covered by these costs are asset and facilities management, business development, research and development, contracts and legal, finance and accounting, executive and senior management, human resources, and information system support. Facilities-related costs are also included in selling, general, and administrative expenses. The portion of selling, general, and administrative expenses that relate to corporate support functions are allocated to segments based on the ratio of segment labor expenses to total labor, exclusive of corporate selling, general, and administrative labor. The total amount of corporate selling, general, and administrative expenses that was allocated to segments was $36.5 million, $36.9 million, and $37.2 million for fiscal 1999, 2000, and 2001, respectively; and $29.2 million and $25.9 million for the nine months ended March 31, 2001 and 2002, respectively.

Stock-Based Compensation and 401(k) Contribution Expense

The stock-based compensation and 401(k) contribution expenses described in the following two paragraphs are included in selling, general, and administrative expenses and cost of services in the results of operations discussed below.

Stock-based compensation expense reflects expenses related to stock option grants for which pre-existing grant terms were modified or for which grants were issued below fair market value. Stock-based compensation expenses are included in selling, general, and administrative expenses. Stock-based compensation expense in fiscal 1999 was $112,000. For the nine months ended March 31, 2002, the total amount of stock-based compensation was $1.7 million, with $884,000 recognized as current expense and $773,000 as deferred compensation expense, which will be recognized ratably over the four-year vesting period of the related stock options.

In addition to granting our employees options to acquire our common stock, we contribute cash and common stock to our 401(k) plan to match a portion of employee contributions. Our contribution expense was approximately $1.6 million, $2.4 million, and $2.8 million for fiscal 1999, 2000, and 2001, respectively, and $1.7 million and $3.4 million for the nine months ended March 31, 2001 and 2002, respectively. Our expense for the nine months ended March 31, 2002 was approximately $1.0 million higher than expected since the value per share of the shares we contributed to the 401(k) plan was higher on the contribution date than when we made the original per-share determination. Our 401(k) contribution expense is a component of the fringe benefit expense included in cost of services and selling, general, and administrative expenses.

Depreciation and Amortization

Depreciation and amortization includes depreciation of computers and other equipment, the amortization of software we use internally and the amortization of leasehold improvements. These depreciation and amortization expenses are allocated to segments based on the ratio of segment labor expenses to total labor, exclusive of corporate selling, general, and administrative labor. The amortization of computer software developed for sale to clients is included in cost of services.

Reimbursement of Expenses Upon Formation of Mantas, Inc.

In December 2000, we formed a wholly owned subsidiary, Mantas LLC, with the expectation that we would transfer our Mantas service offering, consisting of contracts, people, and intellectual property, to Mantas LLC on or about January 1, 2001 and a third party investor would acquire an equity interest in Mantas LLC for cash. To allow the participation of an additional strategic investor, the actual funding and closing was delayed until May 24, 2001. We continued to own, develop and operate the Mantas service offering we had planned to transfer to Mantas LLC until May 24, 2001. We did this with the understanding from the third party investors that, once Mantas LLC was funded, we would be reimbursed by Mantas LLC for the operating costs of the Mantas service offering from January 1, 2001 to closing.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in our incurring approximately $9.9 million of expenses and realizing approximately $3.4 million of revenues, which we included in our operating results as revenues and expenses. On May 24, 2001, Mantas LLC converted from a limited liability company to a corporation and changed its name to Mantas, Inc. On the same day, we transferred the contracts, people, and intellectual property rights of our Mantas service offering to Mantas, Inc. in exchange for a non-controlling interest in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed us for the expenses described above and we paid Mantas, Inc. for the revenues described above. This resulted in a net reimbursement to us of approximately $6.5 million which is recorded as a separate line item in our operating results. Since May 24, 2001, we have accounted for our investment in Mantas, Inc. using the equity method of accounting.

Other (Expense) Income

The Internal Revenue Service challenged our use of the cash receipts and disbursements method of accounting for income taxes in 1998 while auditing our fiscal 1996 tax return. Other expense through June 30, 2001 reflects our historical provision for interest due on income taxes as a result of our use of this method. Through June 30, 2001, we accrued $2.6 million as a reserve toward this contingency for what we then estimated to be our probable interest payments on this liability. In February 2002, we settled this matter with the Internal Revenue Service and recorded other income in the quarter ended March 31, 2002 of approximately $1.8 million, representing the amount by which the reserve exceeded our actual federal and estimated state interest payments of approximately $800,000.

Gains and Losses on Equity Method Investments

We use the equity method of accounting for investments in which we do not have a controlling interest but exercise significant influence. Under the equity method, investments are carried at cost and then are adjusted to reflect our portion of increases and decreases in the net assets of the investee. Our investment in Mail2000, Inc. was accounted for under the equity method until it was sold in February 2001. The gains we recognized upon the sale of our minority interest in Mail2000, Inc. are included in gains and losses on equity method investments. Our investment in Mantas, Inc. has been accounted for under the equity method since its formation in May 2001. We are required to recognize our proportionate interest in Mantas, Inc.’s losses to the extent we have a cost basis in the investment on our balance sheet. We have no cost basis in Mantas, Inc. because we did not previously capitalize our internal investments in the Mantas service offerings. Accordingly, we have not recognized any portion of Mantas, Inc.’s losses through March 31, 2002.

Results of Operations

The following tables set forth some items from our consolidated statements of operations, and these items expressed as a percentage of revenues, for the periods indicated.

	Year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Revenues	$291,856	$312,035	$312,548	$227,331	$259,755
Operating costs and expenses:
Cost of services	199,732	213,549	221,835	160,466	187,799
Selling, general, and administrative	70,567	77,200	84,985	66,509	55,628
Depreciation and amortization	5,720	7,258	8,045	5,854	5,534
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	(6,485)	—	—

Total operating costs and expenses	276,019	298,007	308,380	232,829	248,961

Operating income (loss)	15,837	14,028	4,168	(5,498)	10,794
Interest expense, net	(1,068)	(529)	(797)	(625)	(128)
Other (expense) income	—	(209)	(2,391)	(1,381)	1,775
Gain (loss) on equity method investment	—	(900)	11,776	11,776	373

Income before taxes	14,769	12,390	12,756	4,272	12,814
Provision for taxes	6,129	5,092	5,383	1,803	5,920

Net income	$8,640	$7,298	$7,373	$2,469	$6,894

	(as a percentage of revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	68.4	68.4	71.0	70.6	72.3
Selling, general, and administrative	24.2	24.7	27.2	29.2	21.4
Depreciation and amortization	2.0	2.4	2.6	2.6	2.1
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	(2.1)	—	—

Total operating costs and expenses	94.6	95.5	98.7	102.4	95.8

Operating income (loss)	5.4	4.5	1.3	(2.4)	4.2
Interest expense, net	(0.3)	(0.2)	(0.3)	(0.3)	(0.1)
Other (expense) income	—	(0.1)	(0.7)	(0.6)	0.7
Gain (loss) on equity method investment	—	(0.2)	3.8	5.2	0.1

Income before taxes	5.1	4.0	4.1	1.9	4.9
Provision for taxes	2.1	1.7	1.7	0.8	2.2

Net income	3.0%	2.3%	2.4%	1.1%	2.7%

The following tables set forth revenues, operating costs and expenses and operating income (loss) for each of our reportable business segments, as well as those items expressed as a percentage of the segment’s revenues, for the periods indicated.

Consulting & Systems Integration Segment

	Year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Revenues	$257,579	$282,735	$294,892	$212,960	$256,191
Operating costs and expenses:
Cost of services	179,138	197,915	211,277	152,442	185,341
Selling, general, and administrative	51,931	58,207	60,414	44,911	49,005
Depreciation and amortization	4,888	6,340	6,938	4,996	5,273

Total operating costs and expenses	235,957	262,462	278,629	202,349	239,619

Operating income	$21,622	$20,273	$16,263	$10,611	$16,572

	(as a percentage of consulting & systems integration revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	69.5	70.0	71.6	71.6	72.3
Selling, general, and administrative	20.2	20.6	20.5	21.1	19.1
Depreciation and amortization	1.9	2.2	2.4	2.3	2.1

Total operating costs and expenses	91.6	92.8	94.5	95.0	93.5

Operating income	8.4%	7.2%	5.5%	5.0%	6.5%

Emerging Technologies Segment

	Year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Revenues	$15,603	$14,056	$14,168	$10,883	$3,564
Operating costs and expenses:
Cost of services	9,353	6,228	8,961	6,427	2,458
Selling, general, and administrative	10,255	9,440	18,951	15,978	6,623
Depreciation and amortization	454	493	949	700	261
Reimbursement of expenses upon formation of Mantas, Inc	—	—	(6,485)	—	—

Total operating costs and expenses	20,062	16,161	22,376	23,105	9,342

Operating loss	$(4,459)	$(2,105)	$(8,208)	$(12,222)	$(5,778)

Gain (loss) on equity method investment	$—	$(900)	$11,776	$11,776	$373

	(as a percentage of emerging technologies revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	60.0	44.3	63.2	59.1	69.0
Selling, general, and administrative	65.7	67.2	133.8	146.8	185.8
Depreciation and amortization	2.9	3.5	6.7	6.4	7.3
Reimbursement of expenses upon formation of Mantas, Inc.	—	—	(45.8)	—	—

Total operating costs and expenses	128.6	115.0	157.9	212.3	262.1

Operating loss	(28.6)%	(15.0)%	(57.9)%	(112.3)%	(162.1)%

Gain (loss) on equity method investment	—%	(6.4)%	83.1%	108.2%	10.5%

Legal Systems Integration Segment

	Year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Revenues	$18,674	$15,244	$3,488	$3,488	$—
Operating costs and expenses:
Cost of services	11,241	9,406	1,597	1,597	—
Selling, general, and administrative	8,381	9,553	5,620	5,620	—
Depreciation and amortization	378	425	158	158	—

Total operating costs and expenses	20,000	19,384	7,375	7,375	—

Operating loss	$(1,326)	$(4,140)	$(3,887)	$(3,887)	$—

	(as a percentage of legal systems integration revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	—%
Operating costs and expenses:	60.2	61.7	45.8	45.8	—
Cost of services
Selling, general, and administrative	44.9	62.7	161.1	161.1	—
Depreciation and amortization	2.0	2.8	4.5	4.5	—

Total operating costs and expenses	107.1	127.2	211.4	211.4	—

Operating loss	(7.1)%	(27.2)%	(111.4)%	(111.4)%	—%

Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

Revenues

For the nine months ended March 31, 2002, total revenues increased 14.3% to $259.8 million, from $227.3 million for the same period in the prior year. The C&SI segment revenues increased 20.3% to $256.2 million for the nine months ended March 31, 2002, from $213.0 million for the same period in the prior year. Revenue growth in this segment resulted from revenue related to the acquisition of Marasco Newton in January 2002, new contract wins, including contracts with the National Guard Bureau, the Office of the Secretary of Defense, and several contracts related to homeland security, as well as the expansion of services to existing clients. The ET segment revenues decreased 67.3% to $3.6 million for the nine months ended March 31, 2002, from $10.9 million for the same period in the prior year. The $10.9 million of revenues for the nine months ended March 31, 2001 included $5.8 million of revenues attributable to Mantas service offerings. Following the formation of Mantas, Inc. as a separate company in May 2001, we have not consolidated its revenues or expenses. For the nine months ended March 31, 2002, substantially all revenues of the ET segment related to licensing and maintenance of our proprietary software. The LSI segment revenues were $3.5 million for the nine months ended March 31, 2001. We did not recognize any revenues for the nine months ended March 31, 2002 because we closed the LSI segment as of December 31, 2000.

Cost of Services

For the nine months ended March 31, 2002, total cost of services increased 17.0% to $187.8 million, from $160.5 million for the same period in the prior year. As a percentage of total revenues, total cost of services increased to 72.3% for the nine months ended March 31, 2002, from 70.6% for the same period in the prior year. The C&SI segment cost of services increased 21.6% to $185.3 million for the nine months ended March 31, 2002, from $152.4 million for the same period in the prior year, as a result of the acquisition of Marasco Newton, new contract wins, and the expansion of services to existing clients. As a percentage of C&SI revenues, C&SI cost of services increased to 72.3% for the nine months ended March 31, 2002, from 71.6% for the same period in the prior year. This increase was primarily attributable to the fact that, during the nine months ended March 31, 2001, we collected and recognized approximately $1.6 million of previously unrecognized revenue related to a commercial services contract that had been completed in earlier years. The ET segment cost of services declined 61.8% to $2.5 million for the nine months ended March 31, 2002, from $6.4 million for the same period in the prior year, reflecting the formation of Mantas, Inc. as a separate company. As a percentage of ET revenues, ET cost of services increased to 69.0% for the nine months ended March 31, 2002, from 59.1% for the same period in the prior year. This increase resulted from reduced client demand for our ET products throughout the period and the fact that we did not reduce our staff proportionately until the third quarter of the period. The LSI segment cost of services was $1.6 million for the nine months ended March 31, 2001. We did not incur any LSI cost of services for the nine months ended March 31, 2002 because we closed the LSI segment as of December 31, 2000.

Selling, General, and Administrative Expenses

For the nine months ended March 31, 2002, total selling, general, and administrative expenses decreased 16.4% to $55.6 million, from $66.5 million for the same period in the prior year. As a percentage of total revenues, total selling, general, and administrative expenses decreased to 21.4% for the nine months ended March 31, 2002, from 29.2% for the same period in the prior year. Total selling, general, and administrative expenses for the nine months ended March 31, 2002 included stock-based compensation of $884,000; there were no stock-based compensation expenses for the same period in the prior year. The C&SI segment selling, general, and administrative expenses increased 9.1% to $49.0 million for the nine months ended March 31, 2002, from $44.9 million for the same period in the prior year. As a percentage of C&SI revenues, C&SI selling, general, and administrative expenses decreased to 19.1% for the nine months ended March 31, 2002, from 21.1% for the same period in the prior year. This decrease as a percentage of C&SI revenues occurred because C&SI management expenses and corporate costs allocated to C&SI both grew at a lower rate than C&SI revenues. The

ET segment selling, general, and administrative expenses declined 58.5% to $6.6 million for the nine months ended March 31, 2002, from $16.0 million for the same period in the prior year, reflecting the formation of Mantas, Inc. as a separate company. As a percentage of ET revenues, ET selling, general, and administrative expenses increased to 185.8% for the nine months ended March 31, 2002, from 146.8% for the same period in the prior year. This increase was due to reduced client demand for our ET products and the fact that we did not reduce our staff proportionately during the period. The LSI segment selling, general, and administrative expenses were $5.6 million for the nine months ended March 31, 2001. We did not incur any LSI selling, general, and administrative expenses for the nine months ended March 31, 2002 because we closed the LSI segment as of December 31, 2000.

Depreciation and Amortization

For the nine months ended March 31, 2002, depreciation and amortization decreased by 5.5% to $5.5 million, from $5.9 million for the same period in the prior year, reflecting reduced capital spending.

Interest Expense, net

For the nine months ended March 31, 2002, interest expense, net, decreased to $128,000, from $625,000 for the same period in the prior year. This decrease reflects reduced borrowings and increased cash balances resulting from improved operating income and lower days sales outstanding in accounts receivable.

Other (Expense) Income

Other expense was $1.4 million for the nine months ended March 31, 2001, reflecting our provision for probable interest due on income taxes as a result of the Internal Revenue Service challenging our use of the cash method of accounting for income taxes. On February 28, 2002, we settled this matter with the Internal Revenue Service. The interest and other settlement-related expenses were less than the total $2.6 million reserve we had accrued for this issue. As a result, we reversed the excess reserve, recording other income in the nine months ended March 31, 2002 of approximately $1.8 million.

Gains and Losses on Equity Method Investment

For the nine months ended March 31, 2002, we recognized a gain of $373,000 when we received a portion of an escrow related to the sale of our minority interest in Mail2000, Inc. In February 2001, we sold our interest in Mail2000, Inc. and recognized a pre-tax gain of $10.9 million for the nine months ended March 31, 2001. During this period we also reversed a $900,000 accrual for probable losses under funding commitments we had previously made to Mail2000, Inc.

Income Taxes

For the nine months ended March 31, 2002, our effective income tax rate increased to 46.2%, from 42.2% for the same period in the prior year. This increase was due primarily to nondeductible stock-based compensation expenses for tax purposes in the nine months ended March 31, 2002.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

Revenues

For fiscal 2001, total revenues were largely unchanged at $312.5 million, compared to $312.0 million for fiscal 2000. The C&SI segment revenues increased 4.3% to $294.9 million for fiscal 2001, from $282.7 million for fiscal 2000. Fiscal 2000 C&SI revenues included $36.2 million of non-recurring revenue attributable to our response to client needs related to year 2000, or Y2K, conversion issues. Excluding the impact of this non-recurring revenue, C&SI revenues would have increased 19.6% to $294.9 million for fiscal 2001, from $246.5 million. This increase in C&SI revenue resulted from the expansion of services to existing key accounts, including the Internal Revenue Service, the Department of the Army, the General Accounting Office, and our work on the National Practitioner Data Bank. The ET segment revenues increased slightly to $14.2 million for fiscal 2001, from $14.1 million for fiscal 2000. The LSI segment revenues declined 77.1% to $3.5 million for fiscal 2001, from $15.2 million in fiscal 2000. This was due to declining LSI sales and the ultimate closing of the LSI segment as of December 31, 2000.

Cost of Services

For fiscal 2001, total cost of services increased 3.9% to $221.8 million, from $213.5 million for fiscal 2000. As a percentage of total revenues, total cost of services increased to 71.0% for fiscal 2001 from 68.4% for fiscal 2000. The C&SI segment cost of services increased 6.8% to $211.3 million for fiscal 2001, from $197.9 million for fiscal 2000. As a percentage of C&SI revenues, C&SI cost of services increased to 71.6% for fiscal 2001, from 70.0% for fiscal 2000. During the first half of fiscal 2001, we encountered an extremely tight labor market for information technology professionals and were not able to hire enough people to meet contract demands. This occurred at the same time that we were transferring a number of people to our ET segment initiatives. As a result, we utilized more subcontractors in order to meet contract obligations, and this increased our cost of services as a percentage of revenues, because subcontract work is not as profitable as work performed by our own employees. The ET segment cost of services increased 43.9% to $9.0 million for fiscal 2001, from $6.2 million for fiscal 2000. As a percentage of ET revenues, ET cost of services increased to 63.2% for fiscal 2001 from 44.3% for fiscal 2000. This increase was due to the scale up of our operations to support our Mantas service offerings to meet client requirements. The LSI segment cost of services declined 83.0% to $1.6 million for fiscal 2001, from $9.4 million for fiscal 2000, reflecting decreasing costs in response to declining LSI sales and the ultimate closing of the LSI business as of December 31, 2000. As a percentage of LSI revenues, LSI cost of services decreased to 45.8% for fiscal 2001, from 61.7% for fiscal 2000.

Selling, General, and Administrative Expenses

For fiscal 2001, total selling, general, and administrative expenses increased 10.1% to $85.0 million, from $77.2 million for fiscal 2000. As a percentage of total revenues, total selling, general, and administrative expenses increased to 27.2% for fiscal 2001, from 24.7% for fiscal 2000. The C&SI segment selling, general, and administrative expenses increased 3.8% to $60.4 million for fiscal 2001, from $58.2 million for fiscal 2000, corresponding to C&SI revenue growth. As a percentage of C&SI revenues, C&SI selling, general, and administrative expenses were largely unchanged at 20.5% for fiscal 2001 and 20.6% for fiscal 2000. The ET segment selling, general, and administrative expenses increased 100.8% to $19.0 million for fiscal 2001, from $9.4 million for fiscal 2000, reflecting increased costs related to the development and formation of Mantas, Inc. as a separate company. As a percentage of ET revenues, ET selling, general, and administrative expenses increased to 133.8% for fiscal 2001 from 67.2% for fiscal 2000. The LSI segment selling, general, and administrative expenses declined 41.2% to $5.6 million for fiscal 2001, from $9.6 million for fiscal 2000, reflecting the decline in business, offset in part by costs incurred to close the business. As a percentage of LSI revenues, LSI selling, general, and administrative expenses increased to 161.1% for fiscal 2001, from 62.7% for fiscal 2000.

Depreciation and Amortization

For fiscal 2001, depreciation and amortization increased 10.8% to $8.0 million, from $7.3 million for fiscal 2000, reflecting higher amortization of leasehold improvements and the depreciation of more purchased, rather than leased, personal computers.

Reimbursement of Expenses Upon Formation of Mantas, Inc.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in our incurring approximately $9.9 million of expenses and realizing approximately $3.4 million of revenues, which we included in our operating results as revenues and expenses. On May 24, 2001, we transferred the contracts, people and intellectual property rights of our Mantas service offering to Mantas, Inc. in exchange for a non-controlling interest in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed us for these costs and we paid Mantas, Inc. for the revenues we earned on Mantas, Inc. contracts. This resulted in a net reimbursement to us of approximately $6.5 million.

Interest Expense, net

For fiscal 2001, interest expense, net, increased to $797,000 from $529,000 for fiscal 2000. This increase reflects increased borrowings that resulted from the declining operations and ultimate closure of our LSI segment as of December 31, 2000 and the funding of Mantas service offerings through May 24, 2001.

Other Expense

For fiscal 2001, other expense increased to $2.4 million from $209,000 for fiscal 2000, reflecting our view that the probable interest due increased as a result of the Internal Revenue Service continuing to challenge our use of the cash receipts and disbursements method of accounting for income taxes.

Gains and Losses on Equity Method Investment

In February 2001, we sold our interest in Mail2000, Inc. and recognized a pre-tax gain of $10.9 million. We also reversed a $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc.

Income Taxes

For fiscal 2001, our effective tax rate increased to 42.2%, from 41.1% for fiscal 2000. This increase was due to higher term life insurance premiums that went into effect in fiscal 2001 and are not deductible for income tax purposes.

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

Revenues

For fiscal 2000, total revenues increased by 6.9% to $312.0 million, from $291.9 million for fiscal 1999. The C&SI segment revenues increased by 9.8% to $282.7 million for fiscal 2000, from $257.6 million for fiscal 1999. For fiscal 2000, non-recurring Y2K revenue declined to $36.2 million, from $62.0 million for fiscal 1999, as we successfully completed our Y2K efforts for clients. C&SI revenue, excluding the impact of the non-recurring Y2K revenue, increased 26.0% to $246.5 million for fiscal 2000, from $195.6 million for fiscal 1999. This increase in C&SI revenue was the result of winning new engagements in the C3I area, for which we established a new strategic business unit in fiscal 2000, and new work at the Internal Revenue Service. We also expanded our work at the General Accounting Office. The ET segment revenues declined 9.9% to $14.1 million for fiscal 2000, from $15.6 million for fiscal 1999, as we completed a significant data mining engagement for the NASD that was the precursor to the development of our Mantas service offerings. The LSI segment revenues declined 18.4% to $15.2 million for fiscal 2000, from $18.7 million for fiscal 1999. This decrease was the result of a general decline in our level of new business in the LSI segment.

Cost of Services

For fiscal 2000, total cost of services increased 6.9% to $213.5 million, from $199.7 million for fiscal 1999. As a percentage of total revenues, total cost of services was unchanged at 68.4% for fiscal 2000 and fiscal 1999. The C&SI segment cost of services increased 10.5% to $197.9 million for fiscal 2000, from $179.1 million for fiscal 1999. This increase corresponded primarily to the growth in C&SI revenues. As a percentage of C&SI revenues, C&SI cost of services increased to 70.0% for fiscal 2000 from 69.5% for fiscal 1999. In fiscal 2000, we began to use more subcontractors in order to meet contract obligations, increasing our C&SI cost of services as a percentage of C&SI revenues, because subcontracted work is not as profitable as work performed by our own employees. The ET segment cost of services declined 33.4% to $6.2 million for fiscal 2000, from $9.4 million for fiscal 1999, reflecting the decline in ET revenues and reduced amortization of capitalized software development costs. As a percentage of ET revenues, ET cost of services decreased to 44.3% for fiscal 2000 from 60.0% for fiscal 1999 because of the reduced amortization of capitalized software development costs. The LSI segment cost of services declined 16.3% to $9.4 million for fiscal 2000, from $11.2 million for fiscal 1999. As a percentage of LSI revenues, LSI cost of services increased to 61.7% for fiscal 2000 from 60.2% for fiscal 1999, reflecting increased pricing pressure for LSI services.

Selling, General, and Administrative Expenses

For fiscal 2000, total selling, general, and administrative expenses increased 9.4% to $77.2 million, from $70.6 million for fiscal 1999. As a percentage of total revenues, total selling, general, and administrative expenses increased to 24.7% for fiscal 2000 from 24.2% for fiscal 1999. The C&SI segment selling, general, and administrative expenses increased 12.1% to $58.2 million for fiscal 2000, from $51.9 million for fiscal 1999. As a percentage of C&SI revenues, C&SI selling, general, and administrative expenses increased to 20.6% for fiscal 2000, from 20.2% for fiscal 1999. The ET segment selling, general, and administrative expenses decreased 7.9% to $9.4 million for fiscal 2000, from $10.3 million for fiscal 1999, reflecting a corresponding decline in ET revenues. As a percentage of ET revenues, ET selling, general, and administrative expenses increased to 67.2% for fiscal 2000, from 65.7% for fiscal 1999. The LSI segment selling, general, and administrative expenses increased 14.0% to $9.6 million for fiscal 2000, from $8.4 million for fiscal 1999. As a percentage of LSI revenues, LSI selling, general, and administrative expenses increased to 62.7% for fiscal 2000 from 44.9% for fiscal 1999, reflecting our increased selling and marketing efforts to address this business as it was beginning to decline.

Depreciation and Amortization

For fiscal 2000, depreciation and amortization increased 26.9% to $7.3 million, from $5.7 million for fiscal 1999, due to increased leasehold improvements.

Interest Expense, net

For fiscal 2000, interest expense, net, decreased 50.5% to $529,000, from $1.1 million for fiscal 1999. This decrease reflects reduced borrowings that resulted from lower working capital requirements in fiscal 2000. We had significant working capital requirements in fiscal 1999 related to a large Y2K contract.

Other Expense

Other expense was $209,000 for fiscal 2000 and we did not incur any other expense for fiscal 1999.

Gains and Losses on Equity Method Investment

In fiscal 2000, we guaranteed a letter of credit issued on behalf of Mail2000, Inc. and recorded a $900,000 loss accrual for what we then viewed as probable losses under the guarantee. Ultimately, the guarantee was not called.

Income Taxes

For fiscal 2000, our effective income tax rate decreased to 41.1%, from 41.5% for fiscal 1999. This decrease resulted from lower nondeductible expenses in fiscal 2000.

Seasonality

Our operating margin has typically been negatively affected in the quarter ending September 30 by generally lower staff utilization rates. These lower utilization rates are attributable both to summer vacations and to increased proposal activity in connection with the end of the federal fiscal year. We typically transition a number of professional staff temporarily off of billable engagements to support this increased proposal activity. This seasonality has not been transparent in our financial results for the periods presented in this prospectus, primarily because its effects have been offset by other factors. However, we expect to continue to experience this seasonality and our future periods may be materially affected by it.

Liquidity and Capital Resources

Our primary liquidity needs have historically been to finance the costs of operations pending the billing and collection of accounts receivable, to acquire capital assets, to invest in research and development, and to repurchase our stock from our employees. We have historically relied on cash flow from operations and borrowings under our credit facility for liquidity. We expect the combination of cash flows from operations and the available borrowing capacity on our credit facility to meet our normal operating liquidity and capital expenditure requirements for at least the next twelve months. Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner and our ability to manage our vendor payments. Our ability to borrow funds is generally related to the level of receivables we have due from clients and the amount of cash flow we generate from our operating activities.

Our cash and cash equivalents were $512,000 as of March 31, 2002 and we had $23.2 million outstanding under our credit facility as of that date. The outstanding balance under our credit facility at March 31, 2002 reflects borrowings we used to fund our payment of previously deferred income taxes. Our cash and cash equivalents were $9,000 and $8,000 as of June 30, 2000 and 2001, respectively, reflecting net borrowings as of the end of those periods. Accounts receivable represent our largest working capital requirement. We typically bill our clients monthly after services are rendered.

Cash Flow

Net cash provided by operating activities was $1.7 million for the nine months ended March 31, 2002, an increase of $269,000 from the nine months ended March 31, 2001. This increase in operating cash flow was primarily attributable to improved profitability and improved collection of accounts receivable, offset by higher vendor payments and decreased deferred tax balances. Net cash used by investing activities was $9.3 million for the nine months ended March 31, 2002, compared to $3.4 million provided by investing activities for the nine months ended March 31, 2001. This change was primarily due to cash used to acquire The Marasco Newton Group Ltd. in January 2002, compared with cash provided by the sale of our interest in Mail2000, Inc. in February 2001. Additionally, our capital expenditures declined consistent with lower planned leasehold improvements and decreased spending on internal computer system implementation activities. Net cash provided by financing activities was $8.1 million for the nine months ended March 31, 2002, compared to $4.8 million used by financing activities for the nine months ended March 31, 2001. This change was attributable to increased borrowings to pay previously deferred income taxes, offset in part by repayment of debt assumed in the Marasco Newton acquisition and higher treasury stock repurchases. Since 1992, we have offered stockholders the opportunity to periodically sell shares to us. The board of directors, with the aid of a third party appraisal firm, determined the fair market value of our class A common stock prior to our limited offer to repurchase. From July 1, 1998 through March 31, 2002, treasury stock transactions totaled $31.6 million, including stock repurchases and withholding of shares to satisfy minimum tax liabilities. Amounts by period are reflected in our consolidated statements of equity and cash flows. We intend to discontinue our stock repurchase program upon the closing of this offering.

Net cash provided by operating activities was $16.6 million for fiscal 2001, a decrease of $8.0 million from fiscal 2000. This decrease in operating cash flow was primarily attributable to the loss from operations in fiscal 2001. Net cash provided by investing activities was $918,000 for fiscal 2001, an increase of $12.8 million from fiscal 2000. This increase was due almost entirely to the sale of equity interests held in Mail2000, Inc. and gains recognized in connection with the formation of Mantas, Inc. Net cash used by financing activities was $17.5 million for fiscal 2001, an increase of $4.7 million from fiscal 2000. This increase was primarily due to increased treasury stock repurchases, offset partially by lower credit facility repayments.

Net cash provided by operating activities was $24.6 million for fiscal 2000, an increase of $8.3 million from fiscal 1999. This increase was primarily attributable to collections, offset in part by reduced deferred taxes. Net cash used by investing activities was $11.9 million for fiscal 2000, an increase of $1.3 million from fiscal 1999. Net cash used by financing activities was $12.8 million for fiscal 2000, an increase of $7.0 million from fiscal 1999. This increase was due to higher treasury stock repurchases and increased debt service.

Credit Facility

In August 2001, we entered into a $60 million credit facility that expires on December 31, 2003. The initial commitment under this facility is $40 million and we have the option, provided no event of default under the agreement exists, of increasing the amount committed in two increments of $10 million. We may use this facility for general corporate purposes including working capital financing, capital purchases, acquisitions, and stock repurchases. The agreement contains customary covenants and requires that specified financial ratios be maintained. The financial ratios include a maximum debt-to-cash-flow ratio, a minimum cash-flow-to-fixed-charge-coverage ratio, and a maximum debt-to-equity threshold. The credit facility is unsecured as long as specified financial ratios are met, which as of March 31, 2002, was the case. We may elect to pay interest at either the prime rate of our bank or our bank’s LIBOR plus a margin, which is determined quarterly based on our debt-to-cash flow ratio. As of March 31, 2002, borrowings outstanding under the revolving credit facility were $23.2 million. We used the net proceeds from our sale of class A common stock to an investment group in April 2002, together with our proceeds from option exercises in connection with this sale, which totaled approximately $10.9 million, to repay a portion of the outstanding borrowings under the credit facility. We intend to use a portion of the net proceeds from this offering to repay the remaining credit facility borrowings outstanding at closing.

Capital Expenditures

Our capital expenditures were $10.6 million, $11.9 million, $10.5 million, and $2.6 million for fiscal 1999, 2000, 2001 and the nine months ended March 31, 2002, respectively. During the last three fiscal years, we have refurbished most of our major facilities and implemented a number of new corporate computer systems. As a result, our actual capital purchases during these periods are higher than the level we expect for the remainder of fiscal 2002 and fiscal 2003. We currently expect to spend approximately $1.5 million on capital purchases for the fourth quarter of fiscal 2002 and $8 million for fiscal 2003 for general corporate purposes. In addition, in April 2002, we were awarded a multi-year outsourcing contract under which we plan to spend approximately $1.0 million on capital purchases during the last quarter of fiscal 2002 and $4.0 million during fiscal 2003.

Related Party Transactions

We have agreements with Ernst Volgenau, our chief executive officer, and William Brehm, our chairman of the board of directors, requiring us to maintain term life insurance policies on their lives through 2009, and to use the proceeds of such insurance to repurchase their shares of common stock upon their death. We pay annual premiums on these policies, which are fixed through 2009, equal to $456,800 for Dr. Volgenau and $211,660 for Mr. Brehm, which we will expense as incurred. You should read “Related Party Transactions–Life insurance policies and stock purchase agreements with chief executive officer and chairman” for more information about these agreements.

Since May 24, 2001, Mantas, Inc. has utilized services provided by us pursuant to agreements that are cancellable by Mantas, Inc. and us upon short notice. Mantas, Inc. reimburses us for the cost of these services. Mantas, Inc. leases space from us and receives other support services related to its occupancy. Our sublease income and amounts due for other support services provided were approximately $1.3 million from May 24, 2001 through March 31, 2002. We also allow Mantas, Inc. to obtain travel and insurance-related services using our existing relationships with vendors. The total of these services received by Mantas, Inc. was approximately $1.1 million from May 24, 2001 through March 31, 2002. Additionally, we provide labor services when requested by Mantas, Inc. to support its administrative and client support activities. Approximately $760,000 of these labor services were provided from May 24, 2001 through March 31, 2002. At March 31, 2002, amounts due from Mantas, Inc. for all services utilized were approximately $327,000, which amounts were subsequently paid by Mantas, Inc. to us.

Commitments and Contingencies

Internal Revenue Service Audit Resolution

On February 28, 2002, we settled all outstanding issues raised by the Internal Revenue Service with respect to an audit of our June 30, 1996 tax return. The primary issue related to our use of the cash receipts and disbursements method of accounting for income tax purposes. The Internal Revenue Service asserted that we did not qualify to use this method of accounting. While we disagreed with the Internal Revenue Service on this matter, in order to bring the matter to closure, we agreed to convert from the cash method to the accrual method effective July 1, 2000. As part of the settlement, the Internal Revenue Service accepted our use of the cash method for tax returns filed through June 30, 2000. The effect of this change requires that we pay deferred federal and state income taxes, plus interest accrued from September 24, 2001 to February 28, 2002. On February 28, 2002 we paid the federal portion of these taxes totaling $18.6 million, plus interest of $538,000. We also paid $3.2 million of state taxes, representing substantially all of the required additional state tax payments. We had previously established a reserve of approximately $2.6 million relating to the estimated probable interest on the tax liability. Since this reserve exceeded the amount of the federal interest payments and our estimated state interest payments, we reversed approximately $1.8 million of the reserve in the quarter ended March 31, 2002. This reversal is reflected as other income in our statement of operations for the nine months ended March 31, 2002.

Government Contracting

Payments to us on cost-plus contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 1999 have been completed. We do not expect audit adjustments resulting from audits for the years ended June 30, 2000 and 2001 or for the nine months ended March 31, 2002 to have a material effect on our results of operations or financial position.

Commitments

The following table summarizes our contractual obligations as of March 31, 2002 that require us to make future cash payments:

	Payments due by period
	(in thousands)
	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$129,851	$12,130	$22,740	$19,970	$75,011
Term loan	2,400	1,600	800	—	—
Term life insurance	5,287	686	1,372	1,372	1,857

Total contractual obligations	$137,538	$14,416	$24,912	$21,342	$76,868

This table does not reflect potential payments in connection with the acquisition of The Marasco Newton Group Ltd. as discussed below.

Acquisitions

In January 2002, we acquired, by merger, all of the outstanding stock of The Marasco Newton Group Ltd. We made initial cash payments of approximately $6.2 million to Marasco Newton stockholders, and deposited another $1.0 million in escrow to secure indemnification obligations of Marasco Newton to us. In connection with the acquisition, we also assumed debt of approximately $5.2 million, which we repaid in March 2002. We may be required to pay up to approximately $9.1 million of additional purchase price in the future if Marasco Newton achieves specified operating results and additions to contract backlog. We are required to make these additional payments, if any, in two parts and they are expected to occur, if at all, between March 1, 2003 and June 30, 2003. Exclusive of any additional purchase price, approximately $2.2 million of the purchase price was allocated to identifiable intangible assets and approximately $3.0 million to goodwill.

Quantitative and Qualitative Disclosures About Market Risk

To the extent of our borrowings under our credit facility, we have some interest rate risk based on the loan’s variable interest rate. Based on our average credit facility balance in fiscal 1999, 2000, and 2001, and the nine months ended March 31, 2002, a one percentage point increase in the average interest rate would have resulted in approximately $87,000, $23,000, $70,000, and $15,000, respectively, of increased interest payments for those periods.

Historically, our investment positions have been relatively small and short-term in nature. We have typically made overnight investments using unsecured masternote investments of our primary bank.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, as amended by SFAS Nos. 137 and 138, “Accounting for Derivative Instruments and Hedging Activities.” This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We engage in minimal derivative activity and the adoption of this standard did not have a material impact on our financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, effective January 1, 2002, “Goodwill and Other Intangibles.” We adopted these statements effective July 1, 2001 and January 1, 2002, respectively. There was no impact on our results of operations or financial position upon adoption. Future business combinations, if any, must now be accounted for using the purchase method of accounting. Goodwill that results from any business combination will no longer be subject to amortization.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of this new standard will have a material impact on our financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the adoption of this new standard will have a material impact on our financial position, results of operations, or cash flows.

BUSINESS

Overview

We are a leading provider of information technology services and solutions to U.S. federal government organizations in three principal markets: national security, health care and public health, and civil government. Our largest market, national security, includes the Department of Defense, the intelligence agencies, and other federal organizations with homeland security missions. We offer a broad range of services that spans the information technology life-cycle: strategic consulting; systems design, development, and integration; and outsourcing and operations management. In addition, to address recurring client needs, we have developed four business solutions: text and data mining; contingency and disaster response planning; information assurance; and enterprise systems management. We combine a comprehensive knowledge of our clients’ business processes with the practical application of advanced information technology tools, techniques, and methods to create value-added solutions for our clients.

We have provided information technology services and solutions to federal government clients for nearly 24 years and have longstanding relationships with many of them. We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. We currently serve over 300 government clients on over 700 active engagements. Our business is diversified, with no single engagement accounting for more than 5% of our revenues during fiscal 2001 or the nine months ended March 31, 2002. Since our founding in 1978, we have been engaged on approximately 5,500 projects. For each of the last three fiscal years and the nine months ended March 31, 2002, we have been the prime contractor on engagements representing over 94% of our total revenues.

Our executive team includes the core group of senior executives that has built the company over the past two decades. Our founder, president, and chief executive officer, Ernst Volgenau, our chairman, William K. Brehm, and our executive vice president and chief operating officer, Edward E. Legasey, have been with us in those capacities since our inception. Our 43 officers have an average tenure with our company of approximately 14 years. Our management team is supported by a high quality staff of over 2,100 people, of whom approximately 94% are professional staff. Our professional staff is highly educated, with approximately one-third possessing advanced degrees. In addition, over 50% of our employees hold federal government security clearances.

From fiscal 1997 to fiscal 2001, we increased our revenues at a compound annual growth rate of 14.3%. Our revenues for the fiscal year ended June 30, 2001 and for the nine months ended March 31, 2002 were $312.5 million and $259.8 million, respectively. As of March 31, 2002, our backlog was approximately $1.0 billion, of which $158.5 million was funded. As of March 31, 2001, our backlog was $584.1 million, of which $147.9 million was funded. In January 2002, we acquired The Marasco Newton Group Ltd., our first government services acquisition.

Industry Background

The federal government is the largest consumer of information technology services and solutions in the United States. According to INPUT, an independent federal government market research firm, the federal information technology market is expected to grow at an annual rate of 10.6% from $36.4 billion in federal fiscal year 2001 to $60.3 billion in federal fiscal year 2006. We believe that the federal government’s spending on information technology will continue to increase in the next several years, driven by increases in national defense and homeland security programs, increased reliance on information technology outsourcing, demand for greater government efficiency and effectiveness, increased federal public health spending, and the continuing impact of federal procurement reform.

Increased Spending on National Defense and Homeland Security

The terrorist attacks of September 11, 2001 have intensified the federal government’s commitment to strengthen our country’s military, intelligence, and homeland security capabilities. Even before the attacks, the Bush administration’s June 2001 budget amendment increased the Department of Defense’s preliminary federal fiscal year 2002 budget approximately 11% over federal fiscal year 2001 to $329 billion, which was further increased to $332 billion following the terrorist attacks. The administration also recently requested $379 billion in defense appropriations for federal fiscal year 2003, an increase of approximately 14%. On September 18, 2001, the President signed into law a $40 billion emergency supplemental appropriations bill in response to the terrorist attacks on September 11, 2001, in part to further enhance homeland security initiatives. The administration’s budget for fiscal 2002 provided an additional $13.6 billion for combatting terrorism and protecting critical infrastructure and its proposed budget for fiscal 2003 includes $37 billion for homeland defense, of which $8.3 billion is included in the Department of Defense’s budget.

We believe the focus on national security, homeland security, and intelligence will increase the need for information technology capable of supporting these functions. According to INPUT, the Bush administration’s fiscal 2003 budget request increased the overall federal budget for computer security capabilities to $4.2 billion, an increase of 56% over the federal fiscal year 2002 budget. For example, we believe intelligence agencies will increase demand for data and text mining solutions to enable them to extract, analyze, and present data gathered from the massive volumes of information available through open sources such as the Internet. This increased focus has also reinforced the need for interoperability among the many disparate information technology systems throughout the federal government. The new Office of Homeland Security and the intelligence agencies are increasingly interested in enterprise systems that enable better coordination and communication within and among agencies and departments.

Increased Reliance on Information Technology Outsourcing

According to INPUT, federal information technology outsourcing expenditures totaled $6.3 billion in 2001 and are expected to increase at a 15.9% compound annual growth rate to $13.2 billion by 2006. Outsourcing of information technology operations is becoming an increasingly attractive alternative for federal agencies that are striving to maintain their core functions with limited technical resources and a shrinking information technology workforce, while at the same time upgrading technology and standardizing and streamlining operations. We expect reductions in the federal information technology workforce to continue due to an increase in the number of retiring government information technology workers. In April 2001, the General Accounting Office estimated that approximately 31% of employees working in 24 federal agencies in 1998 will be eligible to retire by 2006 and that approximately half of those eligible employees will retire by the end of 2006.

Demand for Greater Government Efficiency and Effectiveness

Budget-constrained federal government agencies are under increasing pressure to cut costs, while at the same time continuing to improve and upgrade their technological capabilities. In many cases, this has involved transitioning their existing, proprietary systems to emerging technologies that improve effectiveness, enhance productivity, and deliver new services. We believe these new services will be particularly important as government agencies respond to the necessity for interoperability among the information technology systems throughout the government and the demand for comprehensive electronic services to the public. The Government Paperwork Elimination Act requires all federal agencies to provide the public with electronic access to government services and documents by 2003 and to give the public the option of submitting government forms electronically.

Increased Federal Public Health Spending

The budget for the U.S. government for federal fiscal year 2002 projects that federal public health and health care management agencies will increase their overall spending from $295 billion in federal fiscal year 2001 to $418 billion in federal fiscal year 2006. We believe that overall increases in health spending will translate into increased spending for information technology in this sector because public health and health care management are increasingly information-based and focused on prediction and prevention as well as management of illness, which in turn demands better information systems. We believe that four major factors will contribute to the growth in federal health care spending in general and health-related information technology spending in particular. The first is the increased commitment to defend against the threat of bioterrorism following the events of September 11, 2001. Second, rapid advances in life sciences such as genomics and proteomics are creating vast amounts of data, which is increasing the demand for information technology services, including bioinformatics, data mining, and text mining. Third, demand is increasing for information technology solutions that discover and detect medical fraud. The fourth factor is the aging of the U.S. population, which is expected to increase the demand for health services from providers, payers, and insurers. These trends are already evidenced by the 15.7% growth in funding for the National Institutes of Health in federal fiscal year 2003 as compared to the prior year.

Continuing Impact of Federal Procurement Reform

Over the past several years, federal government agencies have adopted procurement processes that are more similar to typical commercial contract acquisition practices. Changes in the procurement process have streamlined the process of purchasing information technology services by reducing procurement time and acquisition costs. These changes provide increased flexibility and enable government entities to award contracts based on factors other than price alone, such as successful past performance and distinguishing corporate and technical capabilities.

There are currently two widely used contract methods in federal procurement: single award/defined statement of work contracts and indefinite delivery/indefinite quantity contracts, including government-wide acquisition contracts, or GWACs, and General Services Administration, or GSA, schedule contracts:

•
Single award/defined statement of work contracts.    Under this contract method, which can take a year or more to complete, an agency solicits, qualifies, and then requests proposals from interested contractors. The agency then evaluates the bids and typically awards the contract to a single contractor for a specified service. Historically, single award/defined statement of work contracts were the most prevalent type of contract award used by federal government clients; however, the use of this type of contract has been declining for the past several years.

•
Indefinite delivery/indefinite quantity contracts.    Under this contract method, a federal government agency can form preferred provider relationships with one or more contractors. These umbrella contracts outline the basic terms and conditions under which federal government agencies may order services. Indefinite delivery/indefinite quantity contracts are typically managed by one agency, the sponsoring agency, and may be either agency-specific or available for use by any agency of the federal government. Indefinite delivery/indefinite quantity contracts available for use by any agency of the federal government are commonly referred to as government-wide acquisition contracts, or GWACs. Contractors within the industry compete to be pre-selected to perform work under an indefinite delivery/indefinite quantity contract. An ordering agency then issues delivery orders for services to be performed under the contract. If the indefinite delivery/indefinite quantity contract has a single prime contractor, only that contractor may be awarded delivery orders. If the contract has multiple prime contractors, the award of the delivery order will be competitively determined among the pre-selected contractors.

GSA schedules are listings of services and products, along with their respective prices, offered by federal government contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity. In order for a contractor to enter into a contract with the GSA and be listed on a

GSA schedule, the contractor must be pre-qualified and selected by the GSA. When an agency selects services under a GSA schedule contract, the user agency, or the GSA on its behalf, will typically conduct a competitive process, limited to qualified GSA schedule contractors.

Due to the lower contract procurement costs, reduced procurement time, and increased flexibility associated with indefinite delivery/indefinite quantity contracts, GWACs and GSA schedule contracts have enjoyed increasing popularity in the last several years.

Market Opportunity

The federal government’s demand for information technology services is expected to increase as a result of planned increases in spending for national defense, homeland security, and public health; increased reliance on outsourced information technology programs; and demand for greater government efficiency and effectiveness. We believe that for information technology providers to win contract awards from the federal government they must possess strong and stable management, highly skilled personnel, demonstrated technological expertise, a deep knowledge of the government’s business processes, a strong record of past performance, and key positioning on many of the increasingly popular multiple award contract vehicles such as GSA schedule contracts, GWACs and other indefinite delivery/indefinite quantity contracts.

Our Approach

We are a high-end information technology services and solutions provider focused on delivering results that create tangible value for our clients. We maintain the comprehensive information technology skills required to support the entire life-cycle of our clients’ systems, from strategic planning to operational support. We employ interdisciplinary teams to staff our engagements, which enables us to deliver services and solutions that combine our comprehensive knowledge of our clients’ business processes with the necessary technical expertise. Depending on client needs, we may integrate commercially available products with existing systems or develop a comprehensive solution that involves designing, integrating, maintaining, and upgrading a custom-built system.

To maximize our ability to deliver consistent results that successfully meet client needs, we have developed a proprietary project management and technical execution methodology, which we call ELITE. We train our project managers and technical leaders using this methodology, which emphasizes using mature, repeatable processes that reduce risk and maximize successful project completion. As a result, our consulting and systems integration business, including all its business units, has received a capability maturity model, or CMM, level 3 rating under the standards established by the Software Engineering Institute. This rating reflects that we have mature, repeatable processes that we believe help to reduce risk, improve technical delivery, contain costs, and meet demanding schedules. Often the federal government requires a CMM level 3 rating as a qualification to bid on complex software development and systems integration projects.

We believe we are able to execute our approach successfully as a result of five core strengths:

Strong, Stable Management and Highly Skilled Personnel

Our executive team includes the core group of senior executives that has built our company over the past two decades. Our 43 officers have an average tenure with our company of approximately 14 years, providing extensive industry experience and strong continuity of management. Several members of our management team are former senior military officers or government officials who have deep knowledge of the federal government and its information technology needs. Our corporate culture fosters teamwork and excellence which has contributed to our being named in 2002 by Fortune magazine as one of the “100 Best Companies to Work For in America” for the third consecutive year. This in turn has enhanced our ability to recruit and retain highly skilled personnel. Our professional staff is highly educated, with approximately one-third holding advanced degrees.

Knowledge of Government Clients’ Business Processes

We have served clients within the Departments of the Army, Navy, and Air Force, the Joint Chiefs of Staff, the Office of the Secretary of Defense, the Department of the Treasury, and the Federal Emergency Management Agency for over 20 years. As a result of these longstanding relationships, we have developed a deep knowledge of our clients’ business processes, which enables us to design solutions that address their strategic goals and integrate with their existing systems. We have also recruited strategic hires with significant governmental or technical experience who have added to our knowledge of our clients’ business processes and who have extended our expertise into new areas.

Technical Expertise

We invest in research and development in areas such as text mining, data mining, information assurance, and other emerging technologies in order to offer clients the most up-to-date technological solutions. We use our proprietary intellectual property, including our ELITE life-cycle methodology, to provide value-added solutions for our clients.

Proven Record of Past Performance

We have provided information technology services and solutions to the federal government for nearly 24 years and have longstanding relationships with many of our clients. In order to promote high quality results and client satisfaction, we emphasize long-term assignment of required staff and consistently review our project performance. On competitively awarded engagements on which we were the incumbent, we have a renewal rate of at least 95% for each of the last three fiscal years and for the nine months ended March 31, 2002. We calculate our contract renewal rate based on the number of engagements that come up for recompetition during the period and the number of those recompetitions that we win.

Key Positioning as a Prime Contractor

We are currently a prime contractor on four of the federal government’s five largest information technology services GWACs: Millennia, Millennia Lite, CIO-SP2i, and ITOP II. We hold two GSA schedule contracts and we are a prime contractor on more than 12 agency-specific indefinite delivery/indefinite quantity contracts. In addition, Marasco Newton holds two additional GSA schedule contracts. This broad contract portfolio gives us extensive reach as a preferred provider and enables us to deliver the full range of our services and solutions to any organization in the federal government. Serving as a prime contractor positions us to achieve better client relationships, more control and influence, clearer visibility into future opportunities, and enhanced profit margins.

Growth Strategy

Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions to a wide variety of federal government organizations. Our growth strategy includes the following:

Leverage Our Longstanding Client Relationships to Cross-Sell Our Full Range of Services

We plan to continue expanding the scope of the services we provide to our existing clients. We are adept at penetrating, cross-selling to, and building-out existing client accounts through our successful performance and comprehensive knowledge of their business, which has led to many long-term contract relationships. For example, we increased the scope of our work with the Internal Revenue Service from a $1 million per year strategic consulting engagement in the early 1980s, to multiple engagements with $25.9 million of revenues in fiscal 2001 under the Internal Revenue Service’s TIPSS and TIPSS-2 contracts. We are currently providing enterprise systems management, fraud detection, systems integration, and information assurance support on 13 active engagements with the Internal Revenue Service. We believe our high level of client satisfaction and deep knowledge of our clients’ business processes enhance our ability to cross-sell additional services.

Increase Our Client Base

We believe that the federal government’s increasing reliance on outsourcing and the increased emphasis on national security and homeland security, coupled with the changes in procurement reform, have significantly increased our market opportunity. We have a longstanding heritage of supporting the federal government in the areas of contingency and disaster response planning; information assurance; critical infrastructure protection; and command and control, communications, and intelligence. We intend to leverage this broad experience to expand our client base to include organizations in the federal government for which we have not historically worked. We believe our ability to win new clients is enhanced by our position as a prime contractor on four of the five largest information technology services GWACs. These contracts enable us to sell our services and solutions to virtually any federal government agency. In addition, we intend to continue strategic hiring to expand the breadth of our expertise into new areas of the federal government or new technologies. We have used strategic hires as a cost-effective way to build-out client accounts, to establish new competencies, and to penetrate new markets.

Focus Our Applied Research and Development Investments to Enhance Our Core Business

We intend to continue to invest in applied research and development initiatives to enhance our competitive position within our core C&SI business. For example, we have recently employed proprietary intellectual property developed through these initiatives in engagements relating to multimedia data fusion used for preparing daily intelligence briefings for senior government executives, text extraction for multiple languages, aircraft incident discovery and correlation, bioterrorism detection, and gene expression analysis.

Pursue Strategic Acquisitions

To complement our internal growth, we may pursue strategic acquisitions that can cost-effectively add new clients, specific agency knowledge, or technological expertise to accelerate our access to existing or new markets. In January 2002, we acquired The Marasco Newton Group Ltd. for its expertise in the federal government environmental market, including its role as a prime contractor on the Superfund and Brownfields programs at the Environmental Protection Agency. We also expect that this acquisition will facilitate our ability to sell our complete range of services and solutions to Marasco Newton’s client base in the federal environmental market.

Our Services and Business Solutions

Our Services

We offer a broad range of information technology services that spans the information technology life-cycle, including: strategic consulting; systems design, development, and integration; and outsourcing and operations management.

Strategic Consulting.    We help our clients formulate business and execution plans to address their information technology needs. We also identify and implement changes that will significantly improve their performance, cost effectiveness, and quality of service. We assess current operations, develop strategies and plans for improvement, and design enterprise architectures that enable our clients to capitalize on investments in legacy systems while enabling them to transition to modern technology environments. As part of this process, we perform economic analyses to compare the projected cost of proposed technologies to the anticipated operational benefit. We use interdisciplinary teams that understand both the business problem and the potentially applicable technology solutions to help our clients avoid costly consulting advice that they cannot practically implement. Our strategic consulting engagements often lead to additional work.

Systems Design, Development, and Integration.    We provide a full range of systems design, development, and integration services to our clients, including project management, systems engineering, security engineering, network design, software development, enterprise application integration, database and data warehouse design and development, test and evaluation, configuration management, training, and implementation support. We develop system concepts, define requirements, design architectures, and integrate complex mission-critical systems. Depending upon client requirements, we design custom-built systems as well as integrate a variety of commercially available software applications. The advanced technology applications that we develop for our clients can be integrated with their legacy systems, enabling our clients to benefit from their prior investments. We specialize in high performance system architectures, intuitive graphical and multimedia user interfaces, and the application of Internet technologies to large, distributed systems.

Outsourcing and Operations Management.    We provide a wide range of outsourcing solutions to help our government clients increase their operating efficiency and respond to a declining federal government information technology labor force. Depending on our clients’ needs, we manage their technical infrastructures, operate and manage their networks, and even manage and operate their entire business processes. Our client engagements in this area are typically long-term and we focus on improving performance and reducing the cost of operation by making capital-for-labor substitutions, and by using sophisticated tools to reduce the need for expensive human support. We also support our clients with operations management services, sometimes referred to as co-sourcing, if they are not yet ready to completely outsource functions. In these engagements, we work side-by-side with our clients. Many of these engagements lead to completely outsourced operations.

Our Business Solutions

We have developed four business solutions that focus on specific business requirements that are common to many of our clients. These business solutions apply to clients within each of our target markets. Our core business solutions include data and text mining applications, contingency and disaster response planning, information assurance, and enterprise systems management. These business solutions consist of repeatable tools, techniques, and methods that reflect the specific competencies we have gained from significant experience in these areas. Our current business solutions are enhanced through our focus on applied research and development in the areas of natural language processing and information security. In anticipation of future client needs, we are performing research and development on emerging technologies such as wireless applications, genetic algorithms, and proximity networking that may enhance existing business solutions or may lead to new business solutions.

Text and Data Mining.    We offer clients a variety of software applications to help solve the general problem of information overload and to find valuable information that is hidden in vast amounts of textual information and data. Our clients in this area include intelligence agencies, Wall Street firms, stock exchanges, and large on-line publishers, such as LexisNexis, a division of Reed Elsevier Inc. We have developed software applications for analyzing unstructured text, such as newspapers, e-mail, web pages, and reports, and we have extensive specialized expertise in natural language processing. For over a decade, we have created and deployed software applications to automatically analyze text in English and in foreign languages. For example, we have applied our text extraction technology to help a major commercial airline analyze and extract critical safety information from unstructured text contained in pilot incident reports. We have also developed, integrated, and installed our Assentor e-mail surveillance application for more than 80 clients, collectively supporting more than 130,000 users in the financial services industry.

In addition to our text mining solutions, we offer data mining solutions that enable our clients to sort through growing collections of data located in databases, spreadsheets, e-mail, and documents to analyze patterns or identify pre-defined conditions. We apply data mining to both government and commercial markets, in engagements that range from fundamental research to applications development. For example, at the Centers for Medicare & Medicaid Services, we are analyzing Medicare claims for detection of known schemes of fraudulent activity and the discovery of new patterns of activity that may also indicate fraud, waste, or abuse. We also have developed and deployed data mining models for the Air Force Surgeon General to aid in the early detection of the outbreak of infectious diseases, including those resulting from bioterrorism.

Contingency and Disaster Response Planning.    For nearly two decades, we have helped clients prepare for, respond to, and recover from natural and technological disasters. We provide a full spectrum of solutions including planning, training, simulated exercises, and automated support systems to help our clients prepare for events that could adversely affect their operations. We work closely with our clients to assess site-specific threats, determine essential functions that cannot be interrupted, and define the activities needed to sustain them. We also design and implement programs to train client personnel for their emergency activities and design and conduct periodic exercises to validate plans, procedures, responsibilities and resources, as well as to reinforce training. For example, we developed continuity-of-operations plans for major Department of Defense organizations, including clients within the Departments of the Army, Navy, and Air Force; the Defense Information Systems Agency; and the Office of the Secretary of Defense.

Information Assurance.    We have a comprehensive information assurance program that helps our clients counter information security threats. Information systems, including computer systems, databases, and networks, are a crucial part of virtually every organization’s critical infrastructure and we provide a broad range of solutions to enhance our clients’ systems, network availability, and security. We provide our clients security engineering, vulnerability assessments, penetration testing, intrusion detection and response systems, encryption services, security awareness training, and backup and recovery planning. For example, we are providing a wide range of information assurance support to the Department of the Interior. Our tasks include developing a robust information assurance program; performing information assurance assessments of classified and mission-critical systems; conducting security awareness training; performing information security program risk analysis and gap analysis; developing and implementing information security policies and procedures; and developing and implementing computer security incident response capability.

Enterprise Systems Management.    We help clients successfully reduce the cost and complexity of managing distributed computer environments across geographically dispersed locations. We have successfully implemented and are managing solutions ranging from fewer than 1,000 to over 100,000 users. We have experience with many of the major commercial enterprise systems management tools, including IBM’s Tivoli products, Computer Associates’ Unicenter products, Hewlett-Packard’s OpenView products, and products from Peregrine Systems, and have implemented solutions incorporating these tools for many of our clients. Our services include requirements definition, design and architecture development, process and procedure development, configuration management, performance measurement, network management, and call center support. For example, we are leading the Internal Revenue Service’s agency-wide implementation of the Tivoli enterprise systems management solution supporting more than 110,000 users, which is one of the largest federal government Tivoli implementations ever undertaken.

Target Markets and Representative Engagements

We deliver our information technology services and business solutions to federal government clients within three target markets:

•	national security, which consists of two components:

•	command and control, communications, and intelligence, or C3I, and

•	information systems for the Department of Defense;

•	health care and public health; and

•	civil government.

We also license software and provide information technology services to commercial clients.

The following is a summary of our business in each of our markets:

Market	Total revenues		Number of active engagements as of March 31, 2002	Contract backlog as of March 31, 2002
	Fiscal year ended June 30, 2001	Nine months ended March 31, 2002
	(in millions)			(in millions)
National security	$133.6	$128.4	324	$488.4
Health care and public health	91.3	53.6	225	299.5
Civil government	66.2	64.3	191	216.1
Commercial	21.4	13.5	*	*

Total	$312.5	$259.8	740	$1,004.0

*	Not meaningful for the commercial market, which includes software licenses.

National Security

We view the national security market as consisting of two distinct components: C3I and defense information systems.

Command and Control, Communications, and Intelligence.    National security organizations, including all branches of the military, must maintain positive command and control of their forces and resources. This requires secure, redundant, and survivable communications and the integrated information systems and facilities, or command centers, required to monitor status, assess alternatives, and execute plans. We are one of the leading information technology service providers in the development and integration of command and control systems and decision support systems for the Department of Defense. Clients for whom we have designed, engineered, and implemented national security command centers include the National Military Command Center, National Military Joint Intelligence Center, Army Operations Center, Air Force Operations Group, the Pentagon, and the White House. Our work includes facility design, architecture development, network engineering, transition planning, integration, and installation. We also help military and other government departments and agencies with homeland security missions strengthen defenses against emerging unconventional threats to the United States, such as terrorist acts, weapons of mass destruction, assaults on critical infrastructures, and cyber-based attacks. We apply advanced technology to support clients within the intelligence community with solutions in foreign language text understanding, information extraction, data mining, natural language processing, network engineering, and information assurance.

The following two examples are representative of our C3I engagements. In these descriptions, as well as those that appear later in this section, the revenues indicated reflect aggregate revenues we have recognized from inception of the engagement, or directly related predecessor engagements, through March 31, 2002. The indicated period of performance reflects our current expectations about completion of the engagement, including the assumption that all option periods are exercised, if applicable.

Pentagon Renovation, Command Center, and Network Engineering

Revenue through 3/31/02	Period of performance	SRA role

$33.7 million	July 1996 – December 2002	Prime

Requirement:    Upgrade the information and telecommunications systems infrastructure of the Pentagon, including development of new command centers, and integration of command and control information systems.

Solution:    The Department of Defense hired us as the lead contractor for one of its premier advanced telecommunications engineering design and integration programs. The Department of Defense is currently implementing a more than $1 billion renovation of the Pentagon, including replacement of all telecommunications and command centers. Our work includes requirements analysis, engineering, installation and testing of unclassified, secret, top secret and other secure high-speed networks; integration of 120 critical C3I applications; and engineering and integration of the command centers in the Pentagon.

Defense Information Systems Agency-Information Assurance

Revenue through 3/31/02	Period of performance	SRA role

$6.9 million	July 2000 – July 2003	Prime

Requirement:    Provide information assurance, cyber-security, and critical infrastructure protection to departments and agencies under an indefinite delivery/indefinite quantity contract held by the Defense Information Systems Agency, or DISA.

Solution:    We are currently providing information assurance, continuity-of-operations planning, and public key infrastructure enablement, or PKE, support to numerous federal departments and agencies, including DISA and the White House Communications Agency. We are performing security certification and accreditation, medium-grade messaging, and PKE implementation support at DISA. We are also helping the White House Communications Agency migrate to a secure e-mail environment.

Defense Information Systems. We have provided information technology support to clients within the Department of Defense for more than 20 years. We currently support Department of Defense organizations including the Office of the Secretary of Defense, the defense agencies, the Joint Chiefs of Staff organizations, the three military departments, the four military services, and the command structure. Our engagements in this area typically involve the design, development, integration, and implementation of large, complex information systems. We are recognized for our functional expertise in the areas of logistics, transportation, acquisition, personnel, finance, and installation management.

The following two examples are representative of our defense information systems engagements:

Puget Sound Naval Shipyard Network and Software Engineering

Revenue through 3/31/02	Period of performance	SRA role

$49.3 million	October 1996 – January 2010	Prime

Requirement:    The Navy sought assistance to provide technical support services in meeting its telecommunications and software engineering requirements at the Puget Sound Naval Shipyard, or PSNS. The PSNS is one of the world’s largest nuclear shipyards, supporting approximately 8,500 engineering and industrial personnel engaged in mission-critical fleet activities.

Solution:    We have provided enterprise-wide, comprehensive information technology services to the PSNS since 1996. Services include network engineering and operations, database engineering, software engineering, systems security, systems administration, and project management. On behalf of PSNS, we support over 6,600 users and provide long-term operations support to over 1,000 applications and more than 100 major production and training databases. As of March 31, 2002, we managed more than 60 staff, including the personnel of several subcontractors.

U.S. Army Force Management System

Revenue through 3/31/02	Period of performance	SRA role

$13.1 million	October 1999 – September 2004	Prime

Requirement:    Identify process improvements and migrate legacy systems to create the next-generation military force management system. This five year project is one of the Army’s highest priority information technology modernization programs.

Solution:    We are developing and implementing a modern military force management system for the Army by migrating four mainframe legacy systems to a single, modern, integrated system. We have complete life-cycle responsibility for the new system, which will be deployed worldwide and support hundreds of users. We are using business process reengineering modeling to identify process improvements and reflect these in the new Web-enabled system to support real-time, worldwide, secure access at each user’s desktop.

Health Care and Public Health

Our health care and public health clients throughout the federal government include both military and civil organizations, such as the Military Health Services System, the Food and Drug Administration, and the Department of Health and Human Services, which includes the Health Resources and Services Administration, the Centers for Disease Control and Prevention, the National Institutes of Health, and the Centers for Medicare & Medicaid Services. We combine knowledge of health care issues with expertise in all aspects of information technology to aid in projects such as business process outsourcing, bioinformatics, knowledge discovery and data mining, and health care facility planning.

The following two examples are representative of our health care and public health engagements:

National Practitioner Data Bank for the Department of Health and Human Services

Revenue through 3/31/02	Period of performance	SRA role

$63.4 million	July 1994 – June 2007	Prime

Requirement:    Reengineer existing paper and mainframe based systems for the National Practitioner Data Bank, or NPDB, and develop the Healthcare Integrity and Protection Data Bank, or HIPDB. The NPDB and the HIPDB are national health care fraud and abuse data collection systems for reporting final adverse actions taken against health care providers, suppliers, or practitioners.

Solution:    We designed, developed, and engineered, and continue to operate and maintain the large nationwide web-based systems and high-profile databases of the NPDB and HIPDB under a total outsourcing arrangement. We process over 3 million transactions each year for more than 14,000 registered entities nationwide for the NPDB and over 20,000 queries a week for the HIPDB. The NPDB contains over 290,000 reports on more than 218,000 medical practitioners. The HIPDB contains over 100,000 reports. Under this performance-based, fixed-price contract, our responsibilities include system operation, software maintenance, user support, payment collection, and dispute resolution. The NPDB and the HIPDB are examples of high volume federal e-government applications.

The National Institutes of Health

Revenue through 3/31/02	Period of performance	SRA role

$79.3 million	December 1996 – December 2010	Prime

Requirement:    Provide comprehensive information technology solutions in support of the National Institutes of Health, or NIH.

Solution:    Representative work for NIH includes strategic consulting, wireless applications, network engineering, software development, network operations, and tasking in a variety of life science areas such as genomics and proteomics. We have also developed bioinformatics tools to help the NIH manage and analyze the vast amount of genetic data made available by breakthroughs in these areas. Our support to the NIH encompasses over 27 active engagements and the management of a staff of more than 175, including the personnel of several subcontractors, as of March 31, 2002.

Civil Government

Our civil government clients include organizations within the Departments of Treasury, Transportation, Commerce, Agriculture, and Veterans Affairs; the Environmental Protection Agency; the National Archives and Records Administration; the Small Business Administration; the Administrative Office of the U.S. Courts; and the General Accounting Office. We serve as a strategic advisor and solutions provider to our clients, helping them to better achieve their missions through gains in productivity, streamlined operations, and enhanced service to citizens.

The following two examples are representative of our civil government engagements:

Network Outsourcing for the General Accounting Office

Revenue through 3/31/02	Period of performance	SRA role

$36.1 million	July 1998 – July 2002	Prime

Requirement:    Transform the unstable network of the U.S. General Accounting Office, or GAO, into a high-availability information technology infrastructure that serves more than 3,800 users at its headquarters and 11 field offices nationwide.

Solution:    We provide a broad range of onsite, enterprise-wide network engineering and other services to support the GAO’s information technology infrastructure. Our work includes maintaining the local area and wide area network operation and interfaces, as well as Internet and intranet capabilities. The GAO expanded our work to include security engineering, maintenance, software engineering, Web applications, enterprise architecture, business process reengineering, and change management. With our help, GAO improved its total cost of ownership and client satisfaction.

Treasury Information Processing Support Services (IRS TIPSS & TIPSS-2)

Revenue through 3/31/02	Period of performance	SRA role

$120.6 million	July 1996 – May 2004	Prime

Requirement:    Provide large-scale program management, engineering, and information technology services to the Internal Revenue Service in support of their day-to-day operations and tax system modernization.

Solution:    As of March 31, 2002, we managed a staff of nearly 200 people, including subcontractor personnel, performing 13 different engagements including engineering, operation, and management support of the Internal Revenue Service’s enterprise network using the Tivoli enterprise systems management software. This network supports over 110,000 users, 786 Cisco routers, 30 ATM switches, and 796 locations. We assisted in the redesign of the existing T1 and ATM networks. Another major, long-term engagement for the Internal Revenue Service is our work implementing and now operating its Computer Security Incidence Response Center. We also provide strategic consulting, process reengineering, enterprise architecture, and tax fraud discovery using data mining techniques.

Existing Contract Profile

Contract Types

As of March 31, 2002, we had over 700 active contract engagements, each employing one of three types of price structures: cost-plus, time-and-materials, and fixed-price.

Cost-plus contracts.    Cost-plus contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit. Cost-plus fixed-fee contracts specify the contract fee in dollars. Cost-plus award-fee contracts provide for a base fee amount, plus an award fee that varies, within specified limits, based upon the client’s assessment of our performance as compared to contractual targets for factors such as cost, quality, schedule, and performance. The majority of our cost-plus contracts are fixed-fee.

Time-and-materials contracts.    Under a time-and-materials contract, we are paid a fixed hourly rate for each direct labor hour expended and we are reimbursed for allowable materials and out-of-pocket expenses. To the extent our actual labor hour costs vary significantly from the negotiated hourly rates under a time-and-materials contract, we can generate more or less than the targeted amount of profit.

Fixed-price contracts.    Under a fixed-price contract, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we can generate more or less than the targeted amount of profit or even incur a loss. Some fixed-price contracts have a performance-based component, in which we can earn incentive payments or incur financial penalties based on our performance. We generally do not undertake complex, high-risk work under fixed-price terms.

Our historical contract mix, measured as a percentage of total revenues for each period, is summarized in the table below. Software license revenues are included in fixed-price contracts below.

	Fiscal year ended June 30,			Nine months ended March 31,
	1999	2000	2001	2001	2002
Cost-plus	39%	54%	62%	60%	54%
Time-and-materials	43	29	23	23	30
Fixed-price	18	17	15	17	16

Government Wide Acquisition Contracts and GSA Schedule Contracts

We are a leading supplier of information technology services and solutions to federal government clients under GWACs and are currently a prime contractor on four of the five largest information technology services GWACs, measured by the aggregate dollar amount of delivery order awards as of March 31, 2002. We also hold two GSA schedule contracts: Schedule 70 and MOBIS. With the acquisition of Marasco Newton, we have added two additional GSA schedule contracts: Environmental Advisory Services and Marketing and Media Services. GWACs and GSA schedule contracts are becoming increasingly popular contract award methods, offering more flexible, cost-effective, and rapid procurement processes.

We have used these contracts to capture a significant amount of business. For example, as of March 31, 2002, on CIO-SP we had been awarded 183 delivery orders with an aggregate contract value of $271.5 million, making us the top prime contractor among the 20 CIO-SP prime contractors with respect to the number and dollar value of delivery orders won. Similarly, in the short time since the successor CIO-SP2i GWAC was awarded on December 19, 2000, we have won 36 of the 45 delivery orders that we have bid with an aggregate contract value of $283.8 million. As of March 31, 2002, we were first among the 48 prime contractors holding a CIO-SP2i contract with respect to the dollar value of delivery orders won.

The following table sets forth our GSA schedule contracts and the GWAC contracts on which we currently act as a prime contractor. The period of performance indicated below includes all option years.

Contract name	Host agency	Period of performance	Contract ceiling value
			(in billions)
CIO-SP2i	NIH	December 2000—December 2010	$20.0
ITOP II (ISE, SOM)	DOT	January 1999—January 2006	10.0
Millennia	GSA FEDSIM	April 1999—April 2009	25.0
Millennia Lite	GSA FTS	June 2000—June 2010	20.0
GSA Schedule 70	GSA FSS	May 1997—May 2007	No ceiling
GSA MOBIS	GSA FSS	June 1998—September 2002	No ceiling

Revenues under our GWAC and GSA schedule contracts accounted for 40% of our total federal government revenues in fiscal 1999, 46% in fiscal 2000, 49% in fiscal 2001, and 56% for the nine months ended March 31, 2002.

Largest Engagements

Our ten largest current client engagements are listed below, ranked by total contract value as of March 31, 2002. Contract value represents revenues recognized since contract inception through March 31, 2002 and contract backlog as of that date. We are a prime contractor on each of these programs.

Engagement	Contract value as of March 31, 2002	Revenue through March 31, 2002	Contract backlog as of March 31, 2002	Period of performance	Contract vehicle
	(in millions)	(in millions)	(in millions)
Department of Health and Human Services National Practitioner Data Bank (NPDB, HIPDB)	$77.8	$7.1	$70.7	5/01-6/07	ITOP II
National Institutes of Health DNST	68.0	1.3	66.7	12/01-12/11	CIO-SP2i
U.S. Army Combat Support Services Automation Management Office	63.2	14.0	49.2	7/00-7/08	Millennia
National Institutes of Health NINDS	58.1	0.9	57.2	8/01-8/11	CIO-SP2i
Department of Defense Personnel and Readiness	56.4	51.7	4.7	9/96-4/02	FEDSIM 9600
Army National Guard GuardNet XXI	53.0	4.1	48.9	9/01-9/09	GSA Schedule 70
General Accounting Office	51.4	36.1	15.3	7/98-7/03	Millennia
U.S. Navy Puget Sound Naval Shipyard	47.3	8.4	38.9	11/00-11/10	Millennia
U.S. Air Force AC2ISRC	40.6	2.4	38.2	12/00-12/10	Millennia Lite
Defense Transportation System TC - AIMS II	33.2	6.5	26.7	8/00-9/05	ITOP II

Backlog

As of March 31, 2002, our backlog was approximately $1.0 billion, of which $158.5 million was funded. As of March 31, 2001, our backlog was $584.1 million, of which $147.9 million was funded. We define backlog to include funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts that have been priced. We currently expect that approximately 8% of our total backlog as of March 31, 2002 will be recognized as revenues in the fourth quarter of fiscal 2002.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority, less the amount of revenue we have previously recognized.

We define unfunded backlog as the total value of signed contracts, less funding to date. Unfunded backlog includes all contract options that have been priced but not yet funded. Unfunded backlog does not take contract ceiling value into consideration, nor does it include any estimate of future potential delivery orders that might be awarded under indefinite delivery/indefinite quantity, GWAC or GSA schedule multiple award contract vehicles.

We cannot assure you that we will recognize any revenues from our backlog. The federal government has the prerogative to cancel any contract or delivery order at any time. Most of our contracts and delivery orders have cancellation terms that would permit us to recover all or a portion of our incurred costs and potential fees in such cases. Backlog varies considerably from time to time as current contracts or delivery orders are executed and new contracts or delivery orders under existing contracts are won.

Subcontractors

When we act as a prime contractor, as we typically do, we derive revenue either through our own work or through the efforts of our subcontractors. As part of the contract bidding process, we may enter into teaming agreements with subcontractors to enhance our ability to bid on large, complex engagements or to more completely address a particular client’s requirements. Teaming agreements and subcontracting relationships are useful because they permit us as a prime contractor to compete more effectively on a wider range of projects. In addition, we may engage a subcontractor to perform a discrete task on a project or a subcontractor may approach us because of our position as a prime contractor. When we are a prime contractor on an engagement, we are ultimately responsible for the overall engagement as well as the performance of our subcontractors. Revenues derived from work performed by subcontractors represented 33%, 35%, and 35% of our revenues for fiscal 2000, fiscal 2001, and the nine months ended March 31, 2002, respectively. No single subcontractor accounted for more than 4% of our revenues during fiscal 2000, fiscal 2001, or during the nine months ended March 31, 2002.

Applied Research and Development and Intellectual Property

We have historically undertaken applied research and development initiatives to enhance our competitive position. We believe that the development of intellectual property is a significant factor in our success. For example, in the fiscal year ended June 30, 2001, we employed technologies that we have developed in engagements relating to text mining, data mining, gene expression analysis, intrusion detection, and multimedia data fusion. We have also successfully leveraged our intellectual property to create new companies targeted at commercial markets.

We perform research and development efforts largely in the area of natural language processing, applied text mining, data mining, information security, and other emerging technologies. We also leverage our intellectual property by integrating it into component technologies and vertical applications. We have recognized software licensing revenues from several applications that we have developed. Examples include:

Research and Development Initiative	Description	Clients
Assentor	E-mail surveillance and archiving	Approximately 130,000 users, over 80 clients

GistIt	Wireless application integration platform, including the viewing of attachments; initially targeted at RIM Blackberry users	Federal and commercial clients

Mail2000	Hybrid mail process combining electronic mail and physical first-class mail	Global corporations

Mantas	Data mining software platform enabling the detection and discovery of patterns of interest by banks, securities firms, and stock exchanges	Global financial institutions, including NASD, Merrill Lynch, and Citigroup

NetOwl	Text extraction system	Over 40 organizations, including the intelligence community

Some of our research and development investments have led to the formation of separate companies, including Mail2000, Inc., which provides software-based services to expedite the delivery of large volumes of mail, and Mantas, Inc., which provides services to the financial services industry to address anti-money laundering and other efforts. In February 2001, we sold our minority interest in Mail2000, recognizing a pre-tax gain of $11.8 million, including the reversal of the $900,000 accrual for probable losses under funding commitments we made to Mail2000, Inc. In May 2001, Mantas, which was previously one of our service offerings, was contributed to a separate company, Mantas, Inc., which we formed with funding and other contributions received from Safeguard Scientifics and the NASD. We have retained a non-controlling equity interest in Mantas, Inc.

We rely upon a combination of nondisclosure and other contractual arrangements and copyright, trademark, patent, and trade secret laws to protect our proprietary rights. We also enter into confidentiality and intellectual property agreements with all of our employees that require them to disclose any inventions created during employment, that convey all rights to inventions to us, and that restrict the distribution of proprietary information.

Clients

Our federal government clients typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate client so long as that client has independent decision-making and contracting authority within its organization. We consider each office or division within an agency or department, which directly or through a prime contractor, engages us, to be a separate client. Under the TIPSS-2 contract with the Internal Revenue Service, program managers throughout the Internal Revenue Service are able to purchase a wide range of our solutions. The Internal Revenue Service, our largest client group, accounted for approximately 11% of our revenues for the nine months ended March 31, 2002. No other client or client group accounted for more than 10% of our revenues in fiscal 1999, 2000, or 2001 or the nine months ended March 31, 2001 or 2002.

In our fiscal year ended June 30, 2001, federal government clients accounted for 93% of our revenues, with the remaining 7% attributable to commercial clients. In our fiscal year ended June 30, 2001, we derived 43% of our revenues from national security clients, 29% from health care and public health clients, 21% from civilian agencies and departments, and the remaining 7% from commercial clients. Since our inception in 1978, we have been engaged on approximately 5,500 projects. We currently support 12 of the 14 federal departments in the executive branch, all branches of the military services, the White House, and the judicial and legislative branches of the federal government. No single client engagement accounted for more than 5% of our revenues for fiscal 2001 or the nine months ended March 31, 2002.

The following table sets forth some of our current federal government clients.

Selected current federal government clients

National security	Health care and public health	Civil government
Department of Defense:
    Department of the Army
Department of the Navy
Department of the Air Force Army National Guard
    U.S. Army Reserves
    U.S. Marine Corps
    Joint Chiefs of Staff
    U.S. Transportation Command
    Air Mobility Command
    Military Sealift Command
    Military Traffic Management     Command
Office of Secretary of Defense
Defense Manpower Data Center Defense Advanced Research
        Program Agency
    Defense Logistics Agency
    Defense Information Systems
        Agency
Various intelligence agencies
White House
Homeland Security Office
Critical Infrastructure Assurance Office
Cyber-Security Office

Department of Health and Human Services:
    National Institutes of Health
    Food and Drug Administration
Centers for Disease Control and     Prevention
    Health Resources and Services         Administration
    Administration for Children and Families
Centers for Medicare and Medicaid Services
Department of Defense:
    Office of the Secretary of Defense (Health Affairs)
    Army Medical Command
    Army Telemedicine and Advanced Technology Center
    Air Force Surgeon General

Department of Treasury:
    Internal Revenue Service Department of Justice
Department of Interior
Department of Labor
Department of Commerce Department of Veterans Affairs Department of Transportation:     Federal Aviation Administration Department of Agriculture
Department of Housing and Urban     Development
Environmental Protection Agency Small Business Administration National Archives and Records     Administration
General Services Administration
General Accounting Office Administrative Office of the U.S.     Courts
Federal Reserve Board

Federal Emergency Management Agency

Sales and Marketing

We have a highly disciplined sales and marketing process that relies upon the business units addressing each of our target markets to further penetrate their existing accounts and our centralized federal sales and marketing organization to win new competitive procurements. Primary responsibility for selling additional services to existing clients, including client account build-out and capture of follow-on work, rests with our business units. Recognizing the importance of client account management, we assign entrepreneurial managers and executives to oversee our major accounts.

Primary responsibility for identifying, qualifying, bidding, and winning new competitive procurements, either for new clients or for large strategic new programs within existing clients, rests with our centralized federal sales and marketing organization. We have approximately 30 experienced sales and marketing professionals that perform client development, corporate communications, procurement support, pricing, and proposal development. Our sales and marketing organization works closely with their counterparts in our business units as we compete to win new business.

Over the three-year period comprising fiscal 1999, 2000, and 2001, our overall win rate on government contracts was over 78%. We calculate our win rate by dividing the estimated dollar value of all contract wins during the period by the combined estimated dollar value of all contract wins and losses during the same period. We include in this calculation single award contracts and multiple award contracts, as well as delivery orders under multiple award contracts. When we win a multiple award contract, we initially include the full estimated value of the work we expect to perform under the contract in our win rate calculation. As we win individual delivery orders under a multiple award contract, we then deduct from the initial contract value the value of those delivery orders to avoid double counting. In the case of a multiple award contract we won before the start of the three-year period, only individual delivery orders we won during the period are counted.

Competition

We compete to win single award contracts and multiple award contracts, such as GWACs and GSA schedule contracts. After we have won a multiple award contract, we then compete for individual delivery orders under the contract. For example, GSA schedule contracts and prime contractor positions on GWACs are typically awarded to multiple contractors. A multiple award contract will list both the providers and the labor categories of products and services that can be performed under the contract. An individual agency that desires to obtain a service typically invites approved providers to compete based on technological expertise, resources, price, or some other basis. Because each of these contracts may provide for hundreds of delivery orders, the primary competition for this business is for delivery orders.

We compete with a variety of competitors in each of our three target markets and we encounter many of the same competitors in each market. These competitors include:

•
Federal systems integrators such as Affiliated Computer Services, Inc., American Management Systems, Incorporated, Anteon International Corporation, Booz•Allen & Hamilton Inc., CACI International Inc., Computer Sciences Corporation, Electronic Data Systems Corporation, Science Applications International Corporation, Unisys Corporation, and Veridian Corporation;

•	Divisions of large defense contractors such as Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company, and TRW Inc.;

•	Consulting firms such as Accenture Ltd, KPMG Consulting, Inc., and PwC Consulting; and

•	Other smaller and specialized government information technology contractors.

Employees and Corporate Culture

Our success as an information technology services and solutions company is highly dependent on our employees. We believe we have been successful in developing a culture that enables our employees to succeed. We emphasize three essential attributes—an ethic of honesty and service, quality work and client satisfaction, and caring about our people. We reinforce these principles regularly in our recruiting process, training programs, proposals, company meetings, and internal communications. Our active recruiting effort is aligned with our strategic business units and relies heavily on employee referrals in addition to a variety of other recruiting methods. Our primary source of our new recruits is employee referrals, which accounted for approximately one-third of our new hires over the past five years. We have found these referrals to be a reliable source of excellent employees. As a result of our continued focus on our employees, we have been chosen by Fortune magazine as one of the “100 Best Companies to Work for in America” for each of 2000, 2001, and 2002.

As of March 31, 2002, we had over 2,100 employees. Approximately 50% of our employees have federal government security clearances. Approximately 94% of our employees are information technology and other professionals or managers and approximately 6% are administrative managers or support specialists. Our professional staff is highly educated, with approximately one-third holding advanced degrees. None of our employees is represented by collective bargaining agreements, and we consider our relations with our employees to be good.

Facilities

We lease our office facilities and we do not own any facilities or real estate. We have leased our corporate headquarters at 4300 Fair Lakes Court in Fairfax, Virginia 22033 since 1991. Currently the two buildings comprising our headquarters are leased under separate leases with the same landlord. Both of our headquarters’ leases expire on December 31, 2015. We also lease facilities in Arlington, Falls Church, and Newport News, Virginia; Baltimore, Linthicum, New Carrollton, and Rockville, Maryland; Atlanta, Georgia; Durham, North Carolina; San Antonio, Texas; San Diego, California; Fairview Heights, Illinois; and Bremerton, Washington. In addition, we have employees who work on engagements at other smaller operating locations around the United States.

Legal Proceedings

From time to time, we are involved in various legal proceedings concerning matters arising in the ordinary course of business. We currently believe that any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages as of January 31, 2002, are as follows:

Name	Age	Title
Ernst Volgenau	68	President, chief executive officer and director (class expiring in fiscal 2005)
Renato A. DiPentima	61	Senior vice president and president, SRA Consulting & Systems Integration
Stephen C. Hughes	45	Senior vice president and chief financial officer
Barry S. Landew	43	Senior vice president for corporate development
Edward E. Legasey	56	Executive vice president and chief operating officer
William K. Brehm	72	Chairman of the board of directors (class expiring in fiscal 2004)
E. David Crockett	65	Director (class expiring in fiscal 2003)
Steven A. Denning	53	Director (class expiring in fiscal 2003)
Michael R. Klein	59	Director (class expiring in fiscal 2005)
Delbert C. Staley	77	Director (class expiring in fiscal 2004)

Ernst Volgenau is our founder and has served as our president, chief executive officer, and a director since our inception in 1978. From 1976 to 1978, he served as the director of inspection and enforcement for the U.S. Nuclear Regulatory Commission. Dr. Volgenau retired from active duty with the U.S. Air Force as Colonel in 1976. His military service included positions in the Office of the Secretary of Defense and as director of data automation for the Air Force Logistics Command.

Renato A. DiPentima has served as senior vice president and president of our consulting and systems integration division since we formed it in January 2001. From July 1997 to January 2001, he served as president of our government sector, overseeing government business, projects, and contracts. From July 1995 to July 1997, Dr. DiPentima served as vice president and as our chief information officer. Prior to joining us, Dr. DiPentima held several senior management positions in the federal government, most recently serving as deputy commissioner for systems at the Social Security Administration, from May 1990 to June 1995.

Stephen C. Hughes has served as our chief financial officer since March 1996 and as senior vice president, finance and accounting since 1993. From March 1989 to May 1993, he was our vice president of finance; from April 1986 to March 1989, he served as our comptroller; and from 1984 to 1986, he served as our manager of accounting. Mr. Hughes practiced in the computer audit and tax groups of Coopers and Lybrand, which is now a part of PricewaterhouseCoopers LLP, from 1983 to 1984.

Barry S. Landew has served as our senior vice president for corporate development since May 1993 and our vice president for corporate development from 1989 through April 1993. In April 2000, Mr. Landew was also named president of SRA Ventures where he led our efforts to develop our intellectual property, including creating new companies targeted at commercial markets. From 1980 to 1989, he served in various positions including software engineer, program manager, and the head of our proposal development unit.

Edward E. Legasey has served as our executive vice president since March 1989 and our chief operating officer since July 1997. Mr. Legasey served as senior vice president and general manager for program operations from August 1985 to March 1989 and as vice president from our inception to August 1985. He served at the U.S. Nuclear Regulatory Commission from 1976 to 1978 and was an officer in the U.S. Air Force from 1967 to 1976 with responsibilities for development of logistics information systems and software testing and evaluation.

William K. Brehm has served on our board of directors since 1978 and has been our chairman since 1980. From 1977 to 1980, he served as executive vice president and director of Computer Network Corporation, a computer systems company based in Washington, D.C. Mr. Brehm served as Assistant Secretary of Defense from 1973 to 1977. He was vice president for corporate development of Dart Industries, a consumer products company, from 1971 to 1973. He also served as Assistant Secretary of the Army from 1968 to 1970, following four years of service on the staff of the Secretary of Defense.

E. David Crockett has served on our board of directors since October 1996. Since 1990, he has served as the founding general partner of Aspen Ventures, a venture capital firm. From 1985 to 1987, Dr. Crockett was president and chief executive officer of Pyramid Technology Corporation, a UNIX server company. He also serves on the board of directors of Herman Miller, Inc., a furniture manufacturing company.
Steven A. Denning has served on our board of directors since April 2002. Mr. Denning is the executive managing member of General Atlantic Partners, LLC, a private equity investment firm focused exclusively on information technology, communications and media investments on a global basis. He has been with General Atlantic or its predecessor since 1980. Mr. Denning is a director of Exult, Inc., a human resources outsourcing company, Eclipsys Corporation, a healthcare information technology company, Manugistics Group, Inc., a supply chain management software company, EXE Technologies, Inc., a supply chain execution software company, and two private information technology companies in which investment entities affiliated with General Atlantic are investors.

Michael Klein has served on our board of directors since December 1998. He has been a partner of Wilmer, Cutler & Pickering, a law firm based in Washington, D.C., since 1974. Mr. Klein co-founded and currently serves as vice chairman of the board of directors of CoStar Group, Inc., a provider of electronic commercial real estate information, and currently serves as chairman of Perini Corporation, a civil and building construction company.

Delbert C. Staley has served on our board of directors since October 1996. Mr. Staley served as the chairman and chief executive officer of NYNEX Corporation, a telecommunications company, from 1983 until his retirement in 1989.

Each executive officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Stockholders Agreement

In April 2002, we entered into a stockholders agreement with several of our stockholders, including each of our executive officers, and investment entities affiliated with General Atlantic Partners, LLC, or GAP. Pursuant to the stockholders agreement, the GAP entities have the right to designate one member of our board of directors and we are obligated to use our best efforts to cause that designee to be nominated and elected to our board of directors and its committees. In addition, our executive officers agreed to vote their shares of our common stock in favor of any designee of the GAP entities nominated to the board of directors. Under the stockholders agreement, we appointed Steven A. Denning, as the designee of the GAP entities, to be a class I director and a member of our audit and executive compensation committees. These rights and obligations terminate once the GAP entities cease to own at least 720,000 shares of class A common stock.

Compensation of Directors

Pursuant to our compensation plan for outside directors, we pay each non-employee director $18,000 per year, $1,000 for each board meeting attended and $1,500 for each committee meeting held on a date different from a board meeting.

Board Committees

The board of directors has established an executive compensation committee and an audit committee. The executive compensation committee, which after this offering will consist of Messrs. Crockett, Denning, Klein, and Staley, reviews executive salaries, administers our bonus, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the executive compensation committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

The audit committee, which after this offering will consist of Messrs. Crockett, Denning, Klein, and Staley, reviews the professional services provided by our independent public accountants, the independence of our accountants from our management, our annual financial statements, and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing, and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

Election of Directors

Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Dr. Crockett and Mr. Denning will serve in the class whose term expires in fiscal 2003; Messrs. Brehm and Staley will serve in the class of directors whose term expires in fiscal 2004; and Messrs. Klein and Volgenau will serve in the class of directors whose term expires in fiscal 2005. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three–year term at the annual meeting of stockholders in the year in which that term expires.

Compensation Committee Interlocks and Insider Participation

Two of the three members of our compensation committee during fiscal 2001, Dr. Volgenau and Mr. Brehm, were during that period officers or employees of our company. No interlocking relationships exist between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

The table below sets forth, for the fiscal year ended June 30, 2001, the cash compensation earned and shares underlying options granted to our chief executive officer and each of our other four executive officers, collectively referred to as the named executives.

Summary Compensation Table

	Annual Compensation		Long-term Compensation Awards	All Other Compensation
Name and Principal Position	Salary	Bonus	Shares Underlying Options (1)
Ernst Volgenau	$311,000	$195,797	17,690	$458,725(2)
President and chief executive officer
Edward E. Legasey	280,000	174,942	17,690	19,525(3)
Executive vice president and chief operating officer
Renato A. DiPentima	245,000	240,688	36,870	1,925(4)
Senior vice president and president, SRA Consulting & Systems Integration
Barry S. Landew	180,000	166,530	28,230	1,925(4)
Senior vice president for corporate development
Stephen C. Hughes	185,000	142,731	30,960	1,925(4)
Senior vice president and chief financial officer

(1)	Represents shares of class A common stock.

(2)
Includes premiums of $456,800 on term life insurance on the life of the executive paid by our company. We are the sole beneficiary of these policies, and are obligated to use the proceeds of the policies to repurchase shares of the executive’s common stock upon his death. For more information about this arrangement, see “Related Party Transactions.” Also includes $1,925 of 401(k) matching contributions paid on behalf of the executive.

(3)
Includes a premium of $17,600 on term life insurance on the life of the executive paid by our company. We are the sole beneficiary of this policy, and we currently intend to use the proceeds of this policy to repurchase shares of the executive’s common stock upon his death. For more information about this arrangement, see “Related Party Transactions.” Also includes $1,925 of 401(k) matching contributions paid on behalf of the executive.

(4)	Represents 401(k) matching contributions paid on behalf of the executive.

Stock Options

The table below contains information concerning the grant of options to purchase shares of our common stock to the named executives during the fiscal year ended June 30, 2001. All of these options were granted to purchase class A common stock. The percentage of total options granted to employees set forth below is based on an aggregate of 999,290 shares subject to options granted to our employees in fiscal 2001. The options were granted at or above fair market value as determined by the board of directors on the date of grant.

Option Grants in Last Fiscal Year

	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year 2001	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name					5%	10%
Ernst Volgenau	17,690	1.8%	$5.00	06/30/2016	$	$
Edward E. Legasey	17,690	1.8	5.00	06/30/2016
Renato A. DiPentima	36,870	3.7	5.00	06/30/2016
Barry S. Landew	28,230	2.8	5.00	06/30/2016
Stephen C. Hughes	30,960	3.1	5.00	06/30/2016

(1)
The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, appreciates at the indicated rate for the entire 15-year term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Fiscal Year-End Option Values

The table below sets forth information for the named executives with respect to options exercised by them during the fiscal year ended June 30, 2001 and the value of their options outstanding as of June 30, 2001.

Fiscal Year-End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ernst Volgenau	–	–	743,840	119,910	$	$
Edward E. Legasey	–	–	1,423,715	126,535
Renato A. DiPentima	–	–	332,569	217,101
Barry S. Landew	200,000	$1,135,250	570,665	105,525
Stephen C. Hughes	–	–	245,279	138,241

There was no public trading market for our common stock as of June 30, 2001. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, less the aggregate exercise price.

Stock and Benefit Plans

1985 Key Employee Incentive Plan

Our original incentive plan provided for the grant of various types of stock awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of April 23, 2002, options to purchase 2,379,375 shares of class A common stock were outstanding under the 1985 plan. Following this offering, our board of directors has provided that no additional grants will be made under the 1985 plan.

1994 Stock Option Plan

Our 1994 stock option plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of April 23, 2002, options to purchase 6,251,097 shares of class A common stock were outstanding under the 1994 plan. Following this offering, our board of directors has provided that no additional grants will be made under the 1994 plan.

2002 Stock Incentive Plan

Our 2002 stock incentive plan was adopted by our board of directors in March 2002 and approved by our stockholders in April 2002. Up to 6,000,000 shares of our class A common stock, subject to adjustment in the event of stock splits and other similar events, were reserved for issuance under the 2002 plan. To date, we have not granted any options under the 2002 plan. Pursuant to the terms of the 2002 plan, the number of shares authorized for issuance under the 2002 plan will automatically increase at the beginning of each fiscal year by a number equal to the lesser of (i) 3% of the outstanding shares of our class A common stock and class B common stock then outstanding, (ii) an amount determined by the board of directors, and (iii) 2,000,000 shares of class A common stock. The 2002 plan provides that no participant may be granted awards in excess of 500,000 shares of class A common stock in any calendar year.

The 2002 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock awards and other stock-based awards.

Our officers, employees, directors, outside consultants and advisors and those of our subsidiaries are eligible to receive awards under the 2002 plan. Under present law, however, incentive stock options may only be granted to employees.

Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of the grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power. The 2002 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a “cashless exercise” through a broker, by surrender of shares of common stock to us, or by any combination of the permitted forms of payment.

Our board of directors has authority to administer the 2002 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2002 plan and to interpret its provisions. It may delegate authority under the 2002 plan to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the 2002 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 2002 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the exercise price of options;

•	the duration of options; and

•
the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price, and repurchase price.

In the event of a merger, liquidation, or other acquisition event, all outstanding options or other stock-based awards under the 2002 plan may be assumed or substituted for by the acquiror. If the options are not assumed or substituted for by the acquiror, all unexercised options will become exercisable in full as of a specified period of time before the event and will terminate immediately prior to the event.

No award may be granted under the 2002 plan after March 2012, but the vesting and effectiveness of awards granted before those dates may extend beyond those date. Our board of directors may at any time amend, suspend, or terminate the 2002 plan.

401(k) Plan

We adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions to the 401(k) plan, and may make discretionary and extra contributions in amounts determined annually by our board of directors. We contributed shares of class A common stock and cash to our 401(k) plan totaling approximately 150,000 shares of class A common stock and $794,305 in fiscal 1999, 181,305 shares of class A common stock and $1,221,177 in fiscal 2000, 180,193 shares of class A common stock and $1,410,842 in fiscal 2001, and 201,315 shares of class A common stock and $1,571,776 in the nine months ended March 31, 2002.

Deferred Compensation Plan for Key Employees

Some of our key employees are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may defer up to 25% of annual base salary and up to 50% of annual performance bonuses. We fund deferred contribution liabilities by making cash contributions to a trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Employees can direct that these amounts be invested in a variety of third-party financial instruments. Gains or losses on amounts held in the trust are fully allocable to plan participants.

RELATED PARTY TRANSACTIONS

Repurchase of shares from senior executives and charities

We are party to an agreement with Dr. Volgenau, Mr. Brehm, Mr. Legasey, and two former executives who no longer own any shares of our common stock, that obligates us to purchase up to $200,000 in any calendar year of the common stock of each of Dr. Volgenau and Mr. Brehm and up to $75,000 in any calendar year of the common stock of Mr. Legasey. The purchase price per share for these purchases is the fair market value of the stock, as determined from time to time by our board of directors. These annual purchase requirements can be increased upon the agreement of Dr. Volgenau and Mr. Brehm. This agreement will be terminated upon the closing of this offering.

We have also maintained an informal internal repurchase program in which our stockholders, including our executive officers, are periodically offered the opportunity to sell shares of common stock to us. The purchase price per share in this program is the fair market value of the common stock as determined from time to time by our board of directors. We intend to discontinue this repurchase program after the closing of this offering.

The table below sets forth the dates, number of shares and price per share of each repurchase from our executive officers, directors and 5% stockholders since July 1, 1998. All repurchases were of class A common stock.

Name	Date of repurchase	Number of shares	Price per share
Ernst Volgenau	November 2001	210,000	$ 5.97
Edward E. Legasey	November 2001 August 2001 May 2001 November 2000 November 1998	12,000 349,899 35,000 40,000 50,000	5.97 5.00 5.00 5.90 4.01
Barry S. Landew	November 2001 March 2001	35,000 68,103	5.97 5.90
Stephen C. Hughes	November 1998	20,000	4.01

In addition, Dr. Volgenau and Mr. Brehm have donated shares of our common stock held by them to various charities over the last three years and we have purchased those shares from the charities as set forth in the following table.

Name	Date of repurchase	Number of shares	Price per share
Ernst Volgenau	November 2001 November 1998	20,940 25,000	$5.97 4.01

William K. Brehm	October/November 2001 May 2001 October/November 2000 November 1999 November 1998	104,693 200,000 85,000 31,500 25,000	5.97 5.00 5.90 4.88 4.01

Mr. Brehm has also transferred shares of our common stock held by him to a charitable remainder unitrust and we have purchased those shares from the trust as set forth in the following table. This trust distributes a fixed 10% of the trust assets each year to Mr. Brehm and his wife during their lives and provides that the remainder of the trust assets will be distributed to charity upon their deaths.

Name	Date of repurchase	Number of shares	Price per share
William K. Brehm	October 2001 October/November 2000	251,257 340,000	$5.97 5.90

Life insurance policies and stock purchase agreements with chief executive officer and chairman

Pursuant to stock purchase agreements with each of Dr. Volgenau and Mr. Brehm, we are obligated to use the proceeds of term life insurance that we maintain on their respective lives to repurchase their respective shares of common stock upon their death. We have a similar informal arrangement with Mr. Legasey. The purchase price per share for these purchases is the fair market value of the stock, as most recently determined by our board of directors. The agreement has not in the past obligated us to maintain any specified level of insurance. From July 1, 1998 to June 2000, we maintained policies having a value of $40,000,000 on the life of Dr. Volgenau with aggregate annual premiums of $209,675 and a policy having a value of $20,000,000 on the life of Mr. Brehm with an annual premium of $156,275. These policies were cancelled when the current policies were purchased. Since June 2000, we have maintained policies having an aggregate value of $80,000,000 on the life of Dr. Volgenau, with aggregate annual premiums of $456,800; a policy having a value of $20,000,000 on the life of Mr. Brehm, with an annual premium of $211,660; and a policy having a value of $10,000,000 on the life of Mr. Legasey, with a premium of $17,600 per year. We are the sole beneficiary of each of these policies. These premiums are fixed until 2009.

We have recently amended the purchase agreements with Dr. Volgenau and Mr. Brehm to provide that we will be obligated following this offering to maintain these life insurance policies through 2009. We have also agreed that, should these policies cease to be available before 2009, we will purchase and maintain life insurance policies providing the maximum coverage for the remainder of that period that can be purchased with the same overall annual premiums.

Option grants to non-employee directors and executive officers

Since July 1, 1998, we have granted options to purchase shares of our class A common stock at prices ranging from $4.01 to $5.97 to our executive officers and non-employee directors as set forth below pursuant to our 1994 stock option plan. These options all vest 25% per year over four years.

Name	Date of grant	Exercise price per share	Number of shares of class A common stock issuable pursuant to option
Ernst Volgenau	June 2001	$5.00	17,690
	June 2000	5.61	50,260
	June 1999	4.63	77,300
Edward E. Legasey	June 2001	5.00	17,690
	June 2000	5.61	50,260
	June 1999	4.63	77,300
Renato A. DiPentima	December 2001	5.97	50,000
	June 2001	5.00	36,870
	June 2000	5.61	59,850
	March 2000	4.88	50,000
	June 1999	4.63	98,450
Stephen C. Hughes	June 2001	5.00	30,960
	June 2000	5.61	33,510
	March 2000	4.88	75,000
	June 1999	4.63	25,800
Barry S. Landew	June 2001	5.00	28,230
	June 2000	5.61	16,760
	March 2000	4.88	50,000
	June 1999	4.63	27,700
William K. Brehm	June 2001	5.00	22,340
	June 2000	5.61	33,510
	June 1999	4.63	50,800
Michael R. Klein	December 2001	5.97	25,000
	January 1999	4.01	25,000

Sale of Class A Common Stock to General Atlantic Partners

In April 2002, we and several of our stockholders, including our executive officers, entered into a stock purchase agreement with four investment entities affiliated with General Atlantic Partners, LLC, or GAP, a private investment group, whereby the GAP entities purchased an aggregate of 3,600,000 shares of class A common stock at a per share price of $11.00. Pursuant to the stock purchase agreement, we sold 910,092 shares of class A common stock and our executive officers sold the following numbers of shares pursuant to the Stock Purchase Agreement:

Name	Number of shares
Ernst Volgenau	820,000
Renato A. DiPentima	100,000
Stephen C. Hughes	56,250
Barry S. Landew	125,000
Edward E. Legasey	700,000

In addition, William K. Brehm donated 100,000 shares of class A common stock to a charity and 90,000 shares of class A common stock to a charitable remainder unitrust that, in turn, sold the shares to the GAP entities. This charitable remainder unitrust distributes a fixed 7.5% of the trust assets each year to Mr. Brehm and his wife during their lives and provides that the remainder of the trust assets be distributed to charity upon their deaths. Dr. Volgenau donated 180,000 shares of class A common stock to a charity that, in turn, sold the shares to the GAP entities. The remaining shares purchased by the GAP entities were sold by other employees of ours.

In connection with the stock purchase agreement, we also entered into a registration rights agreement with the GAP entities, granting them specified rights with respect to the registration of their shares of class A common stock under the Securities Act. You should read "Shares Eligible For Future Sale - Registration Rights" for a more detailed discussion of the registration rights agreement.

We also entered into a stockholders agreement with our executive officers and the GAP entities. The stockholders agreement prohibits the GAP entities from selling, disposing of, or hedging any of their shares of class A common stock until October 23, 2003, without our prior written consent, subject to limited exceptions. The stockholders agreement also provides the GAP entities the right to designate one member of our board of directors and obligates us to use our best efforts to cause that designee to be nominated and elected to our board of directors and its committees. Our executive officers also agreed to vote their shares of our common stock in favor of any designee of the GAP entities nominated to the board of directors. Under the stockholders agreement, we appointed Steven A. Denning, as the designee of the GAP entities, to be a class I director and a member of our audit and executive compensation committees. In addition, the stockholders agreement provides the GAP entities with specified preemptive rights with respect to specified future private placements of our capital stock, or securities convertible into our capital stock, enabling the GAP entities to maintain their proportionate percentage ownership of our capital stock. All the rights and obligations under the stockholders agreement terminate once the GAP entities cease to own at least 720,000 shares of class A common stock.
Policy on Future Transactions

For all future transactions, our board has adopted a policy that all transactions between our company and our officers, directors, principal stockholders and their affiliates must (i) be approved by a majority of the disinterested members of our board and (ii) be on terms no less favorable to us than could be obtained from unaffiliated third parties. In addition, any loans to our officers, directors, and other affiliates must be for bona fide business purposes only.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 23, 2002, by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

The percentages shown are based on 9,520,370 shares of class A common stock and 15,610,610 shares of class B common stock outstanding as of April 23, 2002 and                      shares of class A common stock outstanding after this offering, including the                      shares that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or exercisable within 60 days of April 23, 2002. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o SRA International, Inc., 4300 Fair Lakes Court, Fairfax, VA 22033.

	Shares beneficially owned		Percentage of shares beneficially owned prior to the offering		Percentage of shares beneficially owned after the offering		Percentage of total voting power after the offering
Beneficial Owner	A Shares	B Shares	A Shares	B Shares	A Shares	B Shares
Ernst Volgenau (1)	1,143,840	11,744,060	11.5%	75.2%	%	75.2%	%
Renato A. DiPentima (2)	255,069	—	2.6	—		—	*
Stephen C. Hughes (3)	207,779	—	2.1	—		—	*
Barry S. Landew (4)	635,062	—	6.3	—		—	*
Edward E. Legasey (5)	1,462,271	—	14.7	—		—	*
William K. Brehm (6)	783,029	3,866,550	7.9	24.8		24.8
E. David Crockett	80,000	—	*	—	*	—	*
Steven A. Denning (7)	3,600,000	—	37.8	—		—
Michael R. Klein (8)	18,750	—	*	—	*	—	*
Delbert C. Staley	50,000	—	*	—	*	—	*
All executive officers and directors as a group (10 persons) (9)	8,235,800	15,610,610	69.5%	100.0%	%	100.0%	94.0%
Entities affiliated with General Atlantic Partners, LLC (7)	3,600,000	—	37.8	—		—	2.1

*	Less than 1%.

(1)
Includes 458,840 shares of class A common stock issuable upon exercise of options and 685,000 shares of class A common stock held by a grantor retained annuity trust for the benefit of members of Dr. Volgenau’s family.

(2)	Includes 223,069 shares of class A common stock issuable upon exercise of options.
(3)	Consists of 207,779 shares of class A common stock issuable upon exercise of options.
(4)	Includes 583,165 shares of class A common stock issuable upon exercise of options.
(5)
Includes 298,715 shares of class A common stock issuable upon exercise of options and 100,000 shares of class A common stock issuable upon exercise of options held by a grantor retained annuity trust for the benefit of members of Mr. Legasey’s family.

(6)
Includes 448,029 shares of class A common stock issuable upon exercise of options and 335,000 shares of class A common stock held by a grantor retained annuity trust for the benefit of members of Mr. Brehm’s family.

(7)
Consists of the following shares held by the following entities: 2,958,750 shares held by General Atlantic Partners 75, L.P., or GAP 75, 401,760 shares held by GAP Coinvestment Partners II, L.P., or GAPCO II, 233,595 shares held by GapStar, LLC, or GapStar, and 5,895 shares held by GAPCO GmbH & Co. KG, or GAPCO KG. General Atlantic Partners, LLC, or GAP LLC, is the general partner of GAP 75 and the managing member of GapStar. The managing members of GAP LLC (other than Klaus Esser) are also the general partners of GAPCO II. Steven A. Denning is a managing member of GAP LLC and a general partner of GAPCO II. The general partner of GAPCO KG is GAPCO Management GmbH, or Management GmbH. Mr. Denning is a Managing Director and a shareholder of Management GmbH. Mr. Denning disclaims beneficial ownership of the shares held by the General Atlantic entities. The address of Mr. Denning, GAP 75, GAPCO II, GapStar and GAP LLC is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830. The address of GAPCO KG and Management GmbH is c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.

(8)	Consists of 18,750 shares of class A common stock issuable upon exercise of options.
(9)	Includes 2,338,347 shares of class A common stock issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

After completion of this offering, our authorized capital stock will consist of 300,000,000 shares of class A common stock, $0.004 par value per share, 90,000,000 shares of class B common stock, $0.004 par value per share, and 5,000,000 shares of preferred stock, $0.20 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by–laws to be effective after the completion of this offering, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of April 23, 2002, there were 9,520,370 shares of class A common stock outstanding held by 107 stockholders of record and 15,610,610 shares of class B common stock outstanding held by two stockholders of record. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of class A common stock offered by us in this offering, there will be              shares of class A common stock and 15,610,610 shares of class B common stock outstanding upon the completion of this offering. All of our class B common stock is beneficially held by Dr. Volgenau and Mr. Brehm.

Our common stock is divided into two classes, class A common stock and class B common stock. Holders of class A common stock and class B common stock have identical rights, except that holders of class A common stock are entitled to one vote per share held of record and holders of class B common stock are entitled to ten votes per share held of record on all matters submitted to a vote of the stockholders. The holders of class A common stock and the holders of class B common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of class A common stock and class B common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution, or winding up, the holders of class A common stock and class B common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock. Holders of class A common stock and class B common stock have no preemptive, subscription, redemption, or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of class A common stock offered by us in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, powers, preferences, and privileges of holders of class A common stock and class B common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Shares of class B common stock will convert automatically into a like number of shares of class A common stock as follows:

•
Upon the occurrence of any of the following events with respect to the original holder of such class B common stock, either Dr. Volgenau or Mr. Brehm as the case may be, all of the class B common stock originally held by him will automatically convert into class A common stock:

•	his death;

•	his being judicially declared legally incompetent or the appointment of a conservator, receiver, custodian, or guardian to supervise or control his financial affairs;

•	the later to occur of his having reached age 80 and his retirement from all positions with our company; or

•	the later to occur of his having reached the age of 80 and his ceasing to be affiliated with our company in any capacity as a result of a permanent physical disability.

•
In addition, any shares of class B common stock that are transferred after this offering will automatically convert into shares of class A common stock, except that either original holder of class B common stock may:

•
transfer shares to a trust organized for the benefit of members of his family or for charitable purposes if he continues to control the trust after the transfer, subject to the shares later being automatically converted if an event described above occurs with respect to the original stockholder;

•	transfer shares to the other original holder; or

•	pledge shares to secure a bona fide loan, subject to the shares later being automatically converted if the pledgee forecloses on the shares.

Once converted to class A common stock, the class B common stock will be cancelled and not reissued. None of either the class A common stock or the class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. The class B common stock is not being registered as part of this offering and currently we have no plans to do so in the future.

We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of class A common stock may be distributed with respect to class A common stock and only shares of class B common stock may be distributed with respect to class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per shares of such class of common stock shall be equal in number.

In the event of a merger or consolidation of our company with or into another entity (whether or not our company is the surviving entity), the holders of class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the class B common stock in such merger or consolidation.

No additional shares of class B common stock may be issued after this offering except in connection with a stock split or stock dividend on the class B common stock in which the class A common stock is similarly split or receives a similar dividend.

At present, there is no established trading market for the class A common stock. We have filed an application to list our shares of class A common stock on the New York Stock Exchange under the symbol “SRX.”

Preferred Stock

On the completion of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights, and preemptive rights.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of class A common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By–Laws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales, and other transactions involving SRA and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Our amended and restated certificate of incorporation and amended and restated by–laws to be effective upon the completion of this offering provide:

•	that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three–year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

Our amended and restated certificate of incorporation and amended and restated by–laws will also provide that:

•
any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and class A common stockholders may not take action by written consent in lieu of a meeting;

•	special meetings of the stockholders may only be called by the chairman of the board of directors, the president, or by the board of directors; and

•	in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us.

These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 67% of the combined voting power of the outstanding shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

The transfer agent and registrar for the class A and class B common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                  shares of class A common stock and 15,610,610 shares of class B common stock outstanding assuming no exercise of outstanding options. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Each share of class B common stock shall convert automatically into one share of class A common stock upon transfer, with limited exceptions. Of these shares, the                  shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

Days After Date of This Prospectus	Approximate Shares Eligible for Future Sale	Comment
On effectiveness		Freely tradable sold in offering
90 days		Shares salable under Rule 144 or 701
180 days		Lockup with the underwriters released; shares salable under Rule 144, 144(k), or 701
October 2003	3,600,000	GAP entities lock-up with the Company released

In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (1) one percent of the then outstanding shares of class A common stock, or approximately              shares immediately after this offering, or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided specified requirements concerning availability of public information, manner of sale, and notice of sale have been satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell these shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus (1) by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

Registration Rights

After this offering, the holders of approximately 3,600,000 shares of class A common stock will be entitled to specified rights with respect to the registration of those shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act after October 23, 2003, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of their class A common stock in that registration. Additionally, these holders are entitled to demand registration rights beginning on April 23, 2004, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to our shares of class A common stock, and we are required to use our best efforts to effect such registration. These holders may require us to file up to three additional registration statements beginning on April 23, 2004 on Form S-3 at our expense. All of these registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

Stock Options

As of April 23, 2002, approximately 5,307,483 shares of class A common stock were issuable pursuant to vested options granted under our stock option plans, of which approximately                  shares are not subject to lock-up agreements with the underwriters.

We intend to file a registration statement on Form S-8 under the Securities Act following this offering, to register up to 14,630,472 shares of class A common stock issuable under our stock plans, including the 8,630,472 shares of class A common stock subject to outstanding options as of April 23, 2002. This registration statement is expected to become effective upon filing.

UNDERWRITING

Salomon Smith Barney Inc., UBS Warburg LLC, Legg Mason Wood Walker, Incorporated, Raymond James & Associates, Inc., Adams, Harkness & Hill, Inc. and BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares of Class A Common Stock
Salomon Smith Barney Inc.
UBS Warburg LLC
Legg Mason Wood Walker, Incorporated
Raymond James & Associates, Inc.
Adams, Harkness & Hill, Inc.
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our class A common stock or any securities convertible into or exchangeable for our class A common stock, including our class B common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to 5% of the shares of class A common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of class A common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our class A common stock. Consequently, the initial public offering price for the shares will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our class A common stock will develop and continue after this offering.

We have applied to have our class A common stock listed on the New York Stock Exchange under the symbol “SRX.” The underwriters have undertaken to sell shares of class A common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

Paid by SRA International, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of class A common stock in the open market. These transactions may include short sales, syndicate covering transactions, and stabilizing transactions. Short sales involve syndicate sales of class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the class A common stock. They may also cause the price of the class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be $1,750,000.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements as of June 30, 2000 and 2001, and March 31, 2002 and for each of the three years in the period ended June 30, 2001 and for the nine months ended March 31, 2002, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS

In March 2002, we dismissed our independent public accountants, Arthur Andersen LLP, and retained Deloitte & Touche LLP to act as our independent auditors. Arthur Andersen LLP had been our independent public accountants since 1984. In connection with Arthur Andersen LLP’s audit of the consolidated financial statements for the fiscal years 1999, 2000, and 2001, and in connection with the subsequent period up to their dismissal, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, nor any reportable events. Arthur Andersen LLP’s report on our consolidated financial statements for the fiscal years ended June 30, 1999, 2000, and 2001 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles. The decision to change auditors was unanimously approved by our board of directors, including all of the members of our audit committee. Prior to the dismissal of Arthur Andersen LLP, we had not consulted with Deloitte & Touche LLP on any accounting matters. We have provided Arthur Andersen LLP with a copy of the disclosure contained in this section of the prospectus. Deloitte & Touche LLP has reviewed the disclosure contained in this section of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the class A common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the class A common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission’s toll-free number is 1-800-SEC-0330. In addition, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
SRA International, Inc.:

We have audited the accompanying consolidated balance sheets of SRA International, Inc. and Subsidiaries ( the “Company”) as of June 30, 2000 and 2001 and March 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years in the period ended June 30, 2001 and the nine months ended March 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SRA International, Inc. and Subsidiaries as of June 30, 2000 and 2001 and March 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 and the nine months ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

McLean, Virginia
April 22, 2002

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets

	June 30,		March 31,
	2000	2001	2002
Current assets:
Cash and cash equivalents	$9	$8	$512
Accounts receivable, net	94,592	97,448	97,572
Prepaid expenses and other	5,658	3,623	5,876
Deferred income taxes, current	—	—	6,234

Total current assets	100,259	101,079	110,194

Property and equipment, at cost:
Leasehold improvements	10,443	12,293	13,937
Furniture, equipment, and software	35,397	39,351	42,601

Total property and equipment	45,840	51,644	56,538
Accumulated depreciation and amortization	(27,174)	(31,957)	(38,211)

Total property and equipment, net	18,666	19,687	18,327

Other assets:
Deferred income taxes, noncurrent	3,317	3,187	3,651
Deferred compensation trust	2,573	2,784	3,242
Identified intangibles, net	—	—	2,161
Goodwill	—	—	2,957
Capitalized software development costs and other	610	721	696

Total other assets	6,500	6,692	12,707

Total assets	$125,425	$127,458	$141,228

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

Liabilities and Stockholders’ Equity

	June 30,		March 31,
	2000	2001	2002
Current liabilities:
Accounts payable	$14,065	$18,076	$13,578
Accrued payroll and employee benefits	14,546	18,142	24,530
Accrued expenses	13,185	17,105	18,595
Current portion of long-term debt	2,377	2,146	1,600
Billings in excess of revenues recognized	3,190	4,358	7,619
Deferred income taxes payable	23,548	19,503	–

Total current liabilities	70,911	79,330	65,922

Long-term debt, net of current portion	9,136	2,000	24,016
Other long-term liabilities	3,316	3,016	4,077

Total liabilities	83,363	84,346	94,015

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.20 per share; 5,000,000 shares authorized; none issued	–	–	–
Class A common stock, par value $0.004 per share; 125,000,000 shares authorized; 12,005,030, 14,654,428, and 18,360,247 shares issued as of June 30, 2000 and 2001, and March 31, 2002; 4,930,675, 5,438,579, and 6,974,901 shares outstanding as of June 30, 2000 and 2001, and March 31, 2002	48	58	73
Class B common stock, par value $0.004 per share; 37,500,000 shares authorized; 21,603,500, 20,978,500, and 20,100,610 shares issued as of June 30, 2000 and 2001, and March 31, 2002; 18,303,500, 17,678,500 and 16,800,610 shares outstanding as of June 30, 2000 and 2001, and March 31, 2002	86	84	80
Additional paid-in capital	8,344	14,276	24,647
Treasury stock, at cost	(23,746)	(36,009)	(48,320)
Notes receivable from stockholders	–	–	(91)
Deferred stock-based compensation	–	–	(773)
Retained earnings	57,330	64,703	71,597

Total stockholders’ equity	42,062	43,112	47,213

Total liabilities and stockholders’ equity	$125,425	$127,458	$141,228

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Revenues	$291,856	$312,035	$312,548	$227,331	$259,755
Operating costs and expenses:
Cost of services	199,732	213,549	221,835	160,466	187,799
Selling, general and administrative	70,567	77,200	84,985	66,509	55,628
Depreciation and amortization	5,720	7,258	8,045	5,854	5,534
Reimbursement of expenses upon formation of Mantas, Inc.	–	–	(6,485)	–	–

Total operating costs and expenses	276,019	298,007	308,380	232,829	248,961

Operating income (loss)	15,837	14,028	4,168	(5,498)	10,794
Interest expense	(1,208)	(703)	(879)	(691)	(325)
Interest income	140	174	82	66	197
Other (expense) income	–	(209)	(2,391)	(1,381)	1,775
Gain (loss) on equity method investment	–	(900)	11,776	11,776	373

Income before taxes	14,769	12,390	12,756	4,272	12,814
Provision for taxes	6,129	5,092	5,383	1,803	5,920

Net income	$8,640	$7,298	$7,373	$2,469	$6,894

Earnings per share:
Basic	$0.37	$0.31	$0.32	$0.11	$0.29
Diluted	$0.30	$0.26	$0.26	$0.09	$0.25
Weighted-average shares:
Basic	23,549,420	23,439,271	23,058,330	22,990,147	23,506,420
Diluted	28,820,845	28,346,837	27,882,330	28,180,521	27,494,638

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock		Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Retained Earnings	Total
	Shares	Amount	Shares	Amount		Shares	Amount
Balance, July 1, 1998	10,913,725	$44	21,685,000	$86	$4,865	(8,893,490)	$(16,731)	$–	$–	$41,392	$29,656
Net income	–	–	–	–	–	–		–	–	8,640	8,640
Issuance of common stock	438,125	2	–	–	762	–	–	–	–	–	764
Repurchase of common stock	–	–	–	–	–	(641,845)	(2,639)	–	–	–	(2,639)
Tax benefits of stock option exercises	–	–	–	–	647	–	–	–	–	–	647
Shares converted between classes	50,000	0	(50,000)	(0)	–	–	–	–	–	–	–
Compensatory stock options issued	–	–	–	–	112	–	–	–	–	–	112

Balance, June 30, 1999	11,401,850	46	21,635,000	86	6,386	(9,535,335)	(19,370)	–	–	50,032	37,180
Net income	–	–	–	–	–	–	–	–	–	7,298	7,298
Issuance of common stock	571,680	2	–	–	1,681	–	–	–	–	–	1,683
Repurchase of common stock	–	–	–	–	–	(839,020)	(4,376)	–	–	–	(4,376)
Tax benefits of stock option exercises	–	–	–	–	277	–	–	–	–	–	277
Shares converted between classes	31,500	0	(31,500)	(0)	–	–	–	–	–	–	–

Balance, June 30, 2000	12,005,030	48	21,603,500	86	8,344	(10,374,355)	(23,746)	–	–	57,330	42,062
Net income	–	–	–	–	–	–	–	–	–	7,373	7,373
Issuance of common stock	2,024,398	8	–	–	2,135	–	–	–	–	–	2,143
Repurchase of common stock	–	–	–	–	–	(2,141,494)	(12,263)	–	–	–	(12,263)
Tax benefits of stock option exercises	–	–	–	–	3,797	–	–	–	–	–	3,797
Shares converted between classes	625,000	2	(625,000)	(2)	–	–	–	–	–	–	–

Balance, June 30, 2001	14,654,428	58	20,978,500	84	14,276	(12,515,849)	(36,009)	–	–	64,703	43,112
Net income	–	–	–	–	–	–	–	–	–	6,894	6,894
Issuance of common stock	2,799,659	11	–	–	4,154	–	–	–	–	–	4,165
Repurchase of common stock	–	–	–	–	–	(2,169,497)	(12,311)	–	–	–	(12,311)
Tax benefits of stock option exercises	–	–	–	–	4,469	–	–	–	–	–	4,469
Shares converted between classes	877,890	4	(877,890)	(4)	–	–	–	–	–	–	–
Notes receivable upon exercise of options	28,270	–	–	–	91	–	–	(91)	–	–	–
Compensatory stock options issued or modified	–	–	–	–	1,657	–	–	–	(773)	–	884

Balance, March 31, 2002	18,360,247	$73	20,100,610	$80	$24,647	(14,685,346)	$(48,320)	$(91)	$(773)	$71,597	$47,213

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Cash flows from operating activities:
Net income	$8,640	$7,298	$7,373	$2,469	$6,894
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	8,592	7,691	8,393	6,157	5,689
Stock-based compensation	112	–	–	–	884
Tax benefits of stock option exercises	647	277	3,797	3,418	4,469
Deferred income taxes	2,319	(2,795)	(3,915)	(3,450)	(26,201)
Amortization of unearned rent abatements	(387)	528	(451)	(794)	879
(Gain) loss on equity method investment	–	900	(11,776)	(11,776)	(373)
Changes in assets and liabilities:
Accounts receivable	(25,923)	13,370	(2,856)	(3,701)	9,898
Prepaid expenses and other	3,610	(3,719)	2,035	(2,179)	(2,130)
Accounts payable	10,438	1,437	4,011	(2,341)	(6,583)
Accrued payroll and employee benefits	3,039	1,150	3,596	7,239	5,018
Accrued expenses	3,683	(135)	5,206	4,578	85
Billings in excess of revenues recognized	1,530	(1,456)	1,168	1,783	3,261
Other	49	21	(13)	20	(98)

Net cash provided by operating activities	16,349	24,567	16,568	1,423	1,692

Cash flows from investing activities:
Capital expenditures	(10,391)	(11,550)	(10,527)	(7,516)	(2,606)
Capitalized software development	(225)	(320)	–	–	–
Proceeds from sale of property and equipment	18	16	569	16	3
Proceeds from investments	–	–	10,876	10,876	373
Acquisition of The Marasco Newton Group Ltd., net of cash acquired	–	–	–	–	(7,087)

Net cash (used in) provided by investing activities	(10,598)	(11,854)	918	3,376	(9,317)

Cash flows from financing activities:
Net (repayments) proceeds under revolving line of credit	(3,873)	(7,138)	(4,990)	5,263	23,216
Repayment of equipment loans	(838)	(1,386)	(777)	(613)	(546)
Repayment of term loan	(1,200)	(1,600)	(1,600)	(1,200)	(1,200)
Repayment of The Marasco Newton Group Ltd. debt acquired	–	–	–	–	(5,195)
Proceeds from equipment loans	1,965	–	–	–	–
Issuance of common stock	764	1,683	2,143	2,034	4,165
Purchase of treasury stock	(2,639)	(4,376)	(12,263)	(10,284)	(12,311)

Net cash (used in) provided by financing activities	(5,821)	(12,817)	(17,487)	(4,800)	8,129

Net (decrease) increase in cash and cash equivalents	(70)	(104)	(1)	(1)	504
Cash and cash equivalents, beginning of period	183	113	9	9	8

Cash and cash equivalents, end of period	$113	$9	$8	$8	$512

Supplemental disclosures of cash flow information:
Cash paid during the period–
Interest	$1,081	$762	$894	$694	$327

Income taxes	$112	$10,010	$3,887	$3,887	$26,679

Cash received during the period–
Interest	$122	$174	$83	$67	$197

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

1.    Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SRA International, Inc. (a Delaware corporation), and its wholly owned subsidiaries (SRA or the Company). All significant intercompany transactions and balances have been eliminated. Investments in other companies in which the Company exerts significant influence but does not have a controlling interest are accounted for using the equity method of accounting.

Nature of Business

SRA is a leading provider of information technology services and solutions primarily to a wide variety of federal government clients in three principal markets: national security, health care and public health, and civil government. Since SRA’s founding in 1978, the Company has derived substantially all of its revenues from services provided to federal government clients, and SRA expects that services provided to federal government clients will continue to account for substantially all of its revenues.

Revenues from contracts funded by the federal government were 85 percent, 88 percent, and 93 percent of total revenues for the years ended June 30, 1999, 2000, and 2001, respectively, and 91 percent and 95 percent of total revenues for the nine months ended March 31, 2001 and 2002, respectively. Revenues from contracts funded by the Department of Defense accounted for 41 percent, 43 percent, and 47 percent for the years ended June 30, 1999, 2000, and 2001, respectively, and 46 percent and 53 percent for the nine months ended March 31, 2001 and 2002, respectively. Revenues from contracts funded by the Internal Revenue Service accounted for 11 percent of total revenues for the nine months ended March 31, 2002. The Company had one contract in 1999 that individually represented more than 10 percent of consolidated revenues. This contract generated revenues of approximately $41,610,000 in 1999. No single contract represented more than 10 percent of revenues in any other period presented.

Interim Financial Information

The interim financial information for the nine months ended March 31, 2001 has been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and includes in the opinion of management all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of interim period results.

The results of operations for the nine months ended March 31, 2002 are not necessarily indicative of the results that could be expected for the full fiscal year 2002.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities, revenues and expenses. See the Revenue Recognition section of this Note and Notes 2, 3, 7, 8, 9, and 10 for additional information on certain estimates included in the Company’s consolidated financial statements. Actual results may differ from estimates.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

Revenue Recognition

Contract Accounting

SRA recognizes revenue as services are provided pursuant to its contracts depending on the type of contract. Revenues on cost-plus contracts are recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. SRA considers performance-based fees, including award fees, under cost-plus contracts to be earned only once the Company can demonstrate satisfaction of a specific performance goal or receives contractual notification from a client that such fee has been earned. SRA considers fixed fees under cost-plus contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract. Revenues on time-and-materials contracts are recognized based on hours actually incurred at the negotiated contract billing rates, plus the costs of any allowable materials and out-of-pocket expenses. Revenues on fixed-price contracts are recognized using the percentage-of-completion method of contract accounting. The Company computes the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Contract revenue recognition inherently involves estimation. In all cases, the Company recognizes revenue only when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. The Company utilizes a number of management processes to monitor contract performance and revenue estimates, including monthly in-process reviews that cover, among other matters, outstanding action items, progress against schedule, effort and staffing, requirements stability, quality, risks and issues, subcontract management, costs, and commitments. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative effect of any such revisions are recorded in the period in which the facts requiring revisions become known. The full amount of anticipated losses on any type of contract are recognized in the period in which they become known.

Disputes may arise in the normal course of the Company’s business on projects when the Company is contesting with customers for collection of funds because of events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such disputes, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where loss is considered probable and reasonably estimatable in amount.

From time to time, the Company may proceed with work based on customer direction pending finalization and signing of formal contract documents. The Company has an internal process for approving any such work. Revenue recognized prior to finalization of formal contract documents is recorded at the lesser of net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated.

Unbilled accounts receivable are stated at the lower of actual cost incurred plus accrued profits or net estimated realizable value of incurred costs, reduced by billings to date. It is the Company’s policy to provide reserves for the collectibility of accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

Revenues for the fiscal years ended June 30, 1999, 2000, and 2001, and the nine months ended March 31, 2001 and 2002, were generated from the following contract types. Software license revenues are included in the fixed-price contract item below:

	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Cost-plus	39%	54%	62%	60%	54%
Time-and-materials	43	29	23	23	30
Fixed-price	18	17	15	17	16

Software Licensing and Related Activities

The Company enters into arrangements, which may include the sale of licenses of the Company’s proprietary software, consulting services and maintenance or various combinations of each element. The Company recognizes revenue based on Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended, and modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” SOP 98-9, modified SOP 97-2 by requiring revenue to be recognized using the “residual method” if certain conditions are met. Revenues are recognized based on the residual method when an agreement has been signed by both parties, the fees are fixed or determinable, collection of the fees is probable, delivery of the product has occurred and no other significant obligations remain. In the limited cases where return or refund rights have been offered, the Company deferred all revenue recognition until the end of the return or refund period.

For multi-element arrangements, each element of the arrangement is analyzed and the Company allocates a portion of the total fee under the arrangement to the undelivered elements, such as professional services, training and maintenance. Under the residual method, revenues allocated to the undelivered elements are deferred using vendor-specific objective evidence of fair value of the elements and the remaining portion of the fee is allocated to the delivered elements (generally the software license). Vendor-specific objective evidence of fair value is based on the price the customer is required to pay when the element is sold separately – that is, time and material rates charged for consulting services when sold separately from a software license and the optional renewal rates charged by the Company for maintenance arrangements.

Products are considered delivered when shipped or when the access code to download the software from the Company’s web site and activation key, as applicable, has been provided to the customer. If the product must be installed by a Company technician, delivery occurs upon installation. If an element of the license agreement has not been delivered, revenue for the element is deferred based on its vendor-specific objective evidence of fair value. If vendor-specific objective evidence of fair value does not exist, all revenue is deferred until sufficient objective evidence exists or all elements have been delivered. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Amounts allocated to license revenues under the residual method are recognized at the time of delivery of the software when vendor-specific objective evidence of fair value exists for the undelivered elements, if any, and all the other revenue recognition criteria discussed above have been met. Revenues from software licenses were $3,599,000, $4,316,000 and $3,717,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $2,687,000 and $1,085,000 for the nine months ended March 31, 2001 and 2002, respectively.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

Consulting services are sold on a time-and-materials basis and include services such as installation, building non-complex interfaces to allow the software to operate in customized environments, and training. Consulting services are separable from the other elements under the arrangement and the performance of the services is not essential to the functionality (i.e. the services do not involve significant production, modification or customization of the software, or building complex interfaces) of any other element of the transaction. Revenues from consulting services are recognized when the services are performed and were $649,000, $525,000, and $443,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $384,000 and $204,000 for the nine months ended March 31, 2001 and 2002, respectively.

Maintenance revenues consist primarily of fees for providing when-and-if-available unspecified software upgrades and technical support over a specified term. Maintenance revenues are recognized on a straight-line basis over the term of the contract. Revenues from maintenance fees were $759,000, $1,424,000, and $1,980,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $1,195,000 and $1,687,000 for the nine months ended March 31, 2001 and 2002, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and developments costs, which are included in selling, general, and administrative expenses, were $1,110,000, $1,110,000, and $1,906,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $1,413,000 and $1,420,000 for the nine months ended March 31, 2001 and 2002, respectively.

Capitalized Software Development Costs

Software development costs for products are capitalized subsequent to the establishment of technological feasibility, as evidenced by detailed program designs, a product design, or a working model of the software product. Capitalization ceases when the products are available for general release to clients. Annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to total expected gross revenues for that product, or the amount computed using the straight-line method over the estimated economic lives of the products (generally not to exceed three years). Amortization expense of $2,872,000, $433,000, and $348,000 was recorded for the years ended June 30, 1999, 2000, and 2001, respectively, and $303,000 and $155,000 was recorded for the nine months ended March 31, 2001 and 2002, respectively.

Internal-Use Computer Software

The Company capitalizes costs incurred to license and implement software for internal-use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Such costs are amortized over periods ranging from three to five years. Internal-use software costs capitalized were $0, $165,000, and $2,262,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $1,684,000 and $595,000 for the nine months ended March 31, 2001 and 2002, respectively.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, and other intangibles, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences. Historically, the Company’s deferred income taxes have resulted primarily from differences in the timing of income and expense recognition because the Company used the accrual method of accounting for financial reporting and the cash method of accounting for income tax reporting. In February 2002, the Company adopted the accrual method of accounting for income tax reporting. See Note 8 for additional disclosure with respect to this change in accounting method for income tax reporting purposes.

Employee Stock Options

Stock options granted to employees are accounted for using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the fair value of the Company’s stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Income tax benefits attributable to nonqualified stock options exercised are credited to additional paid-in capital.

Deferred Compensation Plan

Certain employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may defer up to 25 percent of annual base salary and up to 50 percent of annual performance bonuses. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on the Company’s results of operations, and the liability to plan participants is fully funded at all times.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the lease term or the asset’s estimated useful life, but typically not exceeding seven years, using the straight-line method. Depreciation and amortization expense related to property and equipment, including capitalized internal-use computer software, was $5,720,000, $7,258,000, and $8,045,000, for the years ended June 30, 1999, 2000, and 2001, respectively, and $5,854,000 and $5,534,000 for the nine months ended March 31, 2001 and 2002, respectively.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and accounts receivable. The Company believes that concentrations of credit risk with respect to cash

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

equivalents are limited due to the high credit quality and overnight nature of these investments. The Company believes that concentrations of credit risk with respect to accounts receivable are limited as they are primarily federal government receivables. At June 30, 2000 and 2001, and at March 31, 2002, the Company’s carrying value of financial instruments approximated fair value.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of common shares outstanding. Diluted EPS considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The difference between basic and diluted weighted-average common equivalent shares with respect to the Company’s EPS calculation is due entirely to the assumed exercise of stock options.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, as amended by SFAS Nos. 137 and 138, “Accounting for Derivative Instruments and Hedging Activities.” This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company engages in minimal derivative activity and therefore adoption of this standard did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, effective January 1, 2002, “Goodwill and Other Intangibles.” The Company adopted these statements effective July 1, 2001 and January 1, 2002, respectively. There was no impact on the Company’s results of operations or financial position upon adoption. Future business combinations (see Note 12) must now be accounted for using the purchase method of accounting. Goodwill that results from any business combination will no longer be subject to amortization.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The adoption of this new standard is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this new standard is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

Reclassifications

Certain reclassifications have been made to prior-period balances to conform to the current-period presentation.

2.    Accounts Receivable:

The components of accounts receivable, net are as follows as of June 30, 2000 and 2001, and March 31, 2002 (in thousands):

	June 30,		March 31, 2002
	2000	2001
Billed, net of allowance of $583, $1,200, and $1,100 as of June 30, 2000 and 2001, and March 31, 2002, respectively	$49,557	$49,879	$50,933

Unbilled:
Currently billable	38,429	41,132	37,742
Retainages	3,499	3,312	3,397
Revenues recorded in excess of milestone billings on fixed price contracts	2,530	2,544	4,725
Revenues recorded in excess of contractual authorization, billable upon receipt of contractual amendments/documents	1,408	934	1,131
Indirect costs incurred and charged to cost-plus contracts in excess of provisional billing rates	1,094	1,389	1,189

Total unbilled	46,960	49,311	48,184
Allowance for contract disallowances	(1,925)	(1,742)	(1,545)

Total	$94,592	$97,448	$97,572

Consistent with industry practice, certain receivables related to long-term contracts and programs are classified as current, although a portion of these amounts is not expected to be realized within one year. Unbilled accounts receivable at June 30, 2001 and March 31, 2002, are expected to be collected within one year except for approximately $2.5 million and $3.1 million, respectively. This amount generally relates to a portion of retainages and indirect rates incurred and charged to cost-plus contracts in excess of provisional billing rates. These amounts will be billable upon completion of the government’s audit of the indirect rates for those years in which the related contracts were in process.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

3.    Accrued Expenses:

Accrued expenses as of June 30, 2000 and 2001, and March 31, 2002 consisted of the following (in thousands):

	June 30,		March 31, 2002
	2000	2001
Vendor obligations	$8,288	$8,958	$11,996
Insurance	2,152	2,562	2,988
Interest (Note 8)	209	2,600	225
Unearned rent abatements, current portion	484	98	94
Other	2,052	2,887	3,292

Total	$13,185	$17,105	$18,595

4.    Debt:

Long-term debt as of June 30, 2000 and 2001, and March 31, 2002 consisted of the following (in thousands):

	June 30,		March 31, 2002
	2000	2001
Term loan (6.89%)	$5,200	$3,600	$2,400
Equipment loans	1,323	546	–
Revolving line of credit (LIBOR + 1.45%)	4,990	–	23,216

Less– Current portion of long-term debt	2,377	2,146	1,600

Total	$9,136	$2,000	$24,016

In August 2001, the Company entered into a $60 million credit facility (the New Agreement) that expires on December 31, 2003. The initial commitment under this facility is $40 million and the Company has the option, provided no event of default under the New Agreement exists, of increasing the amount committed in two increments of $10 million. The Company may use this facility for general corporate purposes including working capital financing, capital purchases, acquisitions, and stock repurchases. Amounts that can be outstanding on the facility are limited to a borrowing base tied to the Company’s accounts receivable balances. The borrowing base exceeded the $40 million commitment at March 31, 2002. The New Agreement contains customary covenants and requires that specified financial ratios be maintained. The financial ratios include a maximum debt-to-cash- flow ratio, a minimum cash-flow-to-fixed-charge-coverage ratio, and a maximum debt-to-equity threshold. The New Agreement is unsecured as long as specified financial ratios are met, which as of March 31, 2002, was the case. The Company may elect to pay interest at either the prime rate of its bank or its bank’s London interbank offered rate (LIBOR) index plus a margin that is determined quarterly based on the Company’s debt-to-cash flow ratio.

The outstanding revolving line of credit balance and the equipment loan balance under the Company’s old credit facility (the Old Agreement) were transferred to the New Agreement concurrent with closing. The term loan (the Term Loan) entered into under the Old Agreement remains in place, subject to the general terms and conditions of the New Agreement. The Term Loan interest rate is fixed at 6.89 percent, is payable in quarterly installments of $400,000, and matures on July 1, 2003.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

The average revolving line of credit interest rate was 6.3 percent, 6.3 percent, and 7.0 percent for the years ended June 30, 1999, 2000, and 2001, respectively, and 7.4 percent and 4.5 percent for the nine months ended March 31, 2001 and 2002, respectively. Total interest expense under all credit facilities was $1,208,000, $703,000, and $879,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $691,000 and $237,000 for the nine months ended March 31, 2001 and 2002, respectively. The maximum revolving line of credit balance was $21,554,000, $10,847,000, and $20,365,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $20,365,000 and $23,216,000 for the nine months ended March 31, 2001 and 2002, respectively. The average monthly revolving line of credit balance outstanding was $8,723,000, $2,256,000, and $7,003,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $7,036,000 and $3,148,000 for the nine months ended March 31, 2001 and 2002, respectively. The Company had outstanding letters of credit totaling approximately $399,000 at June 30, 2001, but no outstanding letters of credit at March 31, 2002.

5.    Other Long-Term Liabilities:

Other long-term liabilities as of June 30, 2000 and 2001, and March 31, 2002 consisted of the following (in thousands):

	June 30,		March 31, 2002
	2000	2001
Liability to deferred compensation plan participants	$2,573	$2,784	$3,242
Unearned rent abatements, net of current portion and other	743	232	835

Total	$3,316	$3,016	$4,077

6.    Benefit Plan:

The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan (the Plan). All regular and full-time employees are generally eligible to participate. The board of directors of SRA may elect to make matching or other discretionary contributions to the Plan. The Company’s matching contribution expense was $1,610,000, $2,350,000, and $2,768,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $1,661,000 and $3,410,000 for the nine months ended March 31, 2001 and 2002, respectively, including the value of the stock described in the next paragraph. The matching contribution expense for the nine months ended March 31, 2002 was approximately $1.0 million higher than expected because the value per share of the shares contributed by the Company to the Plan was higher on the contribution date than when the original per-share determination was made.

Plan participants may elect to receive all the matching contributions in cash; otherwise 50 percent of the matching contributions are made in the form of Company stock. Matching contributions are earned by participants on the basis of their calendar year contributions to the Plan. The Company makes the matching contributions, including the transfer of Class A common stock, each January for participant contributions made during the previous calendar year. The Company contributed 150,000, 181,305, and 180,193 shares of Class A common stock to the Plan during the years ended June 30, 1999, 2000, and 2001, respectively, and 201,315 shares of Class A common stock during the nine months ended March 31, 2002.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

7.    Stockholders’ Equity and Stock Options:

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.20 par value per share, the terms and conditions of which are determined by the board of directors at each issuance. No preferred stock has been issued as of April 22, 2002.

Common Stock

Holders of Class A common stock are entitled to dividends per share in an amount equal to dividends per share declared and paid on Class B common stock. Holders of both classes of common stock vote as a single class, with each share of Class A common stock having one vote per share and each share of Class B common stock having ten votes per share. Holders of both classes of common stock would share ratably in the net assets of the Company upon its liquidation or dissolution.

Treasury Stock

The Company has purchased common stock in each of the periods presented in the accompanying financial statements. These treasury stock transactions reflect the Company’s historical practice of purchasing up to a specified number of shares approved by the board of directors at the then fair market value. The Company retains an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Only shares held by stockholders for more than six months are eligible to be purchased by the Company under this limited stock repurchase plan. Additionally, the Company’s stock options allow employees to have shares withheld to pay their minimum tax withholding due upon exercise of nonqualified stock options.

Stock Options

The Company maintains a key employee incentive plan that was approved by the Company’s stockholders in November, 1994. All options granted by the Company since November 1994 have been granted under this plan. Under the terms of the plan, options to purchase Class A common stock or Class B common stock may be granted by the board of directors to key employees. The option price per share is determined by the board of directors and generally will be no less than the fair value of the stock on the date of grant of the option. The Company retains an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Each option is exercisable within periods and in increments determined by the board of directors. A total of 25,000,000 shares of Class A common stock have been made available for issuance of options. This number may be adjusted at the discretion of the board of directors. Additionally, if an employee exercises his or her option to purchase common stock, the Company has a right of repurchase at fair value upon termination of employment and a fair value right of first refusal in the event an employee offers to sell his or her stock to another party. These rights will cease upon the Company becoming publicly-traded and are designed such that under no circumstances would the Company be required to repurchase shares held by an employee for less than six months. The Company’s board of directors has determined that upon the closing of the Company’s initial public offering no further options will be granted under this plan.

The Company recognized compensatory stock option expense of $112,000 and $884,000 on stock options issued below fair market value or upon modification of option terms in the year ended June 30, 1999 and in the nine months ended March 31, 2002, respectively. Options to purchase 164,000 shares of Class A common stock

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

with an exercise price of $5.97 were granted in December 2001. Deferred compensation of $773,000 as of March 31, 2002 will be expensed over the four-year vesting period of the related options. In 2002, the Company adopted the SRA International, Inc. 2002 Stock Incentive Plan. Up to 6,000,000 shares of class A common stock were reserved for issuance under the 2002 plan. The 2002 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, and other stock-based awards. The 2002 plan is administered by the board of directors or a committee of the board of directors, which shall determine the number of shares covered by options, the exercise price, the vesting period, and the duration of such option grants. The board of directors also has the authority under the 2002 plan to determine the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards. The 2002 plan expires in March 2012. No awards have been granted under the 2002 plan.

The following table summarizes stock option activity for the years ended June 30, 1999, 2000, and 2001, and for the nine months ended March 31, 2002:

	Number of Shares	Weighted-Average Exercise Price
Shares under option, June 30, 1998	10,366,700	$1.30
Options granted	2,497,100	4.22
Options exercised	(366,425)	1.15
Options canceled and expired	(231,200)	3.27

Shares under option, June 30, 1999	12,266,175	1.86
Options granted	2,581,340	5.24
Options exercised	(455,375)	2.05
Options canceled and expired	(861,430)	3.74

Shares under option, June 30, 2000	13,530,710	2.38
Options granted	999,290	5.02
Options exercised	(1,883,210)	1.00
Options canceled and expired	(945,773)	4.61

Shares under option, June 30, 2001	11,701,017	2.70
Options granted	182,500	5.94
Options exercised	(2,626,614)	0.78
Options canceled and expired	(168,503)	4.84

Shares under option, March 31, 2002	9,088,400	3.29

Options exercisable at March 31, 2002	5,740,360	2.31

Shares reserved for option awards at March 31, 2002	3,471,676

Information with respect to stock options outstanding and stock options exercisable at March 31, 2002, was as follows:

	Options Outstanding
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$0.08–$0.13	42,000	0.75 years	$0.13
$0.24–$0.34	2,551,125	4.57	0.32
$2.08–$3.73	2,111,384	5.45	3.37
$4.01–$5.97	4,383,891	12.67	5.02

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

	Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$0.08–$0.13	42,000	0.75 years	$0.13
$0.24–$0.34	2,551,125	4.57	0.32
$2.08–$3.73	1,785,381	5.31	3.30
$4.01–$5.90	1,361,854	11.55	4.82

The Company has 10-year and 15-year options. For disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes (Minimum Value) option-pricing model. The following weighted-average assumptions were used for option grants during the years ended June 30, 1999, 2000, and 2001, and the nine months ended March 31, 2001 and 2002, respectively: dividend yield of 0 percent (as the Company has not paid dividends in the past), expected volatility of 0 percent (as the Company has been privately held), expected average lives of 6 years, 6 years, 5 years, 5 years, and 5 years (based on the Company’s experience), and risk-free interest rates of 6.0 percent, 6.1 percent, 5.4 percent, 5.7 percent, and 5.0 percent. The weighted-average fair value of the stock options granted for the years ended June 30, 1999, 2000, and 2001, was $1.28, $1.60, and $1.19, respectively. The weighted-average fair value of the stock options granted for the nine months ended March 31, 2001 and 2002, was $1.40, and $5.94, respectively.

Using the Black-Scholes model, the total value of the options granted for the years ended June 30, 1999, 2000, and 2001, was $3,169,000, $4,139,000, and $1,185,000, respectively, and for the nine months ended March 31, 2001 and 2002, was $38,000 and $1,084,000, respectively, which would be amortized over a four-year vesting period. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value method of accounting, the Company’s pro forma net income (loss) would have been $7,048,000, $4,671,000, and $4,586,000, for the years ended June 30, 1999, 2000, and 2001, respectively, and $594,000 and $5,256,000 for the nine months ended March 31, 2001 and 2002, respectively. The basic earnings (loss) per share would have been $0.30, $0.20, and $0.20, for the years ended June 30, 1999, 2000, and 2001, respectively, and $0.03 and $0.22 for the nine months ended March 31, 2001 and 2002, respectively. Diluted earnings (loss) per share would have been $0.24, $0.16, and $0.16, for the years ended June 30, 1999, 2000, and 2001, respectively, and $0.02 and $0.19 for the nine months ended March 31, 2001 and 2002, respectively.

Class B Purchase Agreements

The Company retains term life insurance policies on the lives of certain executives. Expenses recognized under these policies were $366,000, $382,000, and $651,000 for the years ended June 30, 1999, 2000, and 2001, respectively, and $446,000 and $468,000 for the nine months ended March 31, 2001 and 2002, respectively. Upon death, the Company will use any proceeds to redeem shares of common stock held by the estate of the decedent at the fair market value determined by the board of directors. The Company has not been obligated to maintain any specified level of insurance. The Company expects to amend the agreements with the executives, and will be obligated to maintain these life insurance policies through 2009. Shares not redeemed with the insurance proceeds may, at the Company’s option, be redeemed by the Company to the extent permitted by the Company’s then available borrowing capacity, applicable law, and the Company’s contractual restrictions.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

8.    Income Taxes:

The provision (benefit) for federal and state income taxes included the following for the years ended June 30, 1999, 2000, and 2001, and the nine months ended March 31, 2001 and 2002 (in thousands):

	June 30,			March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Current provision:
Federal	$3,196	$6,670	$7,866	$4,444	$27,174
State	614	1,217	1,432	809	4,947
Deferred provision (benefit):
Federal	1,961	(2,365)	(3,312)	(2,919)	(22,166)
State	358	(430)	(603)	(531)	(4,035)

Total income tax provision	$6,129	$5,092	$5,383	$1,803	$5,920

The Company’s effective income tax rate varied from the statutory federal income tax rate as follows:

	June 30,			March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Statutory Federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	4.1	3.9	3.9	3.9	3.9
Stock-based compensation and 401(k) contribution expense	–	–	–	–	4.4
Nondeductible expenses and other	2.4	2.2	3.3	3.3	2.9

Effective tax rate	41.5%	41.1%	42.2%	42.2%	46.2%

The components of the net deferred tax (liability) asset as of June 30, 2000 and 2001, and March 31, 2002 were as follows (in thousands):
	June 30,		March 31, 2002
	2000	2001
Deferred tax assets:
Compensated absences and other accruals not yet deductible for tax purposes	$–	$–	$8,238
Financial statement depreciation in excess of tax depreciation	1,947	2,424	3,089
Deferred compensation	980	1,294	1,388
Other	357	400	233

	3,284	4,118	12,948

Deferred tax liabilities:
Capitalized software	(285)	(1,014)	(1,106)
Unbilled contract revenue	–	–	(1,957)
Difference between accrual basis of accounting and cash basis of accounting for revenues and expenses	(23,230)	(19,420)	–

	(23,515)	(20,434)	(3,063)

Net deferred tax (liability) asset	$(20,231)	$(16,316)	$9,885

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

On February 28, 2002, the Company executed a Closing Agreement and Final Determination with the Internal Revenue Service (IRS) that settled all outstanding issues raised by the IRS with respect to an audit of the Company’s June 30, 1996 tax return. The primary issue related to the Company’s use of the cash receipts and disbursements method of accounting for income tax purposes. The IRS asserted that the Company did not qualify to use this method of accounting. While the Company disagreed with the IRS on this matter, in order to bring the matter to closure, SRA agreed to convert from the cash method to the accrual method effective July 1, 2000. As part of the settlement, the IRS accepted the Company’s use of the cash method for tax returns filed through June 30, 2000. The effect of this change required that the Company pay deferred federal and state income taxes, plus interest accrued from September 24, 2001 to February 28, 2002. On February 28, 2002, the Company paid the federal portion of these taxes totaling $18.6 million, plus interest of $538,000. The Company also paid $3.2 million of state taxes representing substantially all of the required additional state tax payments.

The Company had previously established a reserve of approximately $2.6 million (see Note 3) relating to the estimated probable interest on the tax liability. The provision for this accrual is reflected in other expense in the statement of operations through June 30, 2001. Because this reserve exceeded the amount of the actual federal interest payments and the Company’s estimated state interest payments, the Company reversed approximately $1.8 million of the reserve in the quarter ended March 31, 2002. This reversal is reflected as other income in the statement of operations in the nine months ended March 31, 2002.

9.    Commitments and Contingencies:

Government Contracting

Payments to the Company on cost-plus contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 1999 have been completed. In the opinion of management, audit adjustments resulting from audits for the years ended June 30, 2000 and 2001 and for the nine months ended March 31, 2002 are not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, SRA would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus a negotiated amount of profit. Federal government contractors who fail to comply with applicable government procurement-related statutes and regulations may be subject to potential contract termination, suspension and debarment from contracting with the government, or other remedies.

Leases

Net rent expense was as follows for the years ended June 30, 1999, 2000, and 2001 and for the nine months ended March 31, 2001 and 2002 (in thousands):

	June 30,			March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Office space	$9,371	$10,974	$11,237	$8,530	$9,516
Sublease income	(598)	(1,035)	(923)	(750)	(1,135)

Subtotal	8,773	9,939	10,314	7,780	8,381
Furniture and equipment	1,022	871	684	535	508

Total	$9,795	$10,810	$10,998	$8,315	$8,889

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

Future minimum rental commitments under noncancellable operating leases (primarily for office space) are as follows (in thousands):

	Rental Commitments	Sublease Income	Net Commitments
Three months ending June 30, 2002	$3,168	$92	$3,076
Years ending June 30, 2003	12,288	216	12,072
2004	11,839	170	11,669
2005	10,838	101	10,737
2006	10,042	—	10,042
2007	9,657	—	9,657
Thereafter	72,598	—	72,598

Total minimum lease payments	$130,430	$579	$129,851

Leases for certain office space entitle the Company to rent abatements pursuant to its lease agreements. The rent abatements are amortized as reductions in rent expense over the term of the affected leases. Certain lease commitments will be subject to adjustment based on changes in the Consumer Price Index.

Litigation

The Company is involved in various legal proceedings concerning matters arising in the ordinary course of business. The Company currently believes that any ultimate liability arising out of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

10.    Gain (Loss) on Equity Method Investment:

In February 2001, the Company recognized a pre-tax gain of $11,776,000 on the sale of its minority interest in Mail2000, Inc. Approximately $900,000 of this gain related to amounts previously accrued by the Company for probable losses under funding commitments by the Company to Mail2000, Inc. The Company deferred recognition of contingent gains attributable to the portion of its sales proceeds that were deposited in escrow to cover certain contingencies. In the nine months ended March 31, 2002, an additional pre-tax gain of $373,000 was recognized when the Company received its portion of proceeds from the settlement of the first of two issues for which funds were escrowed. Additionally, the Company indemnified the purchasers of Mail2000, Inc. against certain possible future losses, the amount of which, if any, is generally limited to 50 percent of the proceeds received by the Company. To date, no losses indemnified by the Company have been asserted by the purchasers and management believes that the probability of loss pursuant to the indemnification is remote.

11.    Reimbursement of Expenses Upon Formation of Mantas, Inc.:

On December 15, 2000, the Company formed a wholly owned subsidiary, Mantas LLC, with the expectation that the Company would soon transfer its Mantas service offering, consisting of contracts, people, and intellectual property, to Mantas LLC and a third party investor would purchase an equity interest in Mantas LLC for cash. After completing due diligence in December 2000, the third party investor expected to fund this newly formed entity on or about January 1, 2001. However, the actual closing was delayed until May 24, 2001 to allow

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

an additional investor to participate. The Company continued to own, develop and operate the Mantas service offering it had planned to transfer to Mantas LLC until May 24, 2001. The Company did this with the understanding from the third party investors that once Mantas LLC was funded, the Company would be reimbursed by Mantas LLC for the operating costs of the Mantas service offering from January 1, 2001 to closing. However, there was no signed agreement in place that would have obligated the third party investors to fund Mantas LLC and no ownership interest in the Company’s Mantas service offering had been transferred to the third party investors. Therefore, the Company had all risks and rewards of ownership with respect to the Mantas service offering through closing on May 24, 2001.

Operations of the Mantas service offering for the period from January 1, 2001 to May 24, 2001 resulted in the Company incurring $9.9 million of expenses ($5.5 million in the quarter ended March 31, 2001 and $4.4 million in the quarter ended June 30, 2001) and realizing $3.3 million of revenues ($1.1 million in the quarter ended March 31, 2001 and $2.2 million in the quarter ended June 30, 2001), which were included in the Company’s operating results as revenues and expenses. On May 24, 2001, the Company converted Mantas LLC from a limited liability company to a Delaware corporation and changed its name to Mantas, Inc. The Company transferred the contracts, people, and intellectual property rights of its Mantas service offering to Mantas, Inc. in exchange for a 52 percent non-controlling interest in Mantas, Inc. and the third party investors contributed $15 million and other consideration for their interests in Mantas, Inc. Subsequent to May 24, 2001, Mantas, Inc. reimbursed the Company for the costs described above and the Company paid Mantas, Inc. for the revenues earned by the Company on Mantas, Inc. contracts for the period January 1, 2001 to May 24, 2001. This resulted in a net reimbursement to the Company of approximately $6.5 million which is recorded as a separate component of operations under “Reimbursement of expenses upon formation of Mantas, Inc.” Since May 24, 2001, the Company has accounted for its investment in Mantas, Inc. using the equity method of accounting as it has significant influence but not control since the Company does not control Mantas, Inc.’s Board of Directors. The Company’s ownership interest and influence was reduced to 29% when the second round of Mantas, Inc. funding occurred on April 5, 2002, with the full funding provided by one of the third party investors.

12.    Related Party Transactions:

Since May 24, 2001 (Closing), Mantas has utilized certain services provided by the Company. Mantas reimburses the Company for the cost of such services. Mantas leases space from the Company and receives other support services related to its occupancy. Sublease income and amounts due for other support services provided were approximately $1.3 from Closing through March 31, 2002. The Company also allows Mantas to obtain certain travel and insurance-related services utilizing the Company's existing relationships with vendors. The total of such services received by Mantas was approximately $1.1 from Closing through March 31, 2002. Additionally, the Company provides labor services when requested by Mantas to support its administrative and client support activities. Approximately $760,000 of such labor services were provided from Closing through March 31, 2002. At March 31, 2002, amounts due from Mantas for all services utilized were approximately $327,000, which amounts were subsequently paid by Mantas to the Company.

The Company has also made certain performance guarantees to Mantas customers. Management believes that the Company’s potential for loss under these commitments is remote.

13.    Segment Reporting:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. SRA reports three operating segments – Consulting & Systems Integration (C&SI), Emerging Technologies (ET), and Legal Systems Integration (LSI).

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

The C&SI segment focuses on the Company’s three principal markets: national security, health care and public heath, and civil government. The ET segment performs advanced technology research and development and manages and maintains the Company’s proprietary software product offerings. The LSI segment consists of the Company’s prior legal systems integration business, that was closed as of December 31, 2000. The portion of selling, general, and administrative expenses that relate to corporate support functions and depreciation and amortization are allocated to segments based on the ratio of segment labor expense to total labor expense, exclusive of corporate selling, general, and administrative labor expense. The total amount of corporate selling, general, and administrative expense allocated to segments was $36.5 million, $36.9 million, and $37.2 million for the years ended June 30, 1999, 2000, and 2001, respectively, and $29.2 million and $25.9 million for the nine months ended March 31, 2001 and 2002, respectively. The Company only tracks accounts receivable by segment. No other assets are specifically assigned to a segment.

Reportable Segments (in thousands)

Year Ended June 30, 1999	C&SI	ET	LSI	Total
Revenues	$257,579	$15,603	$18,674	$291,856
Depreciation	4,888	454	378	5,720
Operating income (loss)	21,622	(4,459)	(1,326)	15,837
Accounts receivable, net at June 30, 1999	97,792	2,780	7,394	107,966

Year Ended June 30, 2000	C&SI	ET	LSI	Total
Revenues	$282,735	$14,056	$15,244	$312,035
Depreciation	6,340	493	425	7,258
Operating income (loss)	20,273	(2,105)	(4,140)	14,028
Accounts receivable, net at June 30, 2000	89,081	2,395	3,116	94,592

Year Ended June 30, 2001	C&SI	ET	LSI	Total
Revenues	$294,892	$14,168	$3,488	$312,548
Depreciation	6,938	949	158	8,045
Operating income (loss)	16,263	(8,208)	(3,887)	4,168
Accounts receivable, net at June 30, 2001	96,188	390	870	97,448

Nine Months Ended March 31, 2001 (unaudited)	C&SI	ET	LSI	Total
Revenues	$212,960	$10,883	$3,488	$227,331
Depreciation	4,996	700	158	5,854
Operating income (loss)	10,611	(12,222)	(3,887)	(5,498)
Accounts receivable, net at March 31, 2001	96,105	1,320	868	98,293

Nine Months Ended March 31, 2002	C&SI	ET	LSI	Total
Revenues	$256,191	$3,564	$—	$259,755
Depreciation	5,273	261	—	5,534
Operating income (loss)	16,572	(5,778)	—	10,794
Accounts receivable, net at March 31, 2002	96,358	757	457	97,572

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended June 30, 1999, 2000, and 2001 and the Nine Months Ended March 31, 2002
(Information for the nine months ended March 31, 2001 is unaudited)

14.    Acquisition of The Marasco Newton Group Ltd.:

In January 2002, the Company acquired, by merger, all of the outstanding stock of The Marasco Newton Group, Ltd. (Marasco Newton). An initial payment of approximately $6.2 million was made to Marasco Newton stockholders, with another $1.0 million deposited in escrow to secure indemnification obligations of Marasco Newton. Approximately $2.2 million of the initial payment was allocated to identifiable intangibles and approximately $3.0 million to goodwill. In connection with the acquisition, the Company assumed debt of approximately $5.2 million. Approximately $9.1 million of additional purchase price may become due to Marasco Newton stockholders in the future if Marasco Newton achieves specified operating results and additions to contract backlog. These additional payments, if any, are expected to be made in two parts between March 1, 2003 and June 30, 2003. Had the Company acquired Marasco Newton at July 1, 2000, its actual results of operations would not have been significant to the Company’s consolidated results of operations.

15.    Quarterly Financial Data (Unaudited)(in thousands, except per share amounts):

	Revenues	Operating Income (Loss)	Income (Loss) Before Taxes	Net Income (Loss)	Earnings (Loss) Per Share (a)
					Basic	Diluted
Year Ended June 30, 2000
1st Quarter	$77,425	$3,770	$3,563	$2,098	$0.09	$0.07
2nd Quarter	81,950	3,540	3,402	2,004	0.09	0.07
3rd Quarter	75,930	5,328	4,954	2,918	0.12	0.10
4th Quarter	76,730	1,390	471	278	0.01	0.01

Year Ended June 30, 2001
1st Quarter	$76,572	$(499)	$(735)	$(425)	$(0.02)	$(0.02)
2nd Quarter	72,605	(5,033)	(5,721)	(3,306)	(0.14)	(0.14)
3rd Quarter	78,154	34	10,728	6,201	0.27	0.22
4th Quarter	85,217	9,666	8,484	4,903	0.21	0.18

Nine Months Ended March 31, 2002
1st Quarter	$77,594	$1,974	$2,282	$1,197	$0.05	$0.04
2nd Quarter	82,986	2,912	2,968	1,264	0.05	0.05
3rd Quarter	99,175	5,908	7,564	4,433	0.19	0.16

(a)
The sum of net earnings (loss) per share for the four quarters in both years differs from the annual earnings (loss) per share due to the required method of computing the weighted average number of shares in the interim period.

16.    Subsequent Event:

On April 22, 2002, the Company and certain of its stockholders agreed to sell 910,092 and 2,689,908 shares, respectively, of class A common stock at a per share price of $11.00 to investment entities affiliated with General Atlantic Partners, LLC.

SRA
INTERNATIONAL, INC.

Our Commitment:
Excellence and Client Satisfaction
For Over Twenty Years

National Defense

Health Care and Public Health

Civil Government

Honesty and Service

Information Technology Services and Solutions for Government

                      Shares

Class A Common Stock

PROSPECTUS

            , 2002

Sole Bookrunner
Salomon Smith Barney

UBS Warburg

Legg Mason Wood Walker
Incorporated

Raymond James

Adams, Harkness & Hill, Inc.

BB&T Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of class A common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee	$8,491
NASD filing fee	9,729
New York Stock Exchange listing fee	200,000
Printing and engraving expenses	200,000
Legal fees and expenses	400,000
Accounting fees and expenses	850,000
Blue Sky fees and expenses (including legal fees)	15,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	61,780

Total	$1,750,000

The Registrant will bear all expenses shown above.

Item 14.     Indemnification of Directors and Officers.

Article SEVENTH of the Registrant’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the Registrant’s directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

Article EIGHTH of the Registrant’s Restated Certificate provides that the Registrant shall indemnify (a) each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had not reasonable cause to believe his conduct was unlawful and (b) any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses (including attorneys’ fees) which the court deems proper. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses shall be advanced to an Indemnitee at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

Article EIGHTH of the Registrant’s Restated Certificate further provides that the indemnification provided therein is not exclusive.

The Registrant has purchased directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.    Recent Sales of Unregistered Securities.

Since March 1, 1999, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below.

In April 2002, the Registrant issued 910,092 shares of its class A common stock to four investment entities affiliated with General Atlantic Partners, LLC at a purchase price of $11.00 per share.

Since March 1, 1999, the Registrant has issued options to purchase a total of 5,684,230 shares of its class A common stock at exercise prices ranging from $4.01 to $5.97 per share to employees and directors pursuant to the Registrant’s 1994 Stock Option Plan. From March 1, 1999 to April 23, 2002, optionees have exercised 5,000,224 options at a weighted-average exercise price of $1.30.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, Rule 506 of the Securities Act, or Rule 701 of the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Since March 1, 1999, the Registrant has issued 562,813 shares of its class A common stock to its 401(k) plan through matching contributions and discretionary and extra contributions as determined by its board of directors. These issuances were not sales within the meaning of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1†	Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the completion of this offering
3.3†	By-Laws of the Registrant
3.4	Form of Amended and Restated By-Laws of the Registrant, to be effective upon the completion of this offering
4.1*	Specimen common stock certificate
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
5.1*	Opinion of Hale and Dorr LLP
10.1†	1994 Stock Option Plan, as amended
10.2†	1985 Key Employee Incentive Plan
10.3	2002 Stock Incentive Plan
10.4†	Deferred Compensation Plan for Key Employees, as amended.
10.5	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended.
10.6	Office Lease Agreement, dated May 11, 1999, between the Registrant and Fair Lakes North and South L.P., as amended.
10.7†	Loan Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.
10.8†	401(k) Savings Plan, as amended.
10.9*	Second Amended and Restated Stock Purchase Agreement between the Registrant and Ernst Volgenau, dated , 2002.
10.10*	Second Amended and Restated Stock Purchase Agreement between the Registrant and William K. Brehm, dated , 2002.
10.11
Stockholders Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 23, 2002.

Exhibit No.	Description
10.12	Registration Rights Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, and GAPCO GmbH & Co. KG, dated April 23, 2002.
10.13
Stock Purchase Agreement among the Registrant, General Atlantic Partners 75, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG and the stockholders named therein, dated April 22, 2002.

10.14	Revolving Note, dated August 15, 2001 of the Registrant, Systems Research and Applications Corporation, SRA Technical Services Center, Inc. to SunTrust Bank.
10.15	Security Agreement dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.
10.16
Collateral Assignment, Patent Mortgage and Security Agreement, dated August 15, 2001, among the Registrant, SunTrust Bank, Systems Research and Applications Corporation and SRA Technical Services Center, Inc.

16.1	Letter regarding change in certifying accountants

21.1†	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)

24.1A	Power of Attorney of Steven A. Denning

24.1B†	Powers of Attorney of Directors other than Steven A. Denning

†	Previously filed.

*	To be filed by amendment.

(b)	Financial Statement Schedules:
Independent Auditors’ Report on Schedule
Schedule of Valuation and Qualifying Accounts

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the Registrant, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)
For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia, on this 25th day of April, 2002.

SR	A INTERNATIONAL, INC.

By	: /S/ ERNST VOLGENAU

Ernst Volgenau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ERNST VOLGENAU Ernst Volgenau	President, Chief Executive Officer and Director (Principal Executive Officer)	April 25, 2002
/s/ STEPHEN C. HUGHES Stephen C. Hughes	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 25, 2002
* William K. Brehm	Chairman of the Board of Directors	April 25, 2002
* Steven A. Denning	Director	April 25, 2002
* E. David Crockett	Director	April 25, 2002
* Michael R. Klein	Director	April 25, 2002
* Delbert C. Staley	Director	April 25, 2002

*/S/ ERNST VOLGENAU Ernst Volgenau Attorney-in-Fact	April 25, 2002

INDEPENDENT AUDITORS’ REPORT ON SCHEDULE

To the Board of Directors and Stockholders of
SRA International, Inc.:

We have audited the consolidated financial statements of SRA International, Inc. as of June 30, 2000 and 2001 and March 31, 2002 and for the three years ended June 30, 2001 and the nine months ended March 31, 2002, and have issued our report thereon dated April 22, 2002. Such consolidated financial statements and report are included elsewhere in this Registration Statement. Our audits also included the financial statement schedule of SRA International, Inc. listed in Item 16(b). This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

McLean, Virginia
April 22, 2002

S-1

Schedule II

Valuation and Qualifying Accounts

Activity in the Company’s allowance accounts for the years ended June 30, 1999, 2000, and 2001 was as follows (in thousands):

Allowance for Doubtful Accounts
Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
1999	$375	$200	$—	$—	$575
2000	575	50	42	—	583
2001	583	767	150	—	1,200

Allowance for Contract Disallowances
Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
1999	$1,100	$583	$—	$—	$1,683
2000	1,683	242	—	—	1,925
2001	1,925	(183)	—	—	1,742

Allowance for Interest on Tax Exposure
Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other	Balance at End of Period
1999	$—	$—	$—	$—	$—
2000	—	209	—	—	209
2001	209	2,391	—	—	2,600

S-2